SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Financial Statements

December 31, 2013 and 2012

(A free translation of the original in Portuguese)

Petróleo Brasileiro S.A. – Petrobras

Index

Report of Independent Registered Public Accounting Firm		3
Statement of Financial Position		6
Statement of Income		7
Statement of Comprehensive Income		8
Statement of Cash Flows		9
Statement of Changes in Shareholders’ Equity		10
Statement of Added Value		11
Notes to the financial statements		12
1.	The Company and its operations	12
2.	Basis of preparation of financial information	12
3.	Summary of significant accounting policies	14
4.	Critical accounting policies: key estimates and judgments	26
5.	New standards and interpretations	30
6.	Cash and cash equivalents	32
7.	Marketable securities	32
8.	Trade and other receivables	33
9.	Inventories	34
10.	Acquisitions, disposal of assets and legal mergers	34
11.	Investments	39
12.	Property, plant and equipment	43
13.	Intangible assets	45
14.	Impairment	47
15.	Exploration for and evaluation of oil and gas reserves	48
16.	Trade payables	50
17.	Finance debt	50
18.	Leases	54
19.	Related parties	54
20.	Provision for decommissioning costs	59
21.	Taxes	60
22.	Employee benefits (Post-employment)	64
23.	Profit sharing	70
24.	Shareholders’ equity	70
25.	Sales revenues	73
26.	Other operating expenses, net	73
27.	Expenses by nature	74
28.	Net finance income (expense)	74
29.	Supplementary information on statement of cash flows	75
30.	Segment information	76
31.	Provisions for legal proceedings, contingent liabilities and contingent assets	80
32.	Natural Gas Purchase Commitments	84
33.	Collateral in connection with concession agreements for petroleum exploration	84
34.	Risk management and derivative instruments	84
35.	Fair value of financial assets and liabilities	93
36.	Insurance	94
37.	Subsequent events	95
Supplementary information		96
The Board of Directors and Officers		111

Report of Independent Registered Public Accounting Firm

Independent auditor's report

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. - Petrobras

We have audited the accompanying financial statements of Petróleo Brasileiro S.A. Petrobras ("Company" or "Petrobras"), which comprise the balance sheet as of December 31, 2013 and the statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

We have also audited the accompanying consolidated financial statements of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries ("Consolidated"), which comprise the consolidated balance sheet as of December 31, 2013 and the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practices adopted in Brazil, and for the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the parent company financial statements

In our opinion, the parent company financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras as of December 31, 2013, and its financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil.

Opinion on the Consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of December 31, 2013, and their financial performance and their cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and accounting practices adopted in Brazil.

Emphasis of matter

As discussed in note 2 to these financial statements, the parent company financial statements have been prepared in accordance with accounting practices adopted in Brazil. In the case of Petróleo Brasileiro S.A. - Petrobras, these practices differ from IFRS applicable to separate financial statements only in relation to the measurement of investments in subsidiaries, associates and jointly-controlled entities based on equity accounting, while IFRS requires measurement based on cost or fair value, and the maintenance of the balances of deferred charges existing as at December 31, 2008, which are being amortized. Our opinion is not qualified in respect of this matter.

Other matters

Prior period financial statements audited by another audit firm

The accompanying financial statements mentioned in the first paragraph includes accounting information presented in the individual and consolidated balance sheet as of December 31, 2011 which were obtained from previously issued financial statements originally prepared prior to the adjustments described in Note 2.3., which were made as a result of the adoption of CPC 33 (R1) - Employee Benefits and IAS 19 (revised) - Employee Benefits.  The examination of the financial statements for the year ended December 31, 2011, as originally prepared, was conducted by another independent firm who issued an unqualified audit report dated February 9, 2012.  As part of our audit of the accompanying financial statements for the year ended December 31, 2013, we have audited the adjustments made in the balance sheet at December 31, 2011, as presented in the opening balance for January 1, 2012.  Based on this audit, nothing came to our attention that such adjustments are not appropriate or were not properly recorded in all material respects.  We were not engaged to audit, review or apply any other procedures on the balance sheet as of December 31, 2011 and, therefore, express no opinion or any form of assurance on these prior year financial statements.

Statements of added value

We have also audited the parent company and consolidated statements of value added for the year ended December 31, 2013, the presentation of which is required by Brazilian Corporation Law for public companies, which are the responsibility of the Company's management, considered as supplementary information by IFRS, which does not require the presentation of the statements of value added and social balance. These statements were submitted to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

Rio de Janeiro, February 25, 2014

/s/ PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

/s/ Marcos Donizete Panassol

Contador CRC 1SP155975/O-8 "S" RJ

Petróleo Brasileiro S.A. – Petrobras

Statement of Financial Position

December 31, 2013 and 2012 and January 1, 2012 (In R$ million, unless otherwise indicated)

		Consolidated			Parent Company					Consolidated			Parent Company
Assets	Note	2013	2012 (*)	01.01.12 (*)	2013	2012 (*)	01.01.12 (*)	Liabilities	Note	2013	2012 (*)	01.01.12 (*)	2013	2012 (*)	01.01.12 (*)
Current assets								Current liabilities
Cash and cash equivalents	6	37,172	27,628	35,747	7,917	17,393	18,858	Trade payables	16	27,922	24,775	22,252	25,961	26,918	22,601
Marketable securities	7	9,101	21,316	16,808	22,752	23,379	23,625	Current debt	17	18,744	15,283	18,884	46,627	15,519	12,252
Trade and other receivables, net	8.1	22,652	22,681	22,053	16,301	17,374	21,068	Finance lease obligations	18.1	38	37	82	1,784	1,741	1,922
Inventories	9	33,324	29,736	28,447	27,476	24,908	22,434	Income taxes	21.1	659	704	494	−	−	−
Recoverable income taxes	21.1	2,484	2,989	3,786	1,468	1,831	2,212	Other taxes payable	21.2	10,938	11,818	10,475	9,734	10,518	9,258
Other recoverable taxes	21.2	9,162	8,398	9,060	7,813	7,005	7,160	Dividends payable	24.5	9,301	6,154	3,878	9,301	6,154	3,878
Advances to suppliers		1,600	1,895	1,389	1,407	1,682	1,040	Payroll, profit sharing and related charges		4,806	4,420	4,742	4,127	3,801	4,015
Other current assets		2,218	3,168	3,874	1,565	2,341	1,647	Pension and medical benefits	22	1,912	1,610	1,427	1,820	1,518	1,341
		117,713	117,811	121,164	86,699	95,913	98,044	Others		5,691	4,820	5,978	2,695	1,831	1,669
Assets classified as held for sale	10.3	5,638	290	−	781	290	−			80,011	69,621	68,212	102,049	68,000	56,936
		123,351	118,101	121,164	87,480	96,203	98,044	Liabilities on assets classified as held for sale	10.3	2,514	−	−	−	−	−
										82,525	69,621	68,212	102,049	68,000	56,936

Non-current assets								Non-current liabilities
Long-term receivables								Non-current debt	17	248,867	180,818	136,405	105,737	70,271	43,055
Trade and other receivables, net	8.1	10,616	9,075	6,103	4,453	8,646	12,843	Finance lease obligations	18.1	171	176	183	5,959	6,021	7,422
Marketable securities	7	307	359	5,747	257	288	5,219	Deferred income taxes	21.3	23,206	24,472	23,555	24,259	22,708	23,326
Judicial deposits	31.2	5,866	5,510	3,902	4,826	4,676	3,410	Pension and medical benefits	22	27,541	39,716	28,243	26,077	37,325	26,137
Deferred income taxes	21.3	2,647	2,608	1,475				Provisions for legal proceedings	31.1	2,918	2,585	2,041	2,280	1,504	1,015
Other tax assets	21.2	12,603	10,673	9,214	10,899	7,449	6,334	Provision for decommissioning costs	20	16,709	19,292	8,839	15,320	18,391	8,241
Advances to suppliers		7,566	6,449	5,892	2,172	2,061	1,011	Others		1,696	1,577	2,310	3,352	4,505	3,123
Others		4,395	3,857	3,234	3,723	3,186	2,322			321,108	268,636	201,576	182,984	160,725	112,319
		44,000	38,531	35,567	26,330	26,306	31,139			403,633	338,257	269,788	285,033	228,725	169,255

								Shareholders' equity	24
Investments	11	15,615	12,477	12,248	83,497	77,705	56,631	Share capital	24.1	205,411	205,392	205,380	205,411	205,392	205,380
Property, plant and equipment	12	533,880	418,716	343,117	402,567	279,824	227,479	Additional paid in capital	24.2	737	630	563	1,048	939	859
Intangible assets	13	36,121	81,207	81,434	33,289	77,349	77,709	Profit reserves	24.3	149,036	134,775	122,470	148,925	134,827	122,809
Deferred charges		−	−	−	10	119	246	Accumulated other comprehensive income (loss)	24.4	(7,244)	(12,376)	(7,056)	(7,244)	(12,377)	(7,055)
		629,616	550,931	472,366	545,693	461,303	393,204			347,940	328,421	321,357	348,140	328,781	321,993
								Non-controlling interests		1,394	2,354	2,385	−	−	−
										349,334	330,775	323,742	348,140	328,781	321,993

		752,967	669,032	593,530	633,173	557,506	491,248			752,967	669,032	593,530	633,173	557,506	491,248
(*) Restated as set out in note 2.3.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Income

December 31, 2013 and 2012 (In R$ million, unless otherwise indicated)

		Consolidated		Parent Company
	Note	2013	2012	2013	2012

Sales revenues	25	304,890	281,379	237,405	217,346
Cost of sales		(233,726)	(210,472)	(186,742)	(167,882)
Gross profit		71,164	70,907	50,663	49,464

Income (expenses)
Selling expenses		(10,601)	(9,604)	(12,964)	(11,819)
General and administrative expenses		(10,751)	(9,842)	(7,481)	(6,843)
Exploration costs		(6,445)	(7,871)	(6,056)	(7,131)
Research and development expenses		(2,428)	(2,238)	(2,389)	(2,217)
Other taxes		(1,721)	(760)	(949)	(338)
Other operating expenses, net	26	(4,854)	(8,195)	(7,118)	(7,245)
		(36,800)	(38,510)	(36,957)	(35,593)

Net income before financial results, profit sharing and income taxes		34,364	32,397	13,706	13,871

Finance income (expenses), net:	28	(6,202)	(3,723)	(2,071)	1,689
Finance income		3,911	7,241	3,778	6,928
Finance expenses		(5,795)	(3,950)	(2,856)	(957)
Foreign exchange and inflation indexation charges		(4,318)	(7,014)	(2,993)	(4,282)

Share of profit / gains on interest in equity-accounted investments		1,095	84	14,094	8,581

Profit sharing	23	(1,102)	(1,005)	(908)	(815)

Net income before income taxes		28,155	27,753	24,821	23,326

Income tax and social contribution	21.4	(5,148)	(6,794)	(1,413)	(2,431)

Net income		23,007	20,959	23,408	20,895

Attributable to:
Shareholders of Petrobras		23,570	21,182	23,408	20,895
Non-controlling interests		(563)	(223)	−	−
		23,007	20,959	23,408	20,895
Basic and diluted earnings per share (in R$)	24.6	1.81	1.62	1.79	1.60

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Comprehensive Income

December 31, 2013 and 2012 (In R$ million)

	Consolidated		Parent Company
	2013	2012 (*)	2013	2012 (*)

Net income	23,007	20,959	23,408	20,895

Items that will not be reclassified to profit or loss:
Actuarial gains / (losses) on defined benefit pension plans	15,636	(9,173)	14,415	(8,902)
Deferred Income tax and social contribution	(4,647)	2,996	(4,364)	2,901
	10,989	(6,177)	10,051	(6,001)

Items that may be reclassified subsequently to profit or loss:
Cumulative translation adjustments	3,103	1,016	−	−
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	(1)	1,016	(1)	974
Reclassified to profit or loss	(90)	(1,459)	−	(1,459)
Deferred income tax and social contribution	31	148	−	164
	(60)	(295)	(1)	(321)
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	(13,361)	(5)	(12,199)	−
Reclassified to profit or loss	714	14	624	−
Deferred income tax and social contribution	4,315	1	3,199	−
	(8,332)	10	(8,376)	−

Share of other comprehensive income of equity-accounted investments	(573)	1	3,469	1,011

Other comprehensive income	5,127	(5,445)	5,143	(5,311)

Total comprehensive income	28,134	15,514	28,551	15,584
Comprehensive income attributable to:
Shareholders of Petrobras	28,712	15,872	28,551	15,584
Non-controlling interests	(578)	(358)	−	−
Total comprehensive income	28,134	15,514	28,551	15,584

(*) Restated as set out in note 2.3.
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Cash Flows

December 31, 2013 and 2012 (In R$ million, unless otherwise indicated)

	Consolidated		Parent Company
	2013	2012	2013	2012
Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	23,570	21,182	23,408	20,895

Adjustments for:
Non-controlling interests	(563)	(223)	−	−
Pension and medical benefits (actuarial expense)	5,515	4,074	5,046	3,734
Share of profit of equity-accounted investments	(1,095)	(84)	(14,094)	(8,581)
Depreciation, depletion and amortization	28,467	21,766	21,474	15,738
Impairment charges on property, plant and equipment and other assets	2,508	1,747	324	491
Exploratory expenditures written off	4,169	5,628	4,040	5,268
Gains / (Losses) on disposal / write-offs of non-current assets	(3,877)	17	(131)	113
Foreign Exchange variation, indexation and finance charges	7,027	8,584	4,231	2,774
Deferred income taxes, net	323	2,222	1,412	2,430

Increase (Decrease) in assets
Trade and other receivables, net	(2,693)	(3,068)	(3,737)	4,480
Inventories	(4,601)	(3,560)	(2,989)	(2,900)
Other assets	(432)	(4,051)	(1,121)	(6,059)

Increase (Decrease) in liabilities
Trade payables	2,516	2,115	(2,252)	2,329
Taxes payable	(3,000)	(307)	(2,489)	(488)
Pension and medical benefits	(1,724)	(1,443)	(1,580)	(1,345)
Other liabilities	100	(454)	325	245
Net cash provided by operating activities	56,210	54,145	31,867	39,124
Cash flows from Investing activities
Capital expenditures	(97,925)	(80,032)	(70,470)	(53,870)
Investments in investees	(429)	(285)	(14,569)	(18,905)

Receipts from disposal of assets (divestment)	8,383	569	2,643	569
Investments in marketable securities	12,981	4,324	2,125	8,627
Dividends received	316	485	2,978	3,200
Net cash provided by / (used in) investing activities	(76,674)	(74,939)	(77,293)	(60,379)
Cash flows from financing activities
Acquisition of non-controlling interest	(137)	520	−	−
Financing and loans, net:
Proceeds from long-term financing	83,669	48,931	107,383	83,489
Repayment of principal	(39,560)	(22,317)	(62,214)	(54,219)
Repayment of interest	(10,933)	(9,298)	(3,443)	(3,293)
Dividends paid to shareholders	(5,776)	(6,187)	(5,776)	(6,187)
Net cash provided by / (used in) financing activities	27,263	11,649	35,950	19,790

Effect of exchange rate changes on cash and cash equivalents	2,745	1,026	−	−

Net increase / (decrease) in cash and cash equivalents in the year	9,544	(8,119)	(9,476)	(1,465)

Cash and cash equivalents at the beginning of the year	27,628	35,747	17,393	18,858

Cash and cash equivalents at the end of the year	37,172	27,628	7,917	17,393

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Changes in Shareholders’ Equity

December 31, 2013 and 2012 (In R$ million, unless otherwise indicated)

		Additional paid in capital		Accumulated other comprehensive income			Profit reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit plans	Other comprehensive income and deemed cost	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Total shareholders' equity attributable to shareholders of Petrobras (CPC)	Deferred charges	Non-controlling interests (IFRS)	Total consolidated shareholders' equity (IFRS)
	205,380	(477)	1,336	927	(8,328)	346	14,309	2,449	1,405	104,800	(154)	321,993	(636)	2,385	323,742
Balance at January 1, 2012 (*)	205,380		859			(7,055)					122,809	321,993	(636)	2,385	323,742
Capital increase with reserves	12	−	−	−	−	−	−	−	(12)	−	−	−			−
Capital increase with issue of new shares	−	−	−	−	−	−	−	−	−	−	−	−			−
Realization of deemed cost of associates	−	−	−	−	−	(11)	−	−	−	−	11	−			−
Change in interest in subsidiaries	−	−	80	−	−	−	−	−	−	−	−	80	(11)	551	620
Net income for the year	−	−	−	−	−	−	−	−	−	−	20,895	20,895	287	(223)	20,959
Other comprehensive income	−	−	−	1,151	(6,177)	(285)	−	−	−	−	−	(5,311)		(135)	(5,446)
Distributions:
Allocation of net income	−	−	−	−	−	−	1,045	1,027	19	9,939	(12,030)	−			−
Dividends	−	−	−	−	−	−	−	−	−	−	(8,876)	(8,876)		(224)	(9,100)
Balance at December 31, 2012 (*)	205,392	(477)	1,416	2,078	(14,505)	50	15,354	3,476	1,412	114,739	(154)	328,781	(360)	2,354	330,775
	205,392		939			(12,377)					134,827	328,781	(360)	2,354	330,775
Capital increase with reserves	19	−	−	−	−	−	−	−	(19)	−	−	−			−
Capital increase with issue of new shares												−			−
Realization of deemed cost of associates	−	−	−	−	−	(10)	−	−	−	−	10	−			−
Change in interest in subsidiaries	−	−	109	−	−	−	−	−	−	−	−	109	(2)	(238)	(131)
Net income for the year	−	−	−	−	−	−	−	−	−	−	23,408	23,408	162	(563)	23,007
Other comprehensive income	−	−	−	3,118	10,989	(8,964)	−	−	−	−	−	5,143		(15)	5,128
Distributions:
Allocation of net income	−	−	−	−	−	−	1,170	1,027	21	11,745	(13,963)	−			−
Dividends	−	−	−	−	−	−	−	−	−	−	(9,301)	(9,301)		(144)	(9,445)
Balance at December 31, 2013	205,411	(477)	1,525	5,196	(3,516)	(8,924)	16,524	4,503	1,414	126,484	−	348,140	(200)	1,394	349,334
	205,411		1,048			(7,244)					148,925	348,140	(200)	1,394	349,334

(*) Restated as set out in note 2.3.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Statement of Added Value

December 31, 2013 and 2012 (In R$ million, unless otherwise indicated)

	Consolidated				Parent Company
	2013		2012		2013		2012
Income
Sales of products, services provided and other revenues	387,775		353,066		309,058		282,551
Provision for impairment of trade receivables	(157)		(76)		(60)		(10)
Revenues related to construction of assets for own use	91,340		73,671		68,620		55,104
	478,958		426,661		377,618		337,645
Inputs acquired from third parties
Materials consumed	(129,705)		(114,152)		(98,056)		(88,715)
Power, third-party services and other operating expenses	(107,368)		(93,546)		(87,702)		(74,979)
Tax credits on inputs acquired from third parties	(23,021)		(21,277)		(21,469)		(19,669)
Impairment	(2,508)		(1,747)		(324)		(491)
	(262,602)		(230,722)		(207,551)		(183,854)

Gross added value	216,356		195,939		170,067		153,791

Retentions
Depreciation, depletion and amortization	(28,467)		(21,766)		(21,474)		(15,738)

Net added value produced by the Company	187,889		174,173		148,593		138,053

Transferred added value
Share of profit of equity-accounted investments	1,095		84		14,094		8,581
Finance income - including indexation and foreign exchange variation charges	3,911		7,241		5,536		7,885
Rents, royalties and others	226		291		749		703
	5,232		7,616		20,379		17,169

Total added value to be distributed	193,121		181,789		168,972		155,222

Distribution of added value

Personnel and officers
Direct compensation
Salaries	17,658	9%	15,616	9%	13,422	8%	11,725	8%
Profit sharing	1,102	1%	1,005	1%	908	1%	815	1%
	18,760	10%	16,621	10%	14,330	9%	12,540	9%
Benefits
Short-term benefits	1,070	0%	937	1%	702	0%	581	0%
Pension plan	4,107	2%	2,480	1%	3,800	2%	2,315	1%
Medical plan	2,474	1%	2,580	1%	2,258	1%	2,295	1%
	7,651	3%	5,997	3%	6,760	3%	5,191	2%
FGTS	1,139	1%	1,008	1%	1,005	1%	880	1%
	27,550	14%	23,626	14%	22,095	13%	18,611	12%
Taxes
Federal*	55,600	29%	58,228	32%	49,795	29%	52,165	34%
State	43,415	22%	39,508	22%	27,320	16%	24,699	16%
Municipal	247	0%	217	0%	104	0%	94	0%
Abroad*	6,796	4%	6,390	4%	−	0%	−	0%
	106,058	55%	104,343	58%	77,219	45%	76,958	50%

Financial institutions and suppliers
Interest, and exchange and indexation charges	18,613	10%	18,394	10%	14,147	8%	11,575	7%
Rental and affreightment expenses	17,893	9%	14,467	6%	32,103	20%	27,183	18%
	36,506	19%	32,861	16%	46,250	28%	38,758	25%
Shareholders
Dividends and/or interest on capital	9,301	5%	8,876	5%	9,301	6%	8,876	5%

Non-controlling interests	(563)	0%	(223)	0%	−	0%	−	0%
Retained earnings	14,269	7%	12,306	7%	14,107	8%	12,019	8%
	23,007	12%	20,959	12%	23,408	14%	20,895	13%

Added value distributed	193,121	100%	181,789	100%	168,972	100%	155,222	100%
(*) Includes government holdings.

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

December 31, 2013 and 2012 (In millions of reais, except when indicate otherwise)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of financial information

The financial statements include:

Consolidated financial statements

-       The consolidated financial information has been prepared and is being presented in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with accounting practices adopted in Brazil.

Individual financial statements

-       The individual financial statements have been prepared in accordance with accounting practices adopted in Brazil, observing the provisions contained in the Brazilian Corporation Law, and they incorporate the changes introduced through Law 11,638/07 and Law 11,941/09, complemented by the standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and by rules of the Brazilian Securities Commission (CVM).

-       The standards, interpretations and orientations of the Accounting Pronouncements Committee (CPC), approved by resolutions of the Federal Accounting Council (CFC) and rules of the Brazilian Securities Commission (CVM) converge with the International Accounting Standards issued by the International Accounting Standard Board (IASB). Accordingly, the individual financial statements do not present differences with respect to the consolidated financial statements under IFRS, except for the maintenance of deferred assets, as established in CPC 43 (R1) approved by CVM deliberation 651/10. See note 3.1.1 for a reconciliation between the parent company’s shareholders’ equity and net income with the consolidated financial statements.

The financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, financial assets and financial liabilities measured at fair value (including derivative financial instruments at fair value through profit or loss), and certain current and non-current assets and liabilities, as detailed in the “summary of significant accounting policies”, set out below.

The annual financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on February 25, 2014.

2.1.       Statement of added value

The statements of added value present information related to the value added by the Company (wealth created) and how it has been distributed. These statements are presented as supplementary information under IFRS and were prepared in accordance with CPC 09 – Statement of Added Value approved by CVM Deliberation 557/08.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

2.2.       Functional currency

The functional currency of Petrobras and all of its Brazilian subsidiaries is the Brazilian Real. The functional currency of most of the entities that operate in the international economic environment is the U.S. dollar. The functional currency of Petrobras Argentina is the Argentine Peso.

The income statements and statement of cash flows of non-Brazilian Real functional currency subsidiaries, joint ventures and associates in stable economies are translated into Brazilian Real using the monthly average exchange rates prevailing during the year. Assets and liabilities are translated into Brazilian Real at the closing rate at the date of the financial statements and the equity items are translated using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured.

All exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, joint ventures and associates are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the shareholders’ equity and transferred to profit or loss in the periods when the realization of the investments affects profit or loss.

2.3.       Prior period restatements

The financial statements for December 31, 2012 and January 1, 2012 have been restated for comparative purposes, including the following effects:

a)             Amendments to IAS 19 – “Employee benefits” (CPC33 – R1)

Effective for annual periods beginning on January 1, 2013, amendments to IAS 19 – “Employee benefits” eliminated the option to defer actuarial gains and losses (corridor approach) and requires net interest to be calculated by applying the discount rate used for measuring the obligation to the net benefit asset or liability.

The impact of such amendment in the consolidated financial statements for the year ended December 31, 2012 an increase in net actuarial liability of R$ 20,764 (R$ 11,590 at January 1, 2012), a decrease in deferred tax liabilities of R$ 6,105 (R$ 3,108 at January 1, 2012) and a decrease of R$ 14,659 in the shareholders’ equity (R$ 8,482 at January 1, 2012).

b)            Offsetting deferred income taxes

Deferred income tax assets were offset against deferred income tax liabilities by the Company, considering the balance of deferred income taxes of each of the consolidated subsidiaries. The impact of such change is a decrease of R$ 8,978 in assets and liabilities (R$ 6,714 at January 1, 2012).

The effects of such changes, for comparative purposes, are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Statement of financial position

	12.31.2012				01.01.2012
	As presented (*)	Impact of Amendment to IAS 19 (a)	Deferred income and social contribution, net (b)	Restated	As presented (*)	Impact of Amendment to IAS 19 (a)	Deferred income and social contribution, net (b)	Restated
Non-current assets
Deferred income taxes	11,293	−	(8,685)	2,608	8,042	−	(6,567)	1,475

Non-current liabilities
Pension and medical benefits	18,952	20,764	−	39,716	16,653	11,590	−	28,243
Deferred income taxes	39,262	(6,105)	(8,685)	24,472	33,230	(3,108)	(6,567)	23,555

Shareholders' equity
Other comprehensive income (loss)	2,129	(14,505)	−	(12,376)	1,272	(8,328)	−	(7,056)
Retained earnings (profit reserves)	134,929	(154)	−	134,775	122,624	(154)	−	122,470

(*) As presented for the period ended December 31, 2012.

Those restatements had no significant impact on the Company’s profit or loss or cash flows.

3.            Summary of significant accounting policies

The accounting policies set out below have been consistently applied to all periods presented in these consolidated financial statements.

3.1.       Basis of consolidation

 The consolidated financial statements include the financial information of Petrobras and the entities it controls (its subsidiaries). Control is achieved when Petrobras: i) has power over the investee; ii) is exposed, or has rights, to variable returns from involvement with the investee; and iii) has the ability to use its power to affect its returns.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control no longer exists. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

The consolidation procedures involve combining assets, liabilities, income and expenses, according to their function and eliminating all intragroup balances and transactions, including unrealized profits arising from intragroup transactions.

The entities and structured entities set out following are consolidated:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Equity capital - Subscribed, paid in and voting %
Subsidiaries	2013	2012
Petrobras Distribuidora S.A. - BR and its subsidiaries	100.00	100.00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	100.00	100.00
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (ii)	100.00	100.00
Petrobras Comercializadora de Energia Ltda. - PBEN (iii)	100.00	100.00
Petrobras Negócios Eletrônicos S.A. – E-PETRO (iv)	100.00	100.00
Petrobras Gás S.A. - Gaspetro and its subsidiaries	99.99	99.99
Petrobras International Finance Company - PifCo (i)	100.00	100.00
Petrobras Transporte S.A. - Transpetro and its subsidiaries	100.00	100.00
Downstream Participações Ltda.	99.99	99.99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i)	100.00	100.00
5283 Participações Ltda.	100.00	100.00
Fundo de Investimento Imobiliário RB Logística - FII	99.00	99.00
Baixada Santista Energia S.A.	100.00	100.00
Sociedade Fluminense de Energia Ltda. – SFE (vi)	−	100.00
Termoaçu S.A. (vii) (viii)	100.00	−
Termoceará Ltda.	100.00	100.00
Termomacaé Ltda.	100.00	100.00
Termomacaé Comercializadora de Energia Ltda.	100.00	100.00
Termobahia S.A.	98.85	98.85
Ibiritermo S. A. (x)	50.00	50.00
Petrobras Biocombustível S.A.	100.00	100.00
Refinaria Abreu e Lima S.A. (vi)	−	100.00
Companhia Locadora de Equipamentos Petrolíferos S.A. – CLEP	100.00	100.00
Comperj Participações S.A. (vi)	−	100.00
Comperj Estirênicos S.A. (vi)	−	100.00
Comperj MEG S.A. (vi)	−	100.00
Comperj Poliolefinas S.A. (vi)	−	100.00
Cordoba Financial Services Gmbh - CFS and its subsidiary (i)	100.00	100.00
Breitener Energética S.A. and its subsidiaries	93.66	93.66
Cayman Cabiunas Investment CO. (ix)	−	100.00
Innova S.A.	100.00	100.00
Companhia de Desenvolvimento de Plantas Utilidades S.A. - CDPU (v)	−	100.00
Companhia de Recuperação Secundária S.A. - CRSEC (vi)	−	100.00
Arembepe Energia S.A.	100.00	100.00
Energética Camaçari Muricy S.A.	100.00	71.60
Companhia Integrada Têxtil de Pernambuco S.A. - CITEPE	100.00	100.00
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	100.00	100.00
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	100.00	100.00
Liquigás S.A.	100.00	100.00
Araucária Nitrogenados S.A. (vii)	100.00	−
Fábrica Carioca de Catalizadores S.A. - FCC (viii) (x)	50.00	−
(i) Foreign-incorporated companies with non-Brazilian Real consolidated financial statements.
(ii) 11.87% interest of 5283 Participações Ltda.
(iii) 0.09% interest of Petrobras Gás S.A. - Gaspetro.
(iv) 0.05% interest of Downstream.
(v) Companies merged into Comperj Participações S.A.
(vi) Companies merged into Petrobras
(vii) Acquisition of control (business combination).
(viii) Equity-method accounted investee in 2012.
(ix) Extinguished company
(x) Joint operation

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated structured entities	Country	Main segment
Charter Development LLC – CDC (i)	U.S.A	E&P
Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI	Brazil	RT&M
PDET Offshore S.A.	Brazil	E&P
Nova Transportadora do Nordeste S.A. - NTN	Brazil	Gas & Power
Nova Transportadora do Sudeste S.A. - NTS	Brazil	Gas & Power
Fundo de Investimento em Direitos Creditórios Não-padronizados do Sistema Petrobras	Brazil	Corporate
(i) Foreign-Incorporated companies with non-Brazilian Real consolidated financial statements.

Petrobras has no equity interest in the structured entities above, and control is not determined by voting rights, but by the power the Company has over the relevant operating activities of such entities.

3.1.1. Reconciliation between the parent company’s shareholders’ equity and net income with the consolidated financial

			Shareholders' equity		Net income
	2013	2012 (*)	01.01.2012 (*)	2013	2012
Consolidated - IFRS	349,334	330,775	323,742	23,007	20,959
Non-controlling Interests	(1,394)	(2,354)	(2,385)	563	223
Deferred Expenses, Net of Income Tax	200	360	636	(162)	(287)
Parent company - CPC	348,140	328,781	321,993	23,408	20,895
(*) Restated due to the amendments to IAS 19 - Employee Benefits (CPC33 - R1), as described in note 2.3.

3.2.       Business segment reporting

The information related to the operating segments (business areas) of the Company is prepared based on items directly attributable to each segment, as well as items that can be allocated to each segment on a reasonable basis.

The measurement of segment results includes transactions carried out with third parties and transactions between business areas, which are charged at internal transfer prices defined between the areas using methods based on market parameters.

Information for each business area is presented as defined by the current organizational structure. The Company operates under the following segments:

a) Exploration and Production (E&P): this segment covers the activities of exploration, development and production of crude oil, NGL (natural gas liquid) and natural gas in Brazil for the purpose of supplying, primarily, our domestic refineries; and also selling the crude oil surplus and oil products produced in the natural gas processing plants to the domestic and foreign markets. The exploration and production segment also operates through partnerships with other companies.

b) Refining, Transportation and Marketing (RT&M): this segment covers the refining, logistics, transport and trading of crude oil and oil products activities, exporting of ethanol, extraction and processing of shale, as well as holding interests in petrochemical companies in Brazil.

c) Gas and Power: this segment covers the activities of transportation and trading of natural gas produced in Brazil and imported natural gas, transportation and trading of LNG (liquid natural gas), generation and trading of electricity, as well as holding interests in transporters and distributors of natural gas and in thermoelectric power stations in Brazil, in addition to being responsible for the fertilizer business.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

d) Biofuels: this segment covers the activities of production of biodiesel and its co-products, as well as the ethanol-related activities: equity investments, production and trading of ethanol, sugar and the surplus electric power generated from sugarcane bagasse.

e) Distribution: this segment includes mainly the activities of Petrobras Distribuidora, which operates through its own retail network and wholesale channels to sell oil products, ethanol and vehicle natural gas in Brazil to retail, commercial and industrial customers, as well as other fuel wholesalers.

f) International: this segment covers the activities of exploration and production of oil and gas, refining, transportation and marketing, gas and power, and distribution, carried out outside of Brazil in a number of countries in the Americas, Africa, Europe and Asia.

The corporate segment comprises the items that cannot be attributed to the other segments, notably those related to corporate financial management, corporate overhead and other expenses, including actuarial expenses related to the pension and medical benefits for retired employees and their dependents.

3.3.       Financial instruments

3.3.1. Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

3.3.2. Marketable securities

Marketable securities comprise investments in debt or equity securities. These instruments are initially measured at fair value and are classified and subsequently measured as set out below:

-       Fair value through profit or loss - includes securities purchased and held for trading in the short term. These instruments are subsequently measured at fair value with changes recognized in profit or loss.

-       Held-to-maturity - includes securities with fixed or determinable payments, for which management has the ability and intent to hold until maturity. These instruments are subsequently measured at amortized cost using the effective interest rate method.

-       Available-for-sale – includes securities that are either designated in this category or not classified as fair value through profit or loss or held-to-maturity securities. These instruments are subsequently measured at fair value. Subsequent changes in fair value are recognized within other comprehensive income, in the shareholders’ equity and reclassified to profit or loss when securities are derecognized.

Subsequent changes attributable to interest, foreign exchange, and inflation are recognized in profit or loss for all categories, when applicable.

3.3.3. Trade receivables

Trade receivables are initially measured at the fair value of the consideration to be received and, subsequently, at amortized cost using the effective interest rate method and adjusted for allowances for credit losses and impairment.

The Company recognizes a provision for impairment of trade receivables when there is objective evidence that a loss event occurred after the initial recognition of the receivable and has an impact on the estimated future cash flows, which can be reliably estimated. Such evidence includes insolvency, defaults or a significant probability of a debtor filing for bankruptcy.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.3.4. Loans and financing (Debt)

Loans and financing are initially recognized at fair value less transaction costs incurred and, after initial recognition, are measured at amortized cost using the effective interest rate method.

3.3.5. Derivative financial instruments

Derivative financial instruments are recognized in the statement of financial position as assets or liabilities and are initially and subsequently measured at fair value.

Gains or losses arising from changes in fair value are recognized in profit or loss as finance income (finance expense), unless the derivative is qualified and designated for hedge accounting.

3.3.6. Hedge accounting

Hedge accounting is formally documented at inception in terms of the hedging relationship and the Company’s risk management objective and strategy for undertaking the hedge.

Hedging relationships which qualify for hedge accounting are classified as: (i) fair value hedge, when they involve a hedge of the exposure to changes in fair value of a recognized asset or liability unrecognized firm commitments; and (ii) cash flow hedges when they involve a hedging of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

In hedging relationships which qualify for fair value hedge accounting, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss.

In hedging relationships which qualify for cash flow hedge accounting, the Company designates derivative financial instruments and long-term debt (non-derivative financial instruments) and gains or losses relating to the effective portion of the hedge are recognized within other comprehensive income, in the shareholders’ equity and recycled to profit or loss in the periods when the hedged item affects profit or loss. The gains or losses relating to the ineffective portion are recognized in profit or loss.

When, the hedging instrument expires or is sold, terminated or exercised or no longer meets the criteria for hedge accounting or the Company revokes the designation, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income from the period when the hedge was effective remains separate in equity until the forecast transaction occurs. When, the forecast transaction is no longer expected to occur, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is immediately reclassified from equity to profit or loss.

3.4.       Inventories

Inventories are determined by the weighted average cost flow method and mainly comprise crude oil, intermediate products and oil products, as well as natural gas, liquid natural gas (LNG), fertilizers and biofuels, stated at the lower of the average cost, and their net realizable value.

Crude oil and liquid natural gas (LNG) inventories can be traded or used for production of oil products and/or electricity generation, respectively.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Intermediate products are those product streams that have been through at least one of the refining processes, but still need further treatment, processing or converting to be available for sale.

Biofuels mainly include ethanol and biodiesel inventories.

Maintenance materials, supplies and others, other than raw material are mainly comprised of production supplies, and operating and consumption materials used in the operations of the Company, stated at the average purchase cost, not exceeding replacement cost.

Net realizable value is the estimated selling price of inventory in the ordinary course of business, less estimated cost of completion and estimated expenses to complete its sale.

The amounts presented in the categories above include imports in transit, which are stated at the identified cost.

3.5.       Investments in other companies

An associate is an entity over which the company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those polices.

A joint arrangement is an arrangement over which two or more parties have joint control. A joint arrangement is classified either as a joint operation or as a joint venture depending on the rights and obligations of the parties to the arrangement.

In a joint operation the parties have rights to the assets, and obligations for the liabilities, relating to the arrangement and in a joint venture, the parties have rights to the net assets of the arrangement.

Profit or loss, assets and liabilities related to joint ventures and associates are accounted for by the equity method.

In a joint operation the Company recognizes the amount of its assets, liabilities and related income and expenses.  In addition, the company recognizes its share of the sales revenue and expenses and the joint assets and joint liabilities.

In the individual financial statements, the investments in controlled companies are accounted for using the equity method. The definition of control is set out in note 3.1.

3.6.       Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method when control is obtained. Combinations of entities under common control are not accounted for as business combinations.

The acquisition method requires that the identifiable assets acquired and the liabilities assumed be measured at the acquisition-date fair value. Amounts paid in excess of the fair value are recognized as goodwill. In the case of a bargain purchase, a gain is recognized in profit or loss when the acquisition cost is lower than the acquisition-date fair value of the net assets acquired.

Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions. Any excess of the amounts paid/received over the carrying value of the ownership interest acquired/disposed is recognized in shareholders’ equity as an additional paid in capital.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Goodwill arising from investments in associates and joint ventures without change of control is accounted for as part of these investments. It is measured by the excess of the consideration transferred over the interest in the fair value of the net assets.

3.7.       Oil and Gas exploration and development expenditures

The costs incurred in connection with the exploration, appraisal, development and production of oil and gas are accounted for using the successful efforts method of accounting, as set out below:

-       Costs related to geological and geophysical activities are expensed when incurred.

-       Amounts paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) are initially capitalized.

-       Costs directly associated with exploratory wells pending determination of proved reserves are capitalized within property, plant and equipment. Exploratory wells that have found oil and gas reserves, but those reserves cannot be classified as proved, continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and progress on assessing the reserves and the economic and operating viability of the project is under way. An internal commission of technical executives of Petrobras reviews these conditions monthly for each well, by analysis of geoscience and engineering data, existing economic conditions, operating methods and government regulations.

-       Costs related to exploratory wells drilled in areas of unproved reserves are expensed when determined to be dry or non-economical (did not encounter potentially economic oil and gas quantities).

-       Costs related to the construction, installation and completion of infrastructure facilities, such as platforms, pipelines, drilling of development wells and other related costs incurred in connection with the development of proved reserve areas and successful exploratory wells are capitalized within property, plant and equipment.

3.8.       Property, plant and equipment

Property, plant and equipment are measured at the cost to acquire or construct, including all costs necessary to bring the asset to working condition for its intended use, adjusted during hyperinflationary periods, as well as by the present value of the estimated cost of dismantling and removing the asset and restoring the site and reduced by accumulated depreciation and impairment losses.

Expenditures on major maintenance of industrial units and vessels are capitalized if the recognition criteria are met. Expenditures comprise: replacement of certain assets or parts of assets, equipment assembly services, as well as other related costs. Such maintenance occurs, on average, every four years. Capitalized expenditures are depreciated on a straight line basis based on the estimated time of the maintenance cycle.

General and specific borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the costs of these assets. General borrowing costs are capitalized based on the Company’s weighted average of the cost of borrowings outstanding applied over the balance of assets under construction. Borrowing costs are amortized during the useful life or by applying the unit-of-production method to the related assets.

Except for assets with a useful life shorter than the life of the field, which are depreciated based on the straight line method, depreciation, depletion and amortization of proved oil and gas producing properties are accounted for pursuant to the unit-of-production method, as set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

i) Depreciation (amortization) of oil and gas producing properties, including related equipment and facilities is computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis; and

ii) Amortization of amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, such as signature bonus (capitalized acquisition costs) is recognized using the unit-of-production method, computed based on the units of production over the total proved oil and gas reserves, applied on a field by field basis.

Except for land, which is not depreciated, other property, plant and equipment is depreciated on a straight line basis. See note 12 for further information about the estimated useful life by class of assets.

3.9.       Intangible assets

Intangible assets are measured at the acquisition cost, less accumulated amortization and impairment losses and comprise rights and concessions, including the signature bonus paid for obtaining concessions for exploration of oil and natural gas (capitalized acquisition costs) and the Assignment Agreement, referring to the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (“Cessão Onerosa”); public service concessions; trademarks; patents; software and goodwill.

Signature bonuses paid for obtaining concessions for exploration of oil and natural gas and amounts related to the Assignment Agreement are initially capitalized within intangible assets and are transferred to property, plant and equipment upon the declaration of commerciality. Signature bonuses and amounts related to the Assignment Agreement are not amortized until they are transferred to property, plant and equipment. Intangible assets with a finite useful life, other than amounts paid for obtaining concessions for exploration of oil and natural gas of producing properties, are amortized over the useful life of the asset on a straight-line basis.

Internally generated intangible assets are not capitalized and are expensed as incurred, except for development costs that meet the recognition criteria related to completion and use of assets, probable future economic benefits, and others.

Intangible assets with an indefinite useful life are not amortized but are tested annually for impairment considering individual assets or cash-generating units. Their useful lives are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment for those assets. If they do not, the change in the useful life assessment from indefinite to finite is accounted for on a prospective basis.

3.10.   Deferred charges

The Company maintained the balance of deferred charges as of December 31, 2008 in the individual financial statements, which is being amortized in up to 10 years and is subject to impairment testing, as allowed by Brazilian corporate law.

3.11.   Impairment

Property, plant and equipment and intangible assets with definite useful lives are tested for impairment when there is an indication that the carrying amount may not be recoverable. Assets related to exploration and development of oil and gas and assets that have indefinite useful lives, such as goodwill acquired in business combinations are tested for impairment annually, irrespective of whether there is any indication of impairment.

The impairment test comprises a comparison of the carrying amount of an individual asset or a cash-generating unit with its recoverable amount. Whenever the recoverable amount of the unit is less than the carrying amount of the unit, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The recoverable amount of an asset or a cash-generating unit is the higher of its fair value less costs of disposal and its value in use. Considering the specificity of the Company’s assets, value in use is generally used by the Company for impairment testing purposes, except when specifically indicated.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Value in use is estimated based on the present value of the risk-adjusted (for specific risks) future cash flows expected to arise from the continuing use of an asset or cash-generating unit (based on assumptions that represent the Company’s best estimates), discounted at a pre-tax discount rate. This rate is obtained from the Company’s weighted average cost of capital post-tax (WACC). Cash flow projections are mainly based on the following assumptions: prices based on the Company’s most recent strategic plan; production curves associated with existing projects in the Company's portfolio, operating costs reflecting current market conditions, and investments required for carrying out the projects.

For the impairment test, assets are grouped at the smallest identifiable group that generates largely independent cash inflows from other assets or groups of assets (the cash-generating unit). Assets related to exploration and development of oil and gas are tested annually for impairment on a field by field basis.

Reversal of previously recognized impairment losses is permitted for assets other than goodwill.

3.12.   Leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased item are recognized as finance leases.

For finance leases, when the Company is the lessee, assets and liabilities are recognized at amounts equal to the fair value of the lease property or, if lower, to the present value of the minimum lease payments, each determined at the inception of the lease.

Capitalized lease assets are depreciated on a systematic basis consistent with the depreciation policy the Company adopts for property, plant and equipment that are owned. Where there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, capitalized lease assets are depreciated over the shorter of the lease term or the estimated useful life of the asset.

When the Company is the lessor, a receivable is recognized at the amount of the net investment in the lease.

If a lease does not transfer all the risks and rewards, it is classified as an operating lease. Operating leases are recognized as expenses over the period of the lease.

Contingent rents are recognized as expenses when incurred.

3.13.   Assets classified as held for sale

Assets, disposal groups and liabilities directly associated with those assets are classified as held for sale if their carrying amounts will principally be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is approved by the Company’s management and the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

However, events or circumstances may extend past the period to complete the sale by more than one year if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence of the commitment to the plan to sell the asset.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Assets (or disposal groups) classified as held for sale and the associated liabilities are measured at the lower of their carrying amount and fair value less costs to sell. Assets and liabilities are presented separately in the statement of financial position.

3.14.   Decommissioning costs

Decommissioning costs are future obligations to perform environmental restoration, dismantle and remove a facility as it terminates operations due to the exhaustion of the area or economic conditions.

Costs related to the abandonment and dismantling of areas are recognized as part of the cost of an asset (associated with the obligation) based on the present value of the expected future cash outflows, discounted at a risk-adjusted rate when a future legal obligation exists and can be reliably measured.

A corresponding provision is recognized as a liability. Unwinding of the discount is recognized as a financial expense, when incurred. The asset is depreciated similarly to property, plant and equipment, based on the class of the asset.

Future decommissioning costs for oil and natural gas producing properties are initially recognized when a field is declared to be commercial, on a field by field basis, and are revised annually.

Decommissioning costs related to proved developed oil and gas reserves are depreciated by applying the unit-of-production method, computed based on a unit-of-production basis over the proved developed oil and gas reserves, applied on a field by field basis.

3.15.   Provisions and contingent liabilities

Provisions are recognized when there is a present obligation (legal or constructive) that arises from past events and for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, which must be reasonably estimable.

Contingent liabilities for which the likelihood of loss is considered to be possible or which are not reasonably estimable are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

3.16.   Income taxes

Income tax expense for the period comprises current and deferred tax.

The Company has adopted the Transition Tax Regime in Brazil (RTT) in order to avoid potential tax impacts from the adoption of IFRS in the determination of taxable profit. RTT is based on Brazilian tax/corporate regulations as of December 31, 2007.

a)    Current income taxes

The tax currently payable is computed based on taxable profit for the year, calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Taxable profit differs from accounting profit due to certain adjustments required by tax regulations.

b)   Deferred income taxes

Deferred tax is recognized on temporary differences between the tax base of an asset or liability and its carrying amount. Deferred income tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all temporary deductible differences to the extent that it is probable that taxable profit will be available against which those deductible temporary differences can be utilized.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

3.17.   Employee benefits (Post-Employment)

Actuarial commitments related to post-employment defined benefit plans and health-care plans are recognized as liabilities in the statement of financial position based on actuarial calculations which are revised annually by an independent actuary, using the projected unit credit method, net of the fair value of plan assets, when applicable, out of which the obligations are to be directly settled.

Under the projected credit unit method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to determine the final obligation.

Changes in the net defined benefit liability (asset) are recognized when they occur, as follows: i) service cost and net interest cost in profit or loss; and ii) remeasurements in other comprehensive income.

Service cost comprises: (i) current service cost, which is the increase in the present value of the defined benefit obligation resulting from employee service in the current period; (ii) past service cost, which is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from a plan amendment (the introduction, changes to, or withdraw of a defined benefit plan) or a curtailment (a significant reduction by the entity in the number of employees covered by a plan); and (iii) any gain or loss on settlement.

Net interest on the net defined benefit liability (asset) is the change during the period in the net  defined benefit liability (asset) that arises from the passage of time.

Remeasurements of the net defined benefit liability (asset), recognized in other comprehensive income, comprise: (i) actuarial gains and losses; (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset); and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

Actuarial assumptions include demographical and financial assumptions, medical costs estimates, as well as historical data related to expenses incurred and employee contributions.

The Company also contributes amounts to defined contribution plans, that are expensed when incurred and are computed based on a percentage over salaries.

3.18.   Share Capital and Stockholders’ Compensation

Share capital comprises common shares and preferred shares. Incremental costs directly attributable to the issue of new shares are classified as additional paid in capital and shown (net of tax) in shareholders’ equity as a deduction from the proceeds.

Preferred shares have priority on returns of capital and dividends, which are based on the higher amount of 3% over the net book value of shareholders equity for preferred shares, or 5% of the share capital for preferred shares. Preferred shares do not grant any voting rights; are non-convertible into common shares and participate under the same terms as common shares, in capital increases resulting from the capitalization of reserves and profits.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Dividend distribution comprises dividends and interest on capital determined in accordance with the limits defined in the Company’s bylaws.

Interest on capital is a form of dividend distribution which is deductible for tax purposes in Brazil.  Tax benefits from the deduction of interest on capital are recognized in profit or loss.

3.19.   Government grants

A government grant is recognized when there is reasonable assurance that the grant will be received and the Company will comply with the conditions attached to the grant.

Government grants are recognized as revenue in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Government grants related to assets are initially recognized as deferred income and thereafter are transferred to profit or loss over the useful life of the asset on a straight-line basis.

3.20.   Recognition of revenue, costs and expenses

Revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the Company and the amount of revenue and the costs incurred or to be incurred in the transaction can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable for products sold and services provided in the normal course of business, net of returns, discounts and sales taxes.

Revenues from the sale of crude oil and oil products, petrochemical products, natural gas, biofuels and other related products are recognized when the Company retains neither continuing managerial involvement nor effective control over the products sold and the significant risks and rewards of ownership have been transferred to the customer, which is usually when legal title passes to the customer, pursuant to the terms of the sales contract. Sales revenues from freight and other services provided are recognized based on the stage of completion of the transaction.

Finance income and expense mainly comprise interest income on financial investments and government bonds, interest expense on debt, gains and losses on marketable securities measured at fair value, as well as net foreign exchange and inflation indexation charges. Finance expense does not include borrowing costs directly attributable to the construction of assets that necessarily take a substantial period of time to become operational, which are capitalized as part of the costs of these assets.

Revenue, costs and expenses are recognized on the accrual basis.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.            Critical accounting policies: key estimates and judgments

The preparation of the consolidated financial information requires the use of estimates and judgments for certain transactions and their impacts on assets, liabilities, revenues and expenses. The assumptions are based on past transactions and other relevant information and are periodically reviewed by Management, although the actual results could differ from these estimates.

Information about those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting practices and that could materially affect the Company’s financial condition and results of operations are set out following.

4.1.       Oil and gas reserves

Oil and gas reserves are estimated based on economic, geological and engineering information, such as well logs, pressure data and fluid sample core data and are used as the basis for calculating unit-of-production depreciation rates and for impairment assessments.

These estimates require the application of judgment and are reviewed at least annually and on an interim basis if objective evidence of significant changes becomes available based on a re-evaluation of already available geologic, reservoir or production data and new geologic, reservoir or production data, as well as changes in prices and costs that are used in the estimation of reserves. Revisions can also result from significant changes in development strategy or production equipment and facility capacity.

Oil and gas reserves include both proved and unproved reserves. According to the definitions prescribed by the SEC proved oil and gas reserves are the estimated quantities which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions (i.e., prices and costs as of the date the estimate is made). Proved reserves can be further subdivided into developed and undeveloped reserves.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods and represented 59.9% of the total proved reserves of the Company as of December 31, 2013.

Although the Company is reasonably certain that proved reserves will be produced, the timing and amount recovered can be affected by a number of factors including completion of development projects, reservoir performance, regulatory aspects and significant changes in long-term oil and gas price levels.

Other information about reserves is presented as supplementary information.

a)             Oil and gas reserves: depreciation, amortization and depletion

Depreciation, amortization and depletion are measured based on estimates of reserves prepared by the Company’s technicians in a manner consistent with SEC definitions. Revisions to the Company’s proved developed and undeveloped reserves impact prospectively the amounts of depreciation and depletion recognized in profit or loss and the carrying amounts of oil and gas properties assets.

Therefore all other variables being equal, a decrease in estimated proved reserves would increase, prospectively, depreciation expense, while an increase in reserves would reduce depreciation.

See notes 3.8 and 12 for more detailed information about depreciation, amortization and depletion.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Oil and gas reserves: impairment testing

The Company assesses the recoverability of the carrying amounts of oil and gas exploration and development assets based on their value in use, as defined in note3.11. In general, analyses are based on proved reserves and probable reserves. The percentage of probable reserves that the company includes in cash flows does not exceed the Company’s past success ratios in developing probable reserves.

The Company performs asset valuation analyses on an ongoing basis as a part of its management program by reviewing the recoverability of their carrying amounts based on estimated volumes of oil and gas reserves, as well as estimated future oil and natural gas prices.

The Company, typically, does not view temporarily low oil prices as a trigger event for conducting impairment tests. The markets for crude oil and natural gas have a history of significant price volatility and although prices will occasionally drop precipitously, industry prices over the long term will continue to be driven by market supply and demand fundamentals. Accordingly, any impairment tests that the Company performs make use of its long-term price assumptions used in its planning and budgeting processes and its capital investment decisions, which are considered reasonable estimates, given market indicators and experience.

Lower future oil and gas prices, considered long-term trends, as well as negative impacts of significant changes in reserve volumes, production curve expectations, lifting costs or discount rates could trigger the need for impairment assessment.

See notes 3.8 and 12 for more detailed information about oil and natural gas exploration and development assets.

4.2.       Identifying cash-generating units for impairment testing

Identifying cash-generating units (CGU’s) requires management assumptions and judgment, based on the Company’s business and management model, and may significantly impact the results of the impairment tests of long-lived assets. The assumptions set out following have been consistently applied by the Company:

-       Exploration and Production CGU’s:  i) Producing properties: oil and natural gas producing properties comprised of a group of exploration and development assets.

-       Downstream CGU’s:  i) Refining assets CGU: a single CGU comprised of all refineries and associated assets, terminals and pipelines, as well as logistics assets operated by Transpetro. This CGU was identified based on the concept of integrated optimization and performance management, which focus on the global performance of the CGU, allowing a shift of margins from one refinery to another. Pipelines and terminals complement and are an interdependent portion of the refining assets, to supply the market; ii) Petrochemical CGU: petrochemical plants from PetroquímicaSuape and Citepe; iii) Transportation CGU: the transportation CGU is comprised of the vessel fleet of Transpetro.

-       Gas & Power CGU’s:  i) Natural gas CGU: comprised of natural gas pipelines, natural gas processing plants and fertilizers and nitrogen products plants; and ii) Power CGU: thermoelectric power generation plants.

-       Distribution CGU: Comprised of the distribution assets related to the operations of Petrobras Distribuidora S.A. and Liquigás Distribuidora S.A.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

-       Biofuels CGU’s: i) Biodiesel CGU: group of assets that compose the biodiesel plants. The CGU reflects an integrated view of the biodiesel plants and is defined based on the production planning and operation process, considering domestic market conditions, the capacity of each plant, as well as the results of biofuels auctions and raw materials supply; ii) Ethanol CGU: comprised of investments in associates and joint ventures in the ethanol sector.

-       International CGU: i) International Exploration and Production CGU: oil and natural gas producing properties comprised of a group of exploration and development assets outside of Brazil; ii) Other operations of the International business segment:  smallest identifiable group of assets that generates largely independent cash inflows.

Investments in associates and joint ventures including goodwill are individually tested for impairment.

See notes 3.11 and 14 for more detailed information about impairment.

4.3.       Pension and other post-retirement benefits

The actuarial obligations and net expenses related to defined benefit pension and health care post-retirement plans are computed based on several financial and demographic assumptions, of which the most significant are:

-       Discount rate -  comprises the projected future inflation curve and an equivalent real interest rate that matches the duration of the pension and health care obligations with the yield curve of long-term Brazilian government bonds; and

-       Medical costs -  comprise several projected annual growth rates based on per capita health care benefits paid for the last five years, which are used to set a starting point for the curve, which decreases gradually in 30 years, converging to a general inflation index.

These and other estimates are reviewed at least annually and may differ materially from actual results due to changing market and financial conditions, as well as actual results of actuarial assumptions.

The sensitivity analysis of discount rates and changes in medical costs as well as additional information about actuarial assumptions are set out in note 22.

4.4.       Estimates related to contingencies and legal proceedings

The Company is a defendant in numerous legal proceedings involving tax, civil, labor, corporate and environmental issues arising from the normal course of its business for which estimates are made by Petrobras of the amounts of the obligations and the probability that an outflow of resources will be required, based on legal advice and management’s best estimates.

See note 31 for more detailed information about contingencies and legal proceedings.

4.5.       Dismantling of areas and environmental remediation

The Company has legal and constructive obligations to remove equipment and restore onshore and offshore areas at the end of operations at production sites. Its most significant asset removal obligations involve removal and disposal of offshore oil and gas production facilities in Brazil and abroad. Estimates of costs for future environmental cleanup and remediation activities are based on current information about costs and expected plans for remediation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

These estimates require performing complex calculations that involve significant judgment because the obligations are long-term; the contracts and regulation have subjective descriptions of what removal and remediation practices and criteria will have to be met when the events actually occur; and asset removal technologies and costs are constantly changing, along with political, environmental, safety and public relations considerations.

The company is constantly conducting studies to incorporate technologies and procedures seeking to optimize the operations of abandonment, considering industry best practices. Notwithstanding, the timing and amounts of future cash flows are subject to significant uncertainty.

See notes 3.14 and 20 for more detailed information about the decommissioning provisions.

4.6.       Derivative financial instruments

Derivative financial instruments are measured at fair value in the financial statements. Fair value measurement requires judgment related to the availability of identical or similar assets quoted in active markets or otherwise the use of alternate measurement models that can become increasingly complex and depend on the use of estimates such as future prices, long-term interest rates and inflation indices.

See notes 3.3.5 and 34 for more detailed information about derivative financial instruments.

4.7.       Hedge accounting

Identifying hedging relationships between hedged items and hedging instruments (derivative financial instruments and long-term debt) requires critical judgments related to the existence of the hedging relationship and its effectiveness. In addition, the Company continuously assesses the alignment between the hedging relationships identified and the objectives and strategy of its risk management policy.

See notes 3.3.6 and 34 for more detailed information about hedge accounting.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.            New standards and interpretations

a)             IASB - International Accounting Standards Board

During 2013, new standards and amendments to standards and interpretations were issued by the International Accounting Standards Board (IASB), none of which had a significant effect on the consolidated financial statements for 2013, except for amendments to IAS 19 - Employee Benefits (CPC 33 - R1):

-       The effects of the adoption of amendments to IAS 19 Employee Benefits (CPC33 - R1) are set out in note 2.3.

-       Amendment to IAS 1 - ‘Presentation of financial statements’, regarding other comprehensive income requires for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially recycled to profit or loss subsequently.

-       IFRS 10 "Consolidated Financial Statements" - defines principles and requirements for the preparation and presentation of consolidated financial statements when an entity controls one or more entities.
Establishes the concept of control as the basis for consolidation and sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee.

-       IFRS 11 - “Joint Arrangements” - establishes principles for disclosure of financial statements of entities that are parties of joint agreements. There are two types of joint arrangement: joint operations and joint ventures. Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and hence accounts for its interest in assets, liabilities, revenue and expenses.
Joint ventures arise where the joint operator has rights to the net assets of the arrangement and hence equity accounts for its interest. Proportional consolidation of joint ventures is no longer allowed.

-       IFRS 12 - “Disclosure of Interests in Other Entities” - Consolidates all the requirements of disclosures that an entity should carry out when participating in one or more entities, including joint arrangements, associates and structured entities.

-       IFRS 13 “Fair Value Measurement” – provides a precise definition of fair value, as well as a source of fair value measurement and disclosure. Does not extend the use of fair value accounting, but provides guidance on how it should be applied, where its use is already required or permitted by other standards.

-       Amendments to IFRS 7- “Financial Instruments: Disclosures – regarding offsetting financial assets and financial liabilities” - Establishes disclosure requirements for compensation agreements of financial assets and liabilities.

-       IAS 28 (revised 2011) - "Associates and joint ventures" - Includes the requirements for joint ventures, as well as associates, to be accounted for by the equity method, following the issue of IFRS 11.

A number of new standards and amendments to standards and interpretations issued by the International Accounting Standards Board (IASB) are not effective for 2013, as set out below. They have not been applied in preparing these financial statements at December 31, 2013:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Standards	Brief Description	Effective Date
IFRS 9, "Financial instruments" and Amendments	IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.	January 1, 2018
The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset.
The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply.
IFRS 9 includes the new hedge accounting requirements
IFRIC 21, "Levies"

IFRIC 21 is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.

IFRIC 21 addresses when an entity should recognize a liability to pay a government levy (other than income taxes). The Interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

January 1, 2014
Amendment to IAS 36 - "Impairment of assets" on recoverable amount disclosures.

This amendment addresses the disclosure of information about the recoverable amount of impaired assets.

The amendments clarify that the scope of those disclosures is limited to the recoverable amount of impaired assets that is based on fair value less costs of disposal.

The amendments are required to be applied retrospectively.

January 1, 2014

None of the amendments and new standards listed above is expected to have a significant effect on the financial statements.

b)            Brazilian Tax Law

On November 11, 2013 the Brazilian government enacted Provisional Measure No. 627, which:

-       introduces changes to corporate income taxes (including income tax - IRPJ and social contribution on profits - CSLL), as well as changes to social contributions on revenues (including PIS/PASEP and COFINS);

-       repeals the transitional tax regime (RTT), which was introduced by Federal Law No. 11,941 on May 27, 2009;

-       revises the rules related to share of profits earned by controlled foreign companies (CFC) of Brazilian entities subject to corporate income taxes (IRPJ and CSLL) in Brazil;

-       introduces changes to Federal Law No. 12,865/13, which reopened the federal tax settlement program (REFIS da crise), which was introduced by Federal Law No. 11,941/2009, for tax debts administered by the Brazilian Internal Revenue Service (Receita Federal do Brasil) and the Office of the Attorney-General of the National Treasury (Procuradoria Geral da Fazenda Nacional - PGFN);

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

This Provisional Measure is under consideration by the National Congress (Congresso Nacional) and is thus subject to amendment before it can be signed into law. A number of clarifying regulations must be issued by the Brazilian Internal Revenue Service.

The Company has assessed the effects that these changes could produce and, based on the current text of the Provisional Measure, estimates no material impacts on the 2013 consolidated financial statements.

6.            Cash and cash equivalents

	Consolidated		Parent Company
	2013	2012	2013	2012

Cash at bank and in hand	2,227	2,024	4	66
Short-term financial investments

- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	8,182	17,021	5,312	15,570
Other investment funds	125	424	1,119	498
	8,307	17,445	6,431	16,068
- Abroad	26,638	8,159	1,482	1,259
Total short-term financial investments	34,945	25,604	7,913	17,327
Total cash and cash equivalents	37,172	27,628	7,917	17,393

Short-term financial investments in Brazil comprise single-member funds mainly composed by Brazilian Federal Government Bonds. In the Parent Company they also include investments in receivables investment funds (FIDC) of the Petrobras group.

Short-term financial investments abroad comprise time deposits and other short-term fixed income instruments that have maturities of three months or less from highly-ranked financial institutions.

7.            Marketable securities

	Consolidated		Parent Company
	2013	2012	2013	2012
Trading securities	9,085	20,888	9,085	20,888
Available-for-sale securities	39	488	37	191
Held-to-maturity securities	284	299	13,887	2,588
	9,408	21,675	23,009	23,667
Current	9,101	21,316	22,752	23,379
Non-current	307	359	257	288

Trading securities refer mainly to investments in government bonds that have maturities of more than 90 days. These assets are classified as current assets due to the expectation of their realization in the short term.

Held-to-maturities securities of the Parent Company include investments in the non-standardized receivables investment fund (FIDC-NP) as set out in note 19.2 and are presented in current assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.            Trade and other receivables

8.1.       Trade and other receivables, net

	Consolidated		Parent Company
	2013	2012	2013	2012
Trade receivables
Third parties	23,067	22,040	4,093	5,233
Related parties (Note 19)
Investees	1,542	1,593	11,384	16,077
Receivables from the electricity sector	5,050	3,958	905	911
Petroleum and alcohol accounts - Federal Government	836	835	836	835
Other receivables	6,066	6,297	4,009	3,376
	36,561	34,723	21,227	26,432
Provision for impairment of trade receivables	(3,293)	(2,967)	(473)	(412)
	33,268	31,756	20,754	26,020
Current	22,652	22,681	16,301	17,374
Non-current	10,616	9,075	4,453	8,646

8.2.       Changes in the provision for impairment of trade receivables

	Consolidated		Parent Company
	2013	2012	2013	2012
Opening balance	2,967	2,790	412	402
Additions (*) (**)	470	587	88	287
Write-offs (*)	(144)	(410)	(27)	(277)
Closing balance	3,293	2,967	473	412
Current	1,873	1,746	473	412
Non-current	1,420	1,221	−	−

(*) Includes exchange differences arising from translation of the provision for impairment of trade receivables in companies abroad.
(**) Amounts recognized in profit or loss as selling expenses.

8.3.       Trade and other receivables overdue - Third parties

	Consolidated		Parent Company
	2013	2012	2013	2012

Up to 3 months	1,620	1,572	482	1,070
From 3 to 6 months	372	319	266	171
From 6 to 12 months	848	370	573	210
More than 12 months	3,848	3,243	660	475
	6,688	5,504	1,981	1,926

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

9.            Inventories

	Consolidated		Parent Company
	2013	2012	2013	2012
Crude Oil	13,702	10,522	10,805	8,865
Oil Products	11,679	12,016	10,282	10,216
Intermediate products	2,165	1,987	2,165	1,987
Natural Gas and LNG (*)	939	617	697	348
Biofuels	370	576	44	155
Fertilizers	60	23	55	23
	28,915	25,741	24,048	21,594
Materials, supplies and others	4,532	4,087	3,547	3,386
	33,447	29,828	27,595	24,980
Current	33,324	29,736	27,476	24,908
Non-current	123	92	119	72

(*) Liquid Natural Gas

Consolidated inventories are presented net of R$ 205 of allowance for reducing inventories to net realizable value (R$ 184 in 2012), mainly related to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss as other operating expenses, net are set out in note 26.

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of R$ 6,972 (R$ 5,974 in 2012), as set out in note 22.

10.        Acquisitions, disposal of assets and legal mergers

10.1.   Acquisition of assets

Araucária Nitrogenados S.A.

On June 1, 2013, Petrobras assumed control over Araucária Nitrogenados S.A. (FAFEN-PR), under an agreement to acquire all shares of the company executed with Vale S.A. on December 18, 2012. The transaction was approved by the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) on May 15, 2013.

The transaction price consideration was US$ 234 million and will be paid to Vale through lease income from mineral rights for properties owned  by Petrobras in Sergipe. The assessment of the fair value of assets and liabilities is ongoing and will be completed within 12 months from the date Petrobras assumed control of the investee. A R$ 172 gain on bargain purchase has been recognized in profit or loss, gains on interest in equity-accounted investments, based on a preliminary assessment of the fair value of assets acquired and liabilities assumed (R$ 671). Provisional amounts recognized may be adjusted during the measurement period.

Termoaçu

On May 14, 2013, Petrobras entered into a contractual arrangement with Neoenergia to acquire its 23.13% interest in the share capital of Termoaçu.

Petrobras increased its interest in Termoaçu to 100% upon the completion of the transaction, which was subject to: the approval by Agência Nacional de Energia Elétrica – ANEEL, obtained on June 14, 2013, consent of Conselho Administrativo de Defesa Econômica – CADE, obtained on July 17, 2013, as well as the arbitral award, regarding the performance of the sales and purchase agreement, awarded by the Arbitral Tribunal on August 14, 2013. The total consideration paid, after price adjustments, was R$ 149.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.2.   Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which further assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of the voting stock, for a consideration of R$ 650, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were concluded for a total amount of R$ 711, including contractual price adjustments.

Due to the pending conditions precedent for conclusion of this transaction as of December 31, 2013, the assets and associated liabilities were classified as held for sale.

Formation of joint venture to operate in Exploration and Production (E&P) in Africa

On June 14, 2013, the Board of Directors of Petrobras approved the agreement between Petrobras International Braspetro B.V. (PIBBV), a subsidiary of Petrobras, and BTG PactuaI E&P B.V, a subsidiary of Banco BTG PactuaI S.A., to form a joint venture to operate in the exploration and production of oil and gas in Africa, comprised of assets in Angola, Benin, Gabon, Namibia, Nigeria and Tanzania.

BTG PactuaI E&P B.V. acquired 50% of the joint-venture shares of Petrobras Oil & Gas B.V. (PO&G), previously held by PIBBV, for the total amount of R$ 3,364, including R$ 78 received as an advance for the disposal of assets in Angola and Tanzania. The transaction was concluded on June 28, 2013, and the Company recognized an R$ 1,906 gain before taxes in other operating income (expenses), as set out below:

Consolidated
Proceeds from disposal	3,286
Carrying amount	(1,732)
Gain on disposal of assets (*)	1,554
Fair value measurement of uplift on retained interest	1,554
3,108
Impairment of assets in Angola and Tanzania (**)	(1,202)
Total gain on contribution of assets to joint venture	1,906

(*) Gain on disposed assets, other than Angola and Tanzania
(**) Impaired to reduce carrying amounts to fair value less cost of disposal

As the Angola and Tanzania portions of the transaction are subject to approval by their respective governments, the carrying amount of the assets located in those countries was classified as held for sale.

The partnership’s investment in PO&G was classified as a joint venture, and was therefore unconsolidated, reflecting the corporate structure and the terms of the shareholders' agreement, signed on June 28, 2013.

Companhia Energética Potiguar

On August 16, 2013, Petrobras entered into an agreement with Global Participações Energia S.A. to dispose of its 20% interest in the voting capital of Companhia Energética Potiguar for R$ 23, after contractual price adjustments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

The approval by Conselho Administrativo de Defesa Econômica – CADE was obtained on September 25, 2013 and the transaction was concluded on October 31, 2013.

Coulomb field – USA

On August 16, 2013, the Board of Directors of Petrobras approved the disposal by Petrobras America Inc., a subsidiary of Petrobras International Braspetro B.V. (PIBBV), of its 33% interest in the Coulomb field, located at the Mississipi Canyon block 613 (MC 613) at a consideration of R$ 418. Shell Offshore Inc., operator and holder of a 67% interest in the field, exercised its purchase right of first refusal.

After the price adjustment established in the farm-out agreement and the costs associated with the asset, a gain of R$ 277, net, was recognized when the transaction was concluded, on September 27, 2013.

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of R$ 870, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, on December 31, 2013, the assets and associated liabilities involved in this transaction were classified as held for sale.

BC-10 Block - Parque das Conchas

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of the total interest in the Parque das Conchas offshore project (BC-10 block), representing 35% of the joint-venture and 35% of Tambá BV – an equipment supplier, for a consideration of US$ 1.54 billion.

The agreement with Sinochem Group established certain conditions precedent to the conclusion of the sale, including the right of first refusal of the parties in the joint venture and the approval of the transaction by  Conselho Administrativo de Defesa Econômica (CADE) and Agência Nacional de Petróleo, Gás e Biocombustíveis (ANP).

On September 17, 2013 Shell and ONGC Videsh exercised their rights of first refusal to purchase a 23% and a 12% interest, respectively.

After approval by ANP and CADE, the assets were disposed of on December 30, 2013. The transaction resulted in an R$ 1,016 gain for the Company.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIBBV), for Perenco Colombia Limited, at a consideration of R$ 847, subject to price adjustment before the closing of the transaction.

The transaction is subject to customary conditions precedent, including its approval by the Agência Nacional de Hidrocarburos – ANH.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Due to the pending conditions precedent for conclusion of this transaction, on December 31, 2013 the assets and associated liabilities involved in the transaction were classified as held for sale.

Exploration Blocks - Uruguai

On October 4, 2013, the Board of Directors of Petrobras approved the disposal to Shell of a 40% interest that Petrobras Uruguay Servicios y Operaciones S.A. – PUSO, a subsidiary of Petrobras Uruguay S.A. de Inversión had in Bizoy S.A. and Civeny S.A., for a consideration of R$ 40. Bizoy S.A. and Civeny S.A. held exploration blocks 3 and 4, respectively, located in the Punta Del Este Basin, in Uruguai.

The transaction is subject to certain conditions precedent, mainly the approval by Administración Nacional de Combustibles Alcohol y Portland (ANCAP).

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in the transaction were classified as held for sale.

Petrobras Energia Peru .S.A.

On November 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras Internacional Braspetro BV –, PIB BV to China National Petroleum Corporation (CNPC), for R$ 6,201, subject to price adjustment until the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities related to the transaction objects were classified as held for sale.

10.3.   Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

							Consolidated
						2013	2012
	Exploration and Production (*)	Refining, Transport. & Marketing	Gas & Power	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	116	293	−	3,759	1	4,169	290
Trade receivables	−	243	−	75	−	318	−
Inventories	−	182	−	101	−	283	−
Investments	−	36	65	25	−	126	−
Cash and Cash Equivalents	−	9	−	274	−	283	−
Others	−	35	−	424	−	459	−
	116	798	65	4,658	1	5,638	290

Liabilities on assets classified as held for sale
Trade Payables	−	(60)	−	(323)	−	(383)	−
Provision for decommissioning costs	−	−	−	(70)	−	(70)	−
Non-current debt	−	(36)	−	(1,398)	−	(1,434)	−
Others	−	(53)	−	(574)	−	(627)	−
	−	(149)	−	(2,365)	−	(2,514)	−
(*) Net of impairment charges, as set out in note 14.3

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

10.4.   Legal mergers, spin-offs and other information on investees

Partial spin-off of Petrobras International Finance Company S.A. - PifCo

On December 16, 2013, the Shareholders’ Extraordinary General Meeting of Petrobras approved the partial spin-off of certain assets and liabilities of Petrobras International Finance Company S.A. – PifCo, with the subsequent merger of the spun-off portion into Petrobras, (not impacting share capital or additional paid in capital).

On February 12, 2014, Petrobras Global Finance B.V. (PGF), an indirect subsidiary of Petrobras, acquired the outstanding shares of PifCo for US$ 224 (net book value as of January 31, 2014).

These events did not affect the consolidated financial statements.

Legal mergers of subsidiaries

In 2013, the following subsidiaries were merged into Petrobras, but did not increase share capital or additional paid in capital:

Date of the Shareholders’ Extraordinary General Meeting / Company:
On September 30, 2013
Comperj Participações S.A
Comperj Estirênicos S.A
Comperj MEG S.A
Comperj Poliolefinas S.A.
Sociedade Fluminense de Energia Ltda. (SFE)

On December 16, 2013
Refinaria Abreu e Lima S.A. (RNEST)
Companhia de Recuperação Secundaria (CRSec)
Petrobras International Finance Company (PifCo) – partial spin-off

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.        Investments

11.1.   Information about direct subsidiaries, joint arrangements and associates (Parent Company)

Subsidiaries	Main business segment	% Petrobras' ownership	% Petrobras' voting rights	Shareholders’ equity (deficit)	Net income (loss) for the year	Country

Petrobras Netherlands B.V. - PNBV	E&P	100.00%	100.00%	30,537	5,929	Netherlands
Petrobras Distribuidora S.A. - BR	Distribution	100.00%	100.00%	11,900	2,132	Brazil
Petrobras Gás S.A. - Gaspetro	Gas & Power	100.00%	100.00%	10,634	1,662	Brazil
Petrobras Transporte S.A. - Transpetro	RT&M	100.00%	100.00%	4,827	892	Brazil
Petrobras International Braspetro - PIB BV	International	88.12%	88.12%	4,354	3,885	Netherlands
Petrobras Logística de Exploração e Produção S.A. - PB-LOG	E&P	100.00%	100.00%	3,351	197	Brazil
Companhia Integrada Têxtil de Pernambuco S.A. - Citepe	RT&M	100.00%	100.00%	2,504	(216)	Brazil
Petrobras Biocombustível S.A. - PBIO	Biofuels	100.00%	100.00%	2,121	(323)	Brazil
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP	E&P	100.00%	100.00%	1,530	73	Brazil
Companhia Petroquímica de Pernambuco S.A. - PetroquímicaSuape	RT&M	100.00%	100.00%	1,499	(555)	Brazil
Petrobras International Finance Company - PifCo	Corporate	100.00%	100.00%	(1,132)	(1,569)	Luxembourg
Liquigás Distribuidora S.A.	Distribution	100.00%	100.00%	859	23	Brazil
Araucária Nitrogenados S.A.	Gas & Power	100.00%	100.00%	789	(45)	Brazil
Termomacaé Ltda.	Gas & Power	99.99%	99.99%	747	115	Brazil
Termoaçu S.A.	Gas & Power	100.00%	100.00%	691	(54)	Brazil
INNOVA S.A. ( * )	RT&M	100.00%	100.00%	579	172	Brazil
5283 Participações Ltda.	International	100.00%	100.00%	517	461	Brazil
Breitener Energética S.A.	Gas & Power	93.66%	93.66%	507	(1)	Brazil
Termobahia S.A.	Gas & Power	98.85%	98.85%	434	21	Brazil
Termoceará Ltda.	Gas & Power	100.00%	100.00%	334	60	Brazil
Arembepe Energia S.A.	Gas & Power	100.00%	100.00%	314	93	Brazil
Petrobras Comercializadora de Energia Ltda. - PBEN	Gas & Power	99.91%	99.91%	301	81	Brazil
Baixada Santista Energia S.A.	Gas & Power	100.00%	100.00%	270	53	Brazil
Fundo de Investimento Imobiliário RB Logística - FII	E&P	99.00%	99.00%	248	300	Brazil
Energética Camaçari Muriçy I Ltda.	E&P	100.00%	100.00%	181	97	Brazil
Termomacaé Comercializadora de Energia Ltda	Gas & Power	100.00%	100.00%	92	12	Brazil
Braspetro Oil Services Company - Brasoil	E&P	100.00%	100.00%	(69)	(45)	Cayman Islands
Cordoba Financial Services GmbH	Corporate	100.00%	100.00%	54	2	Austria
Petrobras Negócios Eletrônicos S.A. - E-Petro	Corporate	99.95%	99.95%	30	3	Brazil
Downstream Participações Ltda.	Corporate	100.00%	100.00%	(2)	−	Brazil

Joint operations
Fábrica Carioca de Catalizadores S.A. - FCC	RT&M	50.00%	50.00%	305	45	Brazil
Ibiritermo S.A.	Gas & Power	50.00%	50.00%	132	41	Brazil

Joint ventures
Logum Logística S.A.	RT&M	20.00%	20.00%	283	(62)	Brazil
Brasil PCH S.A. ( * )	Gas & Power	49.00%	49.00%	142	34	Brazil
Cia Energética Manauara S.A.	Gas & Power	40.00%	40.00%	151	14	Brazil
Petrocoque S.A. Indústria e Comércio	RT&M	50.00%	50.00%	123	22	Brazil
Brasympe Energia S.A.	Gas & Power	20.00%	20.00%	83	6	Brazil
Participações em Complexos Bioenergéticos S.A. - PCBIOS	Biofuels	50.00%	50.00%	62	−	Brazil
Refinaria de Petróleo Riograndense S.A.	RT&M	33.20%	33.33%	51	2	Brazil
METANOR S.A. - Metanol do Nordeste	RT&M	34.54%	50.00%	49	4	Brazil
Brentech Energia S.A.	Gas & Power	30.00%	30.00%	49	12	Brazil
Companhia de Coque Calcinado de Petróleo S.A. - Coquepar	RT&M	45.00%	45.00%	46	(18)	Brazil
Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	43	1	Brazil
Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	39	1	Brazil
Eólica Mangue Seco 1 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	49.00%	49.00%	38	4	Brazil
Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A.	Gas & Power	51.00%	51.00%	36	2	Brazil
GNL do Nordeste Ltda.	Gas & Power	50.00%	50.00%	−	−	Brazil

Associates
Braskem S.A.	RT&M	36.20%	47.03%	7,593	510	Brazil
Fundo de Investimento em Participações de Sondas	E&P	4.59%	4.59%	4,156	1,743	Brazil
Sete Brasil Participações S.A.	E&P	5.00%	5.00%	2,574	99	Brazil
UTE Norte Fluminense S.A.	Gas & Power	10.00%	10.00%	909	96	Brazil
UEG Araucária Ltda.	Gas & Power	20.00%	20.00%	702	36	Brazil
Deten Química S.A.	RT&M	27.88%	27.88%	299	70	Brazil
Energética SUAPE II S.A.	Gas & Power	20.00%	20.00%	216	84	Brazil
Termoelétrica Potiguar S.A. - TEP	Gas & Power	20.00%	20.00%	84	−	Brazil
Nitroclor Ltda.	RT&M	38.80%	38.80%	1	−	Brazil
Bioenergética Britarumã S.A.	Gas & Power	30.00%	30.00%	−	−	Brazil

(*) Classified as assets held for sale as of December 31, 2013, as set out in note 10.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.2.   Investments (Parent Company)

	Balance at 12.31.2012	Acquisition and paying in of capital	Additional paid in capital	Restructuring, capital decrease and others	Share of profits of investees	Other comprehensive income	Dividends	Balance at 12.31.2013
Subsidiaries
PNBV	20,512	−	1	−	5,555	3,563	−	29,631
BR Distribuidora	9,451	20	−	−	2,132	831	(667)	11,767
Gaspetro	10,322	−	−	−	1,662	3	(1,354)	10,633
Transpetro	3,767	257	−	−	868	122	(348)	4,666
PIB BV	852	−	(18)	−	3,425	(422)	−	3,837
PB-LOG	3,435	−	−	−	197	−	(281)	3,351
Citepe	1,801	919	−	−	(216)	−	−	2,504
PBIO	1,916	517	4	−	(323)	7	−	2,121
CLEP	1,502	−	−	−	73	−	(45)	1,530
PetroquímicaSuape	1,404	650	−	−	(555)	−	−	1,499
Liquigás	838	−	−	−	23	17	(19)	859
Araucária Nitrogenados	−	659	−	172	(44)	2	−	789
Termomacaé Ltda	795	−	−	−	115	1	(164)	747
Termoaçu	−	150	−	569	(56)	−	3	666
5283 Participações	115	−	(2)	−	462	(57)	−	518
Breitener	476	−	−	−	(1)	−	−	475
Termobahia	61	−	348	−	20	−	−	429
Termoceará	343	−	−	−	60	1	(70)	334
Arembepe	223	−	−	4	93	−	(6)	314
PBEN	257	−	−	−	81	−	(37)	301
RNEST	10,567	10,110	−	(19,698)	(979)	−	−	−
Innova	431	−	−	(464)	57	−	(24)	−
Other subsidiaries	1,554	38	10	(1,103)	561	1	(190)	871
Joint operations	766	−	−	(569)	43	−	(22)	218
Joint ventures	520	27	−	(163)	12	9	(31)	374
Associates	3,565	41	−	79	360	(507)	(57)	3,481
	75,473	13,388	343	(21,173)	13,625	3,571	(3,312)	81,915

							2013	2012
Subsidiaries, operations / joint ventures and associates							81,915	75,473
Goodwill							3,125	3,180
Unrealized profits of the Company							(1,570)	(1,143)
Other investments							27	195
Total investments							83,497	77,705

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.3.   Investments in joint ventures and associates (Consolidated)

	2013	2012
Investments measured using equity method
Braskem S.A.	5,157	5,523
Petrobras Oil & Gas BV (i)	3,999	−
State Gas distributors	1,248	1,134
Guarani S.A.	1,194	985
Petroritupano - Orielo	464	476
Petrowayu - La Concepción	433	394
Nova Fronteira Bionergia S.A.	399	414
Other Petrochemical Investees	196	314
Transierra S.A.	159	142
Petrokariña - Mata	155	154
UEG Araucária	138	131
Termoaçu S.A. (ii)	−	546
Distrilec S.A. (iii)	−	84
Other associates	2,021	1,936
	15,563	12,233
Other investments	52	244
	15,615	12,477
(i) Consolidated company in 2012, as described in note 10.
(ii) Acquisition of control in 2013, as described in notes 3.1 and 10.
(iii) Investment sold in January 2013 by Petrobras Argentina S.A.

11.4.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (R$ per share)		Market value
Company	2013	2012	Type	2013	2012	2013	2012
Indirect subsidiary

Petrobras Argentina	1,356,792	1,356,792	Common	1.87	1.41	2,537	1,913
						2,537	1,913

Associate
Braskem	212,427	212,427	Common	16.50	9.60	3,505	2,039
Braskem	75,793	75,793	Preferred A	21.00	12.80	1,592	970
						5,097	3,009

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

11.5.   Non-controlling interest

The total amount of non-controlling interest at December 31, 2013 is R$ 1,394 of which R$ 1,388 is related to Petrobras Argentina S.A. Summarized information on Petrobras Argentina is set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Petrobras Argentina
	2013	2012
Current assets	2,295	2,282
Long-term receivables	407	593
Property, plant and equipment	3,438	3,529
Other noncurrent assets	1,490	1,559
	7,630	7,963

Current liabilities	1,447	1,803
Non-current liabilities	1,954	1,760
Shareholders' equity	4,229	4,400
	7,630	7,963

Sales revenues	547	528
Net Income for the year	299	253
Net change in cash and cash equivalents	(86)	148

Petrobras Argentina is an integrated energy company, indirectly controlled by Petrobras (directly controlled by PIB BV), whose main place of business is Argentina.

11.6.   Summarized information on joint ventures and associates

The Company invests in joint ventures and associates in Brazil and abroad, whose activities are related to petrochemical companies, gas distributors, biofuels, thermoelectric power stations, refineries and other activities. Summarized accounting information is set out below:

	2013
	Joint ventures		Associates
	In Brazil	Abroad	In Brazil	Abroad
Current assets	3,756	5,602	22,669	6,439
Non-current assets	1,944	4,370	7,268	123
Property, plant and equipment, net	3,839	16,558	30,784	6,520
Other non-current assets	2,186	119	6,899	166
	11,725	26,649	67,620	13,248

Current liabilities	4,060	2,290	15,812	6,001
Non-current liabilities	2,395	14,508	32,477	2,424
Shareholders' equity	5,248	9,492	19,186	4,823
Non-controlling interest	22	359	145	−
	11,725	26,649	67,620	13,248
Sales revenues	12,181	3,866	46,092	200
Net Income for the year	549	1,229	2,591	694
Ownership interest - %	20 a 83%	34 a 50%	5 a 49%	11 a 49%

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.            Property, plant and equipment

12.1.   By class of assets

	Consolidated					Parent Company
	Land, buildings and improvements	Equipment and other assets	Assets under construction (*)	Exploration and development costs (oil and gas producing properties)	Total	Total
Balance at 1 January 2012	12,359	124,481	158,559	47,718	343,117	227,479
Additions	100	4,058	63,844	3,358	71,360	56,108
Additions to / review of estimates of decommissioning costs	−	−	−	10,719	10,719	10,481
Capitalized borrowing costs	−	−	7,400	−	7,400	5,348
Business combinations	169	370	4	−	543	−
Write-offs	(11)	(119)	(5,232)	(215)	(5,577)	(5,151)
Transfers	4,946	48,679	(59,531)	13,550	7,644	879
Depreciation, amortization and depletion	(933)	(12,985)	−	(7,360)	(21,278)	(15,250)
Impairment - recognition (****)	(42)	(366)	(77)	(307)	(792)	(294)
Impairment - reversal (****)	−	91	276	133	500	224
Cumulative translation adjustment	96	2,763	1,635	586	5,080	−
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Cost	22,140	250,630	166,878	127,408	567,056	390,435
Accumulated depreciation, amortization and depletion	(5,456)	(83,658)	−	(59,226)	(148,340)	(110,611)
Balance at December 31, 2012	16,684	166,972	166,878	68,182	418,716	279,824
Additions	148	3,870	78,156	1,408	83,582	62,974
Additions to / review of estimates of decommissioning costs	−	−	−	(1,431)	(1,431)	(1,958)
Capitalized borrowing costs	−	−	8,474	−	8,474	6,514
Business combinations	39	70	36	−	145	−
Write-offs	(9)	(261)	(5,285)	(55)	(5,610)	(4,550)
Transfers (***)	2,605	51,603	(64,706)	58,516	48,018	80,642
Depreciation, amortization and depletion	(1,115)	(16,241)	−	(10,643)	(27,999)	(21,028)
Impairment - recognition (****)	−	(26)	(13)	(193)	(232)	(119)
Impairment - reversal (****)	−	112	−	165	277	268
Cumulative translation adjustment	79	5,682	3,300	879	9,940	−
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567
Cost	25,134	312,427	186,840	180,654	705,055	531,928
Accumulated depreciation, amortization and depletion	(6,703)	(100,646)	−	(63,826)	(171,175)	(129,361)
Balance at December 31, 2013	18,431	211,781	186,840	116,828	533,880	402,567

	25 (25 to 40) (except land)	20 (3 to 31) (**)		Unit of production method

(*) See note 30 for assets under construction by business area.
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes the amount of R$ 50,389, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi), as described in note13; the amount related to PO&G (R$ 4,898), which has ceased to be consolidated; and amounts transferred to assets classified as held for sale, as set out in note 10.

(****) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

At December 31, 2013, consolidated and parent company property, plant and equipment includes assets under finance leases of R$ 202 and R$ 10,738, respectively (R$ 208 and R$ 10,287 at December 31, 2012).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.2.   Estimated useful life - Consolidated

	Buildings and improvements, equipment and other assets
Estimated useful life	Cost	Accumulated depreciation	Balance at 2013
5 years or less	12,638	(7,636)	5,002
6 - 10 years	48,189	(23,190)	24,999
11 - 15 years	2,210	(978)	1,232
16 - 20 years	81,958	(20,504)	61,454
21 - 25 years	37,225	(11,729)	25,496
25 - 30 years	52,671	(9,387)	43,284
30 years or more	53,725	(10,635)	43,090
Units of production method	47,262	(23,290)	23,972
	335,878	(107,349)	228,529

Buildings and improvements	23,451	(6,703)	16,748
Equipment and other assets	312,427	(100,646)	211,781

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.        Intangible assets

13.1.   By class of assets

	Consolidated					Parent Company
		Softwares
	Rights and concessions	Acquired	Developed in-house	Goodwill from expectations of future profitability	Total	Total
Balance at 1 January 2012	78,804	337	1,344	949	81,434	77,709
Additions	179	141	286	−	606	458
Capitalized borrowing costs	−	−	30	−	30	30
Write-offs	(229)	(3)	(6)	−	(238)	(231)
Transfers	(166)	23	(198)	(28)	(369)	(257)
Amortization	(91)	(119)	(278)	−	(488)	(360)
Impairment - reversal (***)	12	−	−	−	12	−
Cumulative translation adjustment	193	7	−	20	220	−
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Cost	79,533	1,463	2,950	941	84,887	79,873
Accumulated amortization	(831)	(1,077)	(1,772)	−	(3,680)	(2,524)
Balance at December 31, 2012	78,702	386	1,178	941	81,207	77,349
Additions	6,665	72	278	−	7,015	6,862
Capitalized borrowing costs	−	−	26	−	26	26
Write-offs	(171)	(3)	(7)	−	(181)	(138)
Transfers (**)	(50,467)	(30)	(26)	(39)	(50,562)	(50,474)
Amortization	(82)	(99)	(287)	−	(468)	(336)
Impairment - recognition (***)	(1,139)	−	−	−	(1,139)	−
Cumulative translation adjustment	182	6	−	35	223	−
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Cost	34,680	1,423	3,379	937	40,419	36,118
Accumulated amortization	(990)	(1,091)	(2,217)	−	(4,298)	(2,829)
Balance at December 31, 2013	33,690	332	1,162	937	36,121	33,289
Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets).

(**) Includes the amount of R$ 50,389, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi) areas, as described below, and the amount related to PO&G (R$ 1,244), which has ceased to be consolidated, as described in note 10.

(***) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

On December 19, 2013, the Company submitted to the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis – ANP the declaration of commerciality of Franco and Sul de Tupi, located at the pre-salt area in the Santos basin. The exploration stage confirmed the volumes defined in the Assignment Agreement related to Franco (now Búzios) and Sul de Tupi (now Sul de Lula), of 3,058 billion barrels of oil equivalent and 128 million barrels of oil equivalent, respectively.

After the declaration of commerciality, the amounts of R$ 48,621 and R$ 1,768, paid to the Federal Government for the acquisition of Franco and Sul de Tupi, were reclassified from Intangible assets to Property, plant and equipment, according to the policy set out in note 3.9. These amounts will be the subject to the review of the Assignment Agreement, as set out in note 13.2.

13.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

At December 31, 2013, the Company’s Intangible Assets include R$ 24,419 (R$ 74,808 at December 31, 2012) related to the Assignment agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios) and Sul de Tupi (now Campo de Sul de Lula) which have been transferred to Property, Plant and Equipment, as set out in note 13.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras, the Federal Government (assignor) and the Agência Nacional de Petróleo, Gás Natural e  Biocombustíveis - ANP (regulator and inspector) entered into the agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years upon certain conditions having been met.

The agreement establishes that, immediately after the declaration of commerciality for each area, the review procedures, which must be based on independent technical appraisal reports, will commence. The review of the Assignment Agreement will be concluded after the date of the last declaration of commerciality.

If the review determines that the value of acquired rights are greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired in the terms of the agreement. If the review determines that the value of the acquired rights are lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each one of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.3.   Exploration rights returned to Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP)

Exploration areas returned to ANP in 2013, in the amount of R$ 131 (R$ 221 in 2012) are set out below:

Exclusive Concession Blocks (Petrobras):

-         Campos Basin: C-M-95; C-M-96; C-M-119; C-M-120; C-M-403;

-         Espírito Santo Basin: ES-M-523;

-         Parecis Basin: PRC-T-104; PRC-T-105;

-         Solimões Basin: SOL-T-150; SOL-T-173.

Blocks in partnership (returned by Petrobras or by its operators):

-         Ceará Basin: BM-CE-1;

-         Camamu Almada Basin: CAL-M-120; CAL-M-186;

-         Campos Basin: C-M-593;

-         Espírito Santo Basin: ES-M-588; ES-M-590; ES-M-592; ES-M-663;

-         Paraíba-Pernambuco Basin: PEPB-M-837;

-         Potiguar Basin: POT-T-699; POT-T-745; POT-T-774;

-         São Francisco Basin: SF-T-101; SF-T-102; SF-T-111; SF-T-112;

-         Santos Basin: S-M-172; S-M-674; S-M-789.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.4.   Oil and Gas fields operated by Petrobras returned to ANP

During 2013 the following oil and gas fields were returned to ANP: Coral, Carataí, Corruíra, Biquara, Guaiúba, Iraí, Dentão, Acauã Leste, Guajá and Noroeste do Morro Rosado.

13.5.   Service concession agreement - Distribution of piped natural gas

At December 31, 2013, intangible assets include service concession agreements related to piped natural gas distribution in Brazil, in the amount of R$ 537 maturing between 2029 and 2043, which may be extended. According to the agreements, distribution service can be provided to industrial, residential, commercial, automotive, air conditioning, transport, and other sectors.

The consideration receivable is a factor of a combination of operating costs and expenses, and return on capital invested. The rates charged for gas distribution are subject to periodic reviews by the state regulatory agency.

The agreements establish an indemnity clause for investments in assets which are subject to return at the end of the service agreement, to be determined based on evaluations and appraisals.

14.          Impairment

14.1.   Property, plant and equipment and intangible

Value in use is calculated to assess the recoverable amount of the Cash-Generating Units, and the basis for estimates of cash flow projections include: an estimate of the useful life of the assets in the CGU; budgets, forecasts and assumptions approved by management; and pre-tax discount rate derived from the weighted average cost of capital (WACC) method.

The recoverable amount of the Distribution CGU (including goodwill) was calculated using value in use, and no impairment losses were recognized. The basis for estimates of cash flow projections include: average useful life of 17 years, non-growing perpetuity, budgets, forecasts and assumptions approved by management, and pre-tax discount rate derived from the WACC method.

Based on 2013 impairment tests, the following amounts were recognized as impairment losses / reversals in other operating expenses, in profit or loss:

Exploration and Production

Based on impairment tests, impairment losses of R$ 132 were recognized in exploration and production assets, mainly related to mature oil and gas producing properties under concessions in Brazil.

A review of projects, which are now financially viable, along with the implementation of operational efficiency programs and of operating costs optimization programs in certain CGUs led to the reversal of impairment losses recognized in previous years, related to oil and gas producing properties under concessions in Brazil (R$ 268).

International

Based on impairment tests , impairment losses of R$ 26 were recognized in international assets, mainly related to mature oil and gas exploration and producing properties in the United States, representing the carrying amount of Garden Banks 200 and 201 blocks.

A R$ 1,202 impairment loss was recognized to reduce the carrying amounts of exploration and production assets in Angola and Tanzania classified as held for sale to fair value less cost to sell, as set out in note 10.2.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

14.2.   Investments in associates and joint ventures (including goodwill)

Value in use is generally used for impairment test of goodwill associated to investments in associates and joint ventures. The basis for estimates of cash flow projections include: projections covering a period of 5 to 12 years, non-growing perpetuity, budgets, forecasts and assumptions approved by management, and pre-tax discount rate derived from the WACC method.

Based on 2013 impairment tests, no impairment losses were recognized, related to these assets. The carrying amounts and goodwill of the most significant investments in associates and joint ventures are set out below:

Investment	Segment	Pre-tax discount rate (real interest rate)	Value in use	Carrying amount
Braskem S.A.	Petrochemical	16%	6,578	5,157
Natural Gas Distributors	Natural gas	7% to 14%	5,991	1,248
Guarani S.A.	Biofuels	9%	1,295	1,194

-       Investment in publicly traded associate (Braskem S.A.):

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of December 31, 2013, was R$ 5.097, based on the quoted values of both Petrobras’ share in common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares. Thus if common shares and preferred shares were valued at the same price per share, market value would amount to R$ 6.053.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering future cash flow projections and the manner in which the Company can derive value from these investments via dividends and other distributions to arrive at value in use. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized in 2013 for this investment.

Cash flow projections to determine the value in use of Braskem were based on the following key assumptions: (i) estimated average exchange rate of R$ 2.23 to U.S.$1.00 in 2014 (converging to R$ 1.87 in the long term); (ii) Brent crude oil price of US$ 105.00 for 2014, declining to U.S.$ 95.00 in the long term; (iii) prices of feedstock and petrochemical products reflecting projected international prices; (iv) petrochemical products sales volume estimates reflecting projected Brazilian and global G.D.P growth; and (v) increases in the EBITDA margin along with the next growth cycle of the petrochemical industry during the next years and declining in the long term.

14.3.   Assets classified as held for sale

Due to the approval by the Board of Directors of the disposal of PI, PIII, PIV and PXIV drilling rigs, these assets were remeasured at fair value and impairment losses of R$ 145 were recognized in the exploration and production segment.

15.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Movements on capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

	Consolidated
Exploratory costs recognized in Assets (*)	2013	2012
Property, plant and equipment
Opening balance	21,760	18,983
Additions	10,680	12,982
Write offs	(2,754)	(5,439)
Transfers (***)	(9,056)	(5,137)
Cumulative translation adjustment	(11)	371
Closing balance	20,619	21,760
Intangible Assets (**)	32,516	77,588
Total Exploratory Costs Capitalized	53,135	99,348

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.

(**) The balance of intangible assets comprises mainly the amounts related to the Assignment Agreement (note 13.2).

(***) Includes R$ 1,523 relative to PO&G, which has been unconsolidated, as set out in note 10.

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

	Consolidated
Exploration costs recognized in profit or loss	2013	2012
Geological and geophysical expenses	2,069	1,994
Exploration expenditures written off (includes dry wells and signature bonuses)	4,169	5,628
Other exploration expenses	207	175
Total expenses	6,445	7,797

	Consolidated
Cash used in activities	2013	2012
Operating activities	2,275	2,226
Investment activities	18,892	12,982
Total cash used	21,167	15,208

15.1.   Aging of Capitalized Exploratory Well Costs

An aging of the number of wells and the capitalized exploratory well costs based on the drilling completion date, along with the number of projects for which exploratory well costs have been capitalized for a period greater than one year are set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Aging of capitalized exploratory well costs*	Consolidated
	2013	2012
Capitalized exploratory well costs that have been capitalized for a period of one year	6,016	8,621
Capitalized exploratory well costs that have been capitalized for a period greater than one year	14,603	13,139
Ending balance	20,619	21,760

Number of projects that have exploratory well costs that have been capitalized for a period greater than one year	86	145
	2013	Number of wells

2012	5,773	39
2011	3,833	34
2010	2,098	18
2009	1,012	22
2008 and previous years	1,887	15
Ending balance	14,603	128

(*) Amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are not included.

Of the amount of R$ 14,603 for 86 projects that include wells suspended for more than one year since the completion of drilling, R$ 2,316 are related to wells in areas for which drilling was under way or firmly planned for the near future, and for which an evaluation plan (“Plano de Avaliação”) has been submitted and is subject to approval by ANP, and R$ 12,287 are related to costs incurred to assess the reserves and their potential development.

16.        Trade payables

	Consolidated		Parent Company
	2013	2012	2013	2012
Current liabilities
Third parties
In Brazil	12,523	13,306	10,696	10,868
Abroad	14,198	10,430	4,410	2,994
Related parties (note 19)	1,201	1,039	10,855	13,056
	27,922	24,775	25,961	26,918

17.            Finance debt

Funding requirements are related to the development of oil and gas production projects, building of vessels and pipelines, as well as construction and expansion of industrial plants, among other uses.

Changes in the noncurrent debt are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated					Parent Company
	Export Credit Agency	Banking Market	Capital Markets	Others	Total	Total
Non-current
In Brazil
Balance at January 1 , 2012	−	56,683	2,345	151	59,179	27,710
Cumulative translation adjustment (CTA)	−	31	−	−	31
Additions (new funding obtained)	−	6,183	504	−	6,687	5,225
Interest incurred during the period	−	88	59	3	150	15
Foreign exchange/inflation indexation charges	−	2,315	99	6	2,420	835
Transfer from long term to short Term	−	(1,999)	(443)	(30)	(2,472)	(425)
Balance at December 31, 2012	−	63,301	2,564	130	65,995	33,360
Abroad
Balance at January 1 , 2012	9,386	27,067	39,441	1,332	77,226	15,345
Cumulative translation adjustment (CTA)	345	1,853	5,912	99	8,209
Additions (new funding obtained)	1,718	11,473	18,616	−	31,807	19,409
Interest incurred during the period	6	9	396	−	411	827
Foreign exchange/inflation indexation charges	178	1,048	204	21	1,451	2,941
Transfer from long term to short Term	(1,323)	(1,634)	(1,157)	(167)	(4,281)	(1,611)
Balance at December 31, 2012	10,310	39,816	63,412	1,285	114,823	36,911
Total Balance at December 31, 2012	10,310	103,117	65,976	1,415	180,818	70,271

Non-current
In Brazil
Balance at January 1 , 2013	−	63,301	2,564	130	65,995	33,360
Cumulative translation adjustment (CTA)	−	(6)	−	−	(6)
Additions (new funding obtained)	−	22,576	512	−	23,088	33,187
Interest incurred during the period	−	185	35	7	227	37
Foreign exchange/inflation indexation charges	−	3,257	117	4	3,378	679
Transfer from long term to short Term	−	(21,348)	(391)	(27)	(21,766)	(18,944)
Transfer to liabilities associated with assets held for sale	−	(30)	−	−	(30)	−
Balance at December 31, 2013	−	67,935	2,837	114	70,886	48,319
Abroad
Balance at January 1 , 2013	10,310	39,816	63,412	1,285	114,823	36,911
Cumulative translation adjustment (CTA)	1,032	5,134	12,825	155	19,146
Additions (new funding obtained)	3,359	19,803	23,713	188	47,063	34,676
Interest incurred during the period	2	30	77	17	126	2,304
Foreign exchange/inflation indexation charges	343	1,926	605	64	2,938	10,331
Transfer from long term to short Term	(1,447)	(2,826)	(902)	(91)	(5,266)	(26,804)
Transfer to liabilities associated with assets held for sale	−	(849)	−	−	(849)	−
Balance at December 31, 2013	13,599	63,034	99,730	1,618	177,981	57,418
Total Balance at December 31, 2013	13,599	130,969	102,567	1,732	248,867	105,737

	Consolidated		Parent Company
Current	2013	2012	2013	2012

Short Term Debt	8,560	7,491	22,042	13,093
Current Portion of Long Term Debt	7,304	5,711	23,583	1,820
Accrued Interest	2,880	2,081	1,002	606
	18,744	15,283	46,627	15,519

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.1.   Summarized information on current and non-current finance debt

	Consolidated
Maturity in	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and afterwards	Total (*)	Fair value
Financing in Reais (BRL):	2,612	3,259	6,840	5,050	5,433	30,271	53,465	53,204
Floating rate debt	1,740	2,304	6,022	4,221	4,675	26,198	45,160
Fixed rate debt	872	955	818	829	758	4,073	8,305
Average interest rate	7.4%	7.8%	9.2%	8.7%	8.9%	8.8%	8.7%

Financing in US Dollars (USD):	13,661	13,199	20,940	13,405	26,306	83,367	170,878	172,387
Floating rate debt	11,119	9,953	10,009	8,501	20,757	31,802	92,141
Fixed rate debt	2,542	3,246	10,931	4,904	5,549	51,565	78,737
Average interest rate	3.1%	3.3%	3.1%	3.0%	3.1%	4.3%	3.7%

Financing in Reais indexed to US Dollars:	562	243	871	1,597	1,597	15,824	20,694	21,121
Floating rate debt	−	−	−	−	−	12	12
Fixed rate debt	562	243	871	1,597	1,597	15,812	20,682
Average interest rate	5.2%	4.9%	6.7%	7.0%	7.0%	7.3%	7.1%

Financing in Pounds (£):	31	−	−	−	−	4,354	4,385	4,461
Fixed rate debt	31	−	−	−	−	4,354	4,385
Average interest rate	5.6%	0.0%	0.0%	0.0%	0.0%	5.9%	5.9%

Financing in Yen (¥):	1,361	276	1,046	254	231	−	3,168	3,217
Floating rate debt	230	230	230	230	230	−	1,150
Fixed rate debt	1,131	46	816	24	1	−	2,018
Average interest rate	0.9%	0.9%	1.8%	0.8%	0.8%	0.0%	1.2%

Financing in Euro (€):	500	32	25	25	4,031	10,374	14,987	15,533
Fixed rate debt	500	32	25	25	4,031	10,374	14,987
Average interest rate	4.4%	1.4%	1.4%	1.4%	4.9%	4.2%	4.4%

Financing in other currencies:	17	8	9	−	−	−	34	33
Fixed rate debt	17	8	9	−	−	−	34
Average interest rate	12.5%	15.3%	15.3%	0.0%	0.0%	0.0%	14.0%

Total as of December 31, 2013	18,744	17,017	29,731	20,331	37,598	144,190	267,611	269,956
Total Average interest rate	3.6%	4.2%	4.6%	4.7%	4.3%	5.6%	5.0%

Total as of December 31, 2012	15,283	8,535	14,560	27,924	19,186	110,613	196,101	209,431

* The average maturity of debt in 2013 is 7.1 years.

The sensitivity analysis for financial instruments subject to foreign exchange variation and the fair value of the long-term debt are set out in note 34.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

17.2.      Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.5% p.a. in 2013 (4.5% p.a. in 2012).

17.3.   Funding – Outstanding balance

a)             Abroad

	Amount in US$ million
Company	Available (Line of credit)	Used	Balance
PGT	1,000	500	500
Petrobras	2,500	253	2,247

b)            In Brazil

Company	Available (Line of credit)	Used	Balance
Transpetro (*)	10,007	2,059	7,948
Petrobras	13,971	8,889	5,082
PNBV	9,878	−	9,878
Liquigas	110	83	27

(*)Purchase and sale agreements for 49 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of R$ 11,116.

17.4.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing, except for funding from development banks, such as the BNDES, which are collateralized by the assets being financed. Financial transactions carried out by subsidiaries, which have corporate guarantees for Petrobras, are presented in note 19.3 ("Guarantees Granted").

The loans obtained by structured entities are collateralized by the project assets, as well as a lien on credit rights and shares of the structured entities.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.        Leases

18.1.   Future minimum lease payments / receipts – finance leases

	Consolidated		Parent Company
	Minimum receipts	Minimum payments	Minimum payments
At December 31, 2013
2014	399	51	2,363
2015 - 2018	1,649	181	5,279
2019 and thereafter	4,266	623	3,034
Estimated lease receipts/payments	6,314	855	10,676
Less Interest expense (annual)	(2,751)	(646)	(2,933)
Present value of minimum receipts/ payments	3,563	209	7,743

2014	226	22	1,783
2015 - 2018	932	75	3,921
2019 and thereafter	2,405	112	2,039
Present value of minimum receipts/ payments	3,563	209	7,743
Current	135	38	1,784
Non-current	3,428	171	5,959
At December 31, 2013	3,563	209	7,743
Current	123	37	1,741
Non-current	3,139	176	6,021
At December 31, 2012	3,262	213	7,762

18.2.   Future minimum lease payments - operating leases

	Consolidated	Parent Company
2014	34,396	41,533
2015-2018	56,664	89,475
2019 and thereafter	30,967	114,287
At December 31, 2013	122,027	245,295

At December 31, 2012	106,367	199,033

During 2013, the Company paid R$ 24,917 for consolidated operating lease installments and R$ 31,693 in the Parent company), recognized as a period expense (during 2012, R$ 20,443 for consolidated and R$27,146 in the Parent company).

Those operating leases include, mainly, oil and gas production units, drilling rigs, exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

19.        Related parties

19.1.   Commercial transactions and other operations

Petrobras carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at normal market prices and market conditions. At December 31, 2013 and December 31, 2012, no losses were recognized on the statement of financial position for related party accounts receivable.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.1.1.    By transaction

	Parent Company
		2013
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Profit or Loss
Revenues (mainly sales revenues)	135,605
Foreign exchange and inflation indexation charges, net	(3,121)
Financial income (expenses), net	(3,212)
Assets
Trade and other receivables		9,020	2,364	11,384
Trade and other receivables (mainly from sales)		7,738	−	7,738
Dividends receivable		954	−	954
Intercompany loans		−	279	279
Capital increase (advance)		−	1,180	1,180
Related to construction of natural gas pipeline		−	752	752
Other operations		328	153	481
Liabilities
Finance leases					(1,785)	(5,897)	(7,682)
Financing on credit operations					(990)	(1,758)	(2,748)
Intercompany loans					−	(26,274)	(26,274)
Prepayment of exports					(22,468)	(12,019)	(34,487)
Accounts payable to suppliers					(10,855)	−	(10,855)
Purchases of crude oil, oil products and others					(7,715)	−	(7,715)
Affreightment of platforms					(2,399)	−	(2,399)
Advances from clients					(708)	−	(708)
Others					(33)	−	(33)
Other operations					−	(123)	(123)
In 2013	129,272	9,020	2,364	11,384	(36,098)	(46,071)	(82,169)
In 2012	123,139	9,191	6,886	16,077	(20,478)	(28,730)	(49,208)

19.1.2.  By company

	Parent Company
		2013
		Assets			Liabilities
	Profit or Loss	Current	Non-current	Total	Current	Non-current	Total
Subsidiaries (*)
BR Distribuidora	83,012	2,480	21	2,501	(255)	(21)	(276)
PIB-BV Holanda	15,292	2,812	83	2,895	(28,045)	(40,051)	(68,096)
Gaspetro	8,880	1,224	752	1,976	(1,952)	(35)	(1,987)
PNBV	806	751	21	772	(2,761)	−	(2,761)
Transpetro	615	433	−	433	(779)	−	(779)
Fundo de Investimento Imobiliário	(459)	−	−	−	(208)	(1,291)	(1,499)
Petroquimica Suape	−	24	210	234	−	−	−
Termoelétricas	(118)	74	230	304	(115)	(1,028)	(1,143)
CITEPE	−	18	945	963	−	−	−
Cia Locadora de Equipamentos Petrolíferos	(163)	247	−	247	(787)	−	(787)
Other subsidiaries	3,876	549	97	646	(186)	−	(186)
	111,741	8,612	2,359	10,971	(35,088)	(42,426)	(77,514)
Structured Entities
Nova Transportadora do Nordeste - NTN	29	109	−	109	(124)	(508)	(632)
Nova Transportadora do Sudeste - NTS	(3)	68	−	68	(107)	(494)	(601)
CDMPI	(77)	−	−	−	(301)	(1,675)	(1,976)
PDET Off Shore	(108)	−	−	−	(198)	(901)	(1,099)
	(159)	177	−	177	(730)	(3,578)	(4,308)
Associates
Companies from the petrochemical sector	17,671	226	−	226	(222)	(67)	(289)
Other Associates	19	5	5	10	(58)	−	(58)
	17,690	231	5	236	(280)	(67)	(347)
	129,272	9,020	2,364	11,384	(36,098)	(46,071)	(82,169)

(*) Includes its subsidiaries and joint ventures.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.1.3.    Annual rates for intercompany loans

Intercompany loans are charged at interest rates based on market parameters and pursuant to applicable regulations, as set out below:

	Parent Company
	Assets		Liabilities
	2013	2012	2013	2012
Up to 7%	−	4,307	(24,555)	(20,301)
From 7.01% to 10%	−	−	(1,719)	(1,461)
From 10.01% to 13%	78	1	−	−
More than 13%	201	277	−	−
	279	4,585	(26,274)	(21,762)

19.2.   Non standardized receivables investment fund (FIDC-NP)

The Parent Company invests in the non-standardized receivables investment fund (FIDC-NP), which comprises mainly receivables and non-performing receivables arising from the operations performed by subsidiaries of the Petrobras Group.

Investments in government bonds made by the FIDC-NP are recognized as cash and cash equivalents or marketable securities, according to their expected realization terms.

Capitalized finance charges from the disposal of receivables and/or non-performing receivables are recognized as other current assets.

The assignment of receivables is recognized as other current assets, while they are not received. The assignment of non-performing receivables is recognized as current debt within current liabilities.

	Parent Company
	2013	2012
Short-term financial investments	1,088	79
Marketable securities	13,660	2,370
Assignment of receivables	(875)	(1,068)
Total recognized within current assets	13,873	1,381

Assignments of non-performing receivables	(22,042)	(9,060)
Total recognized within current liabilities	(22,042)	(9,060)

Finance income FIDC-NP	212	802
Finance expense FIDC-NP	(1,393)	(1,217)
Net finance income (expense)	(1,181)	(415)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.3.   Guarantees Granted

Petrobras guarantees certain financial operations carried out by its subsidiaries abroad.

Petrobras, based on contractual clauses that support the financial operations between the subsidiaries and third parties, guarantees the payment of debt service in the event that a subsidiary defaults on a debt.

The outstanding balance of financial operations carried out by these subsidiaries and guaranteed by Petrobras is set out below:

	2013								2012
Maturity date of the loans	PifCo	PNBV	PGF	PGT	TAG	PB LOG	Others	Total	Total
2013	−	−	−	−	−	−	−	−	6,939
2014	932	3,825	−	3,514	−	−	−	8,271	1,507
2015	2,928	2,761	−	−	−	361	−	6,050	4,992
2016	8,756	3,953	5,271	−	−	−	−	17,980	12,019
2017	4,100	2,405	−	−	−	−	703	7,208	7,220
2018	9,223	7,659	−	8,199	−	1,115	−	26,196	21,401
2019 and thereafter	37,718	17,773	30,119	19,912	12,308	−	1,700	119,530	77,615
	63,657	38,376	35,390	31,625	12,308	1,476	2,403	185,235	131,693

19.4.   Investment fund of subsidiaries abroad

At December 31, 2013, a subsidiary of PIB BV had amounts invested in an investment fund abroad that held debt securities of other subsidiaries of Petrobras, mainly related to Gasene, Malhas, CDMPI, CLEP and Marlim Leste (P-53), among other investments, in the amount of R$ 17,368 (R$ 15,561 at December 31, 2012).

19.5.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

			2013			2012
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Joint ventures and associates
State Gas distributors	8,457	994	490	6,254	912	442
Petrochemicals companies	16,087	220	282	15,038	311	222
Other joint ventures and associates	2,028	328	452	1,341	370	556
	26,572	1,542	1,224	22,633	1,593	1,220
Government entities
Government bonds	2,252	14,634	−	4,239	36,959	−
Banks controlled by the Federal Government	(4,258)	6,562	69,788	(3,616)	7,439	65,140
Receivables from the electricity sector (note 19.6)	1,611	5,050	−	1,810	3,958	−
Petroleum and alcohol account - Receivables from Federal government (note 19.7)	−	836	−	−	835	−
Federal government - Dividends and interest on capital	(38)	−	1,953	5	−	977
Others	199	491	781	(227)	742	926
	(234)	27,573	72,522	2,211	49,933	67,043
Pension Plan	−	−	366	(12)	−	334
	26,338	29,115	74,112	24,832	51,526	68,597

The line items effect in profit or loss and their carrying amounts in the statement of financial position are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
			2013			2012
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Revenues (mainly sales revenues)	28,402			24,169
Foreign exchange and inflation indexation charges, net	(1,707)			(2,117)
Financial income (expenses), net	(357)			2,780

Current assets		17,856			41,594
Non-current		11,259			9,932

Current liabilities			8,358			6,870
Non-Current Liabilities			65,754			61,727
	26,338	29,115	74,112	24,832	51,526	68,597

19.6.   Receivables from the electricity sector

At December 31, 2013, the Company had R$ 5,050 of receivables from the Brazilian electricity sector, (R$ 3,958 at December, 31, 2012) of which R$ 4,082 were classified to non-current assets.

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Collections of amounts related to fuel supply to Independent Power Producers (Produtores Independentes de Energia - PIE), which are companies created for the purpose of generating power exclusively for Amazonas Distribuidora de Energia S.A. - AME, a direct subsidiary of Eletrobras rely directly on AME, which transfers funds to the Independent Power Producers.

In March 2013 a private instrument of debt acknowledgement was signed by AME, having Eletrobras as a guarantor. The amount of R$ 850, will be paid in 60 successive monthly installments of R$ 14, indexed to the SELIC interest rate.

The Company continues to vigorously pursue an agreement to recover these receivables in full and partial payments have been made. The balance of these receivables at December 31, 2013 was R$ 4,631 (R$ 3,520 at December 31, 2012), of which R$ 3,396 was past due (R$ 2,966 at December 31, 2012).

The Company also has electricity supply contracts with AME signed in 2005 by its subsidiary Breitener Energética S.A., which, pursuant to the terms of the agreements, are considered a finance lease of the two thermoelectric power plants, since the contracts determine that the power plants should be returned to AME at the end of the agreement period with no residual value (20-year term), among other contractual provisions. The balance of these receivables was R$ 419 (R$ 438 at December, 31, 2012), none of which was overdue.

19.7.   Petroleum and Alcohol accounts - Receivables from Federal Government

At December 31, 2013, the balance of receivables related to the Petroleum and Alcohol accounts was R$ 836 (R$ 835 at December 31, 2012). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

19.8.   Compensation of employees and officers

The criteria for compensation of employees and officers are established based on the current labor legislation and the Company’s policies related to Positions, Salaries and Benefits (Plano de Cargos e Salários e de Benefícios e Vantagens).

The compensation of employees (including those occupying managerial positions) and officers in the month of December 2013 and December 2012 were:

	Amounts refer to monthly compensation in reais
Compensation per employee	2013	2012
Lowest compensation	2,430.21	2,324.30
Average compensation	12,979.59	11,701.22
Highest compensation	74,962.47	69,051.65

Compensation per officer of Petrobras (highest)	91,723.46	86,052.59

The total compensation of Petrobras’ key management are set out below:

			2013			2012
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	10.0	1.1	11.1	10.0	0.9	10.9
Long-term compensation (post-retirement benefits)	0.7	−	0.7	0.6	−	0.6
Total compensation	10.7	1.1	11.8	10.6	0.9	11.5

Number of members	7	10	17	7	10	17

In 2013 the compensation of board members and officers for the consolidated Petrobras group amounted to       R$ 59.3 (R$ 56.6 in 2012).

20.        Provision for decommissioning costs

	Consolidated		Parent Company
Non-current liabilities	2013	2012	2013	2012
Opening balance	19,292	8,839	18,391	8,241
Revision of provision	(2,051)	10,754	(2,176)	10,472
Payments made	(1,092)	(571)	(1,062)	(571)
Interest accrued	426	258	412	249
Others (*)	134	12	(245)	−
Closing balance	16,709	19,292	15,320	18,391

(*) Includes amounts related to current liabilities associated with assets classified as held for sale, as set out in note 10.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.        Taxes

21.1.   Income taxes

	Consolidated		Parent Company
	2013	2012	2013	2012
Current assets
Taxes In Brazil	2,229	2,566	1,468	1,831
Taxes abroad	255	423
	2,484	2,989	1,468	1,831

Current liabilities
Taxes In Brazil	369	573	−	−
Taxes abroad	290	131
	659	704	−	−

21.2.   Taxes and contributions

	Consolidated		Parent Company
Current assets	2013	2012	2013	2012

Taxes in Brazil
ICMS (VAT)	3,801	3,152	3,125	2,439
PIS / COFINS (taxes on revenues)	4,846	4,657	4,405	4,284
CIDE	46	47	46	46
Others	353	394	237	236
	9,046	8,250	7,813	7,005
Taxes abroad	116	148	−	−
	9,162	8,398	7,813	7,005

Non-current assets
Taxes in Brazil
Deferred ICMS (VAT)	2,059	1,845	1,981	1,704
Deferred PIS and COFINS (taxes on revenues)	9,831	8,279	8,918	5,745
Others	684	515	−	−
	12,574	10,639	10,899	7,449
Taxes abroad	29	34	−	−
	12,603	10,673	10,899	7,449
Current liabilities
Taxes in Brazil
ICMS (VAT)	2,727	3,040	2,389	2,725
PIS / COFINS (taxes on revenues)	538	1,004	465	848
CIDE	37	34	37	34
Production Taxes (Special Participation / Royalties)	5,698	5,363	5,698	5,363
Withholding Income tax and social contribution	600	1,155	544	1,059
Others	821	735	601	489
	10,421	11,331	9,734	10,518
Taxes abroad	517	487	−	−
	10,938	11,818	9,734	10,518

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

21.3.   Deferred income tax and social contribution - non-current

The nature of deferred income taxes recognized and the scheduling of the estimated timing of the reversal are set out in the tables below.

a)             Changes in deferred income tax and social contribution are set out in the tables below:

	Consolidated										Parent Company
	Property, plant and equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others (*)	Total	Total
Balance at January 1, 2012 (*)	(21,336)	(4,132)	(797)	(1,583)	629	644	1,190	887	2,418	(22,080)	(23,326)
Recognized in profit or loss for the year	(4,542)	(2,518)	1,927	450	131	2,053	(235)	1,268	(756)	(2,222)	(2,431)
Recognized in shareholders’ equity	−	−	−	−	−	−	−	−	3,144	3,144	3,066
Cumulative translation adjustment	−	220	(6)	−	(107)	(392)	−	(9)	(455)	(749)	−
Others	(27)	73	23	(69)	54	(38)	−	−	27	43	(17)
Balance at December 31, 2012 (*)	(25,905)	(6,357)	1,147	(1,202)	707	2,267	955	2,146	4,378	(21,864)	(22,708)
Recognized in profit or loss for the period	(5,500)	(3,208)	644	(122)	270	7,912	386	1,013	(1,718)	(323)	(1,413)
Recognized in shareholders’ equity	−	−	3,037	120	−	162	−	−	(3,501)	(182)	(1,045)
Cumulative translation adjustment	−	(157)	12	−	(2)	(58)	(3)	1	(175)	(382)	−
Others	−	337	(192)	(10)	(18)	988	8	(15)	1,094	2,192	907
Balance at December 31, 2013	(31,405)	(9,385)	4,648	(1,214)	957	11,271	1,346	3,145	78	(20,559)	(24,259)

Deferred tax assets										2,608	−
Deferred tax liabilities										(24,472)	(22,708)
Balance at December 31, 2012 (*)										(21,864)	(22,708)

Deferred tax assets										2,647	−
Deferred tax liabilities										(23,206)	(24,259)
Balance at December 31, 2013										(20,559)	(24,259)

(*) Restated as set out in note 2.3.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Timing of reversal of deferred income taxes

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

The estimated recovery / reversal dates of net deferred tax assets (liabilities) recoverable (payable) is set out in the following table:

	Deferred income tax and social contribution
	Consolidated		Parent Company
	Assets	Liabilities	Assets	Liabilities

2014	259	238	−	−
2015 and thereafter	2,388	22,968	−	24,259
Recognized deferred tax credits	2,647	23,206	−	24,259
In Brasil	1,505	−	−	−
Abroad	5,207	−	−	−
Unrecognized deferred tax credits	6,712	−	−	−
Total	9,359	23,206	−	24,259

At December 31, 2013, the Company had unused tax loss carryforwards from companies abroad, for which no  deferred tax assets have been recognized, in the amount of R$ 5,207 (R$ 4,336 at December 31, 2012) resulting from net operating losses mainly from oil and gas exploration and production and refining activities in the United States in the amount of R$ 3,936 (R$ 2,715 at December 31, 2012), as well as from entities in Spain, in the amount of R$ 1,271, subject to a applicable statute of limitations that lapse in 20 years from the date the losses are recognized.

An aging of the tax carryforwards not recognized, from companies abroad, by lapse of the applicable statute of limitations is set out below:

											Consolidated
												2013
Lapse of statute of limitations	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030 and after-wards	Total
Unrecognized deferred tax credits	129	408	185	173	221	14	265	305	383	475	2,649	5,207

21.4.   Reconciliation between tax expense and accounting profit

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated		Parent Company
	2013	2012	2013	2012
Income before income taxes	28,154	27,753	24,821	23,326

Income tax and social contribution computed based on Brazilian statutory corporate tax rates (34%)	(9,572)	(9,436)	(8,439)	(7,931)

Adjustments between income taxes based on statutory rates and on the effective tax rate:
· Interest on capital, net	2,974	3,172	2,812	3,018

· Different taxes rates for companies abroad	1,347	640	−	−

· Tax incentives	127	110	7	6

· Tax losses not recorded as assets	22	(669)	−	−

· Deductible / (non-deductible) expenses, net (*)	(395)	(1,107)	4,081	1,967

· Tax credits of companies abroad in the exploration stage	(5)	(4)	−	−

· Others	354	500	126	509
Income tax and social contribution expense	(5,148)	(6,794)	(1,413)	(2,431)

Deferred income tax and social contribution	(323)	(2,222)	(1,413)	(2,431)
Current income tax and social contribution	(4,825)	(4,572)

	(5,148)	(6,794)	(1,413)	(2,431)

Effective tax rate	18.3%	24.5%	5.7%	10.4%

(*) Includes share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

22.        Employee benefits (Post-employment)

The carrying amounts of employee benefits (post-employment) are set out below:

	Consolidated			Parent Company
	2013	2012	01.01.2012	2013	2012	01.01.2012
Liabilities
Petros Pension Plan	12,515	22,766	12,888	12,025	21,727	12,082
Petros 2 Pension Plan	284	1,117	1,137	211	1,004	1,049
AMS Medical Plan	16,397	17,145	15,408	15,661	16,112	14,347
Other plans	257	298	237
	29,453	41,326	29,670	27,897	38,843	27,478

Current	1,912	1,610	1,427	1,820	1,518	1,341
Non-current	27,541	39,716	28,243	26,077	37,325	26,137
	29,453	41,326	29,670	27,897	38,843	27,478

The current balance relates to an estimate of the payments to be made in the next 12 months.

22.1.   Petros Plan and Petros 2 Plan

The Company’s post-retirement plans are managed by Fundação Petrobras de Seguridade Social (Petros), which was established by Petrobras as a nonprofit legal entity under private law with administrative and financial autonomy.

a)             Petros Plan - Fundação Petrobras de Seguridade Social

The Petros plan was established by Petrobras in July 1970 as a defined-benefit pension plan and currently provides post-retirement benefits for employees of Petrobras and BR Distribuidora, in order to complement government social security benefits. The Petros Plan has been closed to new participants since September 2002.

Petros contracts with an independent actuary to perform an annual actuarial review of its costs using the capitalization method for most benefits. The employers (sponsors) make regular contributions in amounts equal to the contributions of the participants (active employees, assisted employees and retired employees), on a parity basis.

In the event an eventual deficit is determined, participants of the plan and employers (sponsors) shall cover this deficit, pursuant to Brazilian Law (Constitutional Amendment 20/1998 and Complementary Law 109/2001), on the basis of their respective proportions of regular contributions made to the plan during the year in which the deficit arose.

At December 31, 2013, the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008 comprise a balance of R$ 8,232 (R$ 7,943 Parent Company), including R$ 490 (R$ 472 Parent Company) related to interest expense due in 2014. The TCF are due in 20 years, with 6% p.a. semiannual coupon payments based on the updated balance. The carrying amount of R$ 6,972 related to crude oil and oil products pledged as security for the TFC replaced the long-term National Treasury Notes that were previously held as collateral in July 2012.

The employers' expected contributions to the plan for 2014 are R$ 1,068 (R$ 1,016 Parent Company).

The duration of the actuarial liability related to the plan, as of December 31, 2013 is 12.26 years.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Petros Plan 2 - Fundação Petrobras de Seguridade Social

Petros Plan 2 was established in July 2007 by Petrobras and certain subsidiaries as a variable contribution plan recognizing past service costs for contributions for the period from August 2002 to August 29, 2007 (or from the date the employee was hired, for those admitted during this period) in which the Petros Plan was closed and the participants did not have a pension plan. The plan is open to new participants although there will no longer be payments relating to past service costs.

Certain elements of the Petros Plan 2 have defined benefit characteristics, primarily the coverage of disability and death risks and the guarantee of minimum defined benefit and lifetime income. These actuarial commitments are treated as defined benefit components of the plan and are accounted for by applying the projected unit credit method. Contributions paid for actuarial commitments that have defined contribution characteristics are recognized in profit or loss and are intended to constitute a reserve for programmed retirement. The contributions for the portion of the plan with defined contribution characteristics were R$ 721 in 2013 (R$ 583 Parent Company).

The defined benefit portion of the contributions has been suspended from July 1, 2012 to June 30, 2014, as decided by the Deliberative Council of Petros, based on advice from by the actuarial consultants from Fundação Petros. Therefore, the entire contributions are being appropriated in the individual accounts of plan participants.

For 2014 the employers' expected contributions to the defined-benefit portion of the plan are R$ 685 (R$ 598 Parent Company).

The duration of the actuarial liability related to the plan, as of December 31, 2013 is 27.86 years.

22.2.   Other plans

The Company also sponsors other pension and health care plans of certain of its Brazilian and international subsidiaries, including plans with defined benefit characteristics abroad, for subsidiaries in Argentina, Japan and other countries. Most of these plans are funded and their assets are held in trusts, foundations or similar entities governed by local regulations.

22.3.   Pension Plans assets

Pension plans assets follow a long term investment strategy to meet the assessed risk of each different class of asset and provide for diversification, in order to lower portfolio risk. The portfolio must comply with the Brazilian National Monetary Council regulations. Portfolio allocation limits for the period between 2014 and 2018 are: 30% to 60%in fixed-income securities, 30% to 50% in variable-income securities, 3.0% to 8.0% in real estate, 1.5% to 15% in loans to participants, 4% to 10% in structured finance projects and up to 1% in investments abroad.

Fundação Petros establishes investment policies for 5-year periods, annually reviewed. Based on the last investment policy established (2013-2017), Petros determined that an asset liability management model (ALM) be used to solve net cash flow mismatches of the benefit plans, based on liquidity and solvency parameters, simulating a 30-year period.

The pension plan assets by type are set out following:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2013				2012
Type of asset	Quoted prices in active markets	Unquoted prices	Total fair value	%	Total fair value	%
Fixed income	15,283	4,679	19,962	37%	26,138	46%
Corporate bonds	−	1,255	1,255		1,763
Government bonds	15,283	−	15,283		20,434
Other investments	−	3,424	3,424		3,941
Variable income	23,781	814	24,595	47%	22,331	39%
Common and preferred shares	23,781	−	23,781		22,053
Other investments	−	814	814		278
Structured investments	−	3,680	3,680	7%	3,751	7%
Private equity funds	−	3,429	3,429		3,533
Venture capital funds	−	69	69		79
Real estate funds	−	182	182		139
Real estate properties	−	3,251	3,251	6%	2,669	5%
	39,064	12,424	51,488	97%	54,889	97%
Loans to participants			1,774	3%	1,686	3%
			53,262	100%	56,575	100%

At December 31, 2013, the investments include Petrobras’ common and preferred shares in the amount of R$ 535 and R$ 396, respectively, and real estate properties leased by the Company in the amount of R$ 402.

Loans to participants are measured at amortized cost, which is considered to be an appropriate estimate of fair value.

22.4.   Medical Benefits: Health Care Plan - Assistência Multidisciplinar de Saúde (“AMS”)

Petrobras and BR Distribuidora operate a medical benefit plan for employees in Brazil (active and inactive) and their dependents: the AMS health care plan. The plan is managed by the Company based on a self-supporting benefit assumption and includes health prevention and health care programs. The plan is most significantly exposed to the risk of an increase in medical costs due to new technologies and new types of coverage or to a higher level of usage of medical benefits. The Company continuously improves the quality of its technical and administrative processes, as well as the health programs offered to beneficiaries in order to hedge such risks.

The employees make fixed monthly contributions to cover high-risk procedures and variable contributions for a portion of the cost of the other procedures, both based on the contribution tables of the plan, which are determined based on certain parameters, such as salary levels. The plan also includes assistance towards the purchase of certain medicines in registered drugstores throughout Brazil. There are no assets held as collaterals for the health care plan. Benefits are paid and recognized by the Company based on the costs incurred by the participants.

The duration of the actuarial liability related to the plan, as of December 31, 2013 is 20.34 years.

22.5.   Net actuarial liabilities and expenses calculated by independent actuaries and fair value of plans assets

Aggregate information is presented for other plans, whose total assets and liabilities are not material. All plans are unfunded (excess of benefit liabilities over plan assets).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)             Movement in the actuarial liabilities, in the fair value of the assets and in the amounts recognized in the statement of financial position

	2013					2012 (*)
	Pension Plan		Medical Plan	Other plans		Pension Plan		Medical Plan	Other plans
	Petros	Petros 2	A M S		Total	Petros	Petros 2	A M S		Total
Changes in the present value of obligations
Obligations at the beginning of the year	78,773	1,612	17,145	371	97,901	61,837	1,464	15,407	304	79,012
Interest expense:	−	−	−	−	−	−	−	−	−	−
· Term of financial commitment (TFC)	641	−	−	−	641	591	−	−	−	591
· Actuarial	6,610	155	1,586	43	8,394	6,325	167	1,735	14	8,241
Current service cost	1,040	311	415	19	1,785	(17)	382	285	14	664
Employee contributions	392	−	−	−	392	383	54	−	−	437
Benefits paid	(2,492)	(13)	(786)	(21)	(3,312)	(2,282)	(6)	(709)	(19)	(3,016)
Remeasurement: Experience (gains) / losses	3,671	(254)	(4,267)	(4)	(854)	(5,464)	(1,374)	(3,397)	(14)	(10,249)
Remeasurement: (gains) / losses - demographic assumptions	697	(67)	5	(10)	625	1,420	70	688	12	2,190
Remeasurement: (gains) / losses - financial assumptions	(24,198)	(955)	2,299	11	(22,843)	15,988	788	3,060	30	19,866
Others	−	41	−	(55)	(14)	(8)	67	76	30	165
Obligations at the end of the year	65,134	830	16,397	354	82,715	78,773	1,612	17,145	371	97,901
Changes in the fair value of plan assets
Fair value of plan assets at the beginning of the year	56,007	495	−	73	56,575	48,950	326	−	65	49,341
Interest income	5,291	46	−	9	5,346	5,513	49	−	2	5,564
Contributions paid by the sponsor (Company)	551	−	786	56	1,393	502	43	709	9	1,263
Contributions paid by participants	392	−	−	−	392	383	54	−	−	437
Receipts from the Term of financial commitment (TFC)	331	−	−	−	331	321	−	−	−	321
Benefits paid	(2,492)	(13)	(786)	(21)	(3,312)	(2,282)	(6)	(709)	(19)	(3,016)
Remeasurement: Return on plan assets exceeding interest income	(7,461)	18	−	7	(7,436)	2,617	15	−	3	2,635
Others	−	−	−	(27)	(27)	3	14	−	13	30
Fair value of plan assets at the end of the year	52,619	546	−	97	53,262	56,007	495	−	73	56,575
Amounts recognized in the Statement of Financial Position
Present value of obligations	65,134	830	16,397	354	82,715	78,773	1,612	17,145	371	97,901
( -) Fair value of plan assets	(52,619)	(546)	−	(97)	(53,262)	(56,007)	(495)	−	(73)	(56,575)
Net actuarial liability as of December 31,	12,515	284	16,397	257	29,453	22,766	1,117	17,145	298	41,326
Changes in net actuarial liability
Balance as of December 31, 2011						4,260	613	12,960	247	18,080
(+) Adoption of amendments to IAS 19						8,628	524	2,448	(10)	11,590
Balance as of January 1,	22,766	1,117	17,145	298	41,326	12,888	1,137	15,408	237	29,670
(+) Remeasurement effects recognized in other comprehensive income	(12,369)	(1,294)	(1,963)	(10)	(15,636)	9,327	(531)	351	26	9,173
(+) Costs incurred in the period	3,000	461	2,001	53	5,515	1,374	555	2,094	51	4,074
(-) Contributions paid	(551)	−	(786)	(56)	(1,393)	(502)	(43)	(709)	(17)	(1,271)
(-) Payments related to Term of financial commitment (TFC)	(331)	−	−	−	(331)	(321)	−	−	−	(321)
Others	−	−	−	(28)	(28)	−	(1)	1	1	1
Balance as of December 31,	12,515	284	16,397	257	29,453	22,766	1,117	17,145	298	41,326
(*) Amounts restated, as set out in note 2.3.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Components of defined benefit cost

	2013					2012 (*)
	Pension Plan		Medical Plan	Other Plans		Pension Plan		Medical Plan	Other Plans
	Petros	Petros 2	AMS		Total	Petros	Petros 2	AMS		Total
Service cost	1,040	311	415	19	1,785	(17)	382	285	14	664
Interest on net Liabilities (Assets)	1,960	109	1,586	34	3,689	1,403	118	1,735	12	3,268
Others	−	41	−	−	41	(12)	55	74	25	142
Net costs for the year	3,000	461	2,001	53	5,515	1,374	555	2,094	51	4,074

Related to active employees:
Included in the cost of sales	1,284	252	579	7	2,122	424	241	443	8	1,116
Operating expense recognized in profit or loss	764	203	452	41	1,460	236	302	345	43	926
Related to retired employees	952	6	970	5	1,933	714	12	1,306	−	2,032
Net costs for the year	3,000	461	2,001	53	5,515	1,374	555	2,094	51	4,074
(*) Amounts restated, as set out in note 2.3.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

c)             Sensitivity analysis

The effect of a 100 basis points (bps) change in the assumed discount rate and medical cost trend rate is as set out below:

	Consolidated
	Discount rate				Medical cost
	Pension Benefits		Medical Benefits		Medical Benefits
	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps	+ 100 bps	- 100 bps
Pension Obligation	(6,299)	7,628	(1,667)	2,026	2,298	(1,906)
Current Service cost and interest cost	(279)	327	(109)	130	367	(301)

d)            Significant actuarial assumptions

Assumptions	2013	2012
Discount rate	12.88% (1) / 12.97% (2) / 12.90% (3)	9.35% (1) (2) / 9.42% (3)
Salary growth rate	8.03% (1) / 10.21% (2)	7.62% (1) / 9.51% (2)
Medical plans turnover	0.590% p.a (4)	0.700% p.a (4)
Pension plans turnover	Null	Null
Variance assumed in medical and hospital costs	11.62% to 4.09%p.a (5)	11.74% to 4.11%p.a (5)
Mortality table	Basic AT 2000, sex-specific, 20% smoothing coefficient (6)	AT 2000 sex specific. 30% smoothing coefficient - female(6)
Disability table	TASA 1927 (7)	TASA 1927 (7)
Mortality table for disabled participants	Sex-specific Winklevoss, 20% smoothing coefficient (8)	Sex-specific Winklevoss, 20% smoothing coefficient (8)

(1) Petros Plan for Petrobras Group.
(2) Petros 2 Plan.
(3) AMS Plan.
(4) Average turnover according to age and employment time. In 2013, except for BR (1.247%) and Liquigas (8.546%).
(5) Decreasing rate, converging by the end of the next 30 years to the long-term expected inflation.
(6) Except for Petros 2 Plan, for which AT 2000 (80% male + 20% female) 10%-smoothed has been used.
(7) Except for Petros 2 Plan, for which Álvaro Vindas invalidity table has been used.
(8) Except for Petros 2 Plan, for which tables IAPB 1957 (2013), and AT 49 Male (2012) for disabled have been applied.

e)             Expected maturity analysis of pension and medical benefits

	2013
	Pension Plan		Medical Plan
	Petros	Petros 2	AMS	Other Plans	Total
Up to 1 Year	4,018	27	836	8	4,889
1 To 2 Years	3,939	32	856	7	4,834
2 To 3 Years	3,852	34	851	4	4,741
3 To 4 Years	3,747	35	886	4	4,672
Over 4 Years	49,578	702	12,968	331	63,579
Total	65,134	830	16,397	354	82,715

22.6.   Other defined contribution plans

Petrobras, through its subsidiaries in Brazil and abroad, also sponsors defined contribution pension plans for employees. Contributions paid in 2013, in the amount of R$ 7 were recognized in profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.        Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State-Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and by the Ministry of Mines and Energy, and are computed based on the consolidated income before profit sharing and non-controlling interests.

The Company has recognized a profit sharing expenses in the amount of R$ 1,102 (R$ 1, 005 in 2012), pursuant to these regulations, as set out below:

2013
Net income	23,007
Profit sharing	1,102
Net income before profit sharing - calculation basis	24,109
Established percentage	4.5%
Profit sharing	1,085

Profit sharing of companies in Brazil	1,085
Profit sharing of companies abroad	17
1,102

A negotiation between the Company and the unions to determine a new method for determining profit sharing benefits is underway, as established in the 2013 Collective Bargaining Agreement.

24.        Shareholders’ equity

24.1.   Share capital

At December 31, 2013, subscribed and fully paid share capital was R$ 205,411, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2013

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 29, 2013, approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives recognized in 2012, in the amount of R$ 19, (in compliance with article 35, paragraph 1, of Ordinance 2,091/07 of the Ministry for National Integration), without issue of new shares (pursuant to article 169, paragraph 1, of Law 6,404/76) Share capital increased from R$ 205,392 to R$ 205,411

Capital increase with reserves in 2014

A proposal will be made to the Shareholders’ Extraordinary General Meeting, to be held jointly with the Annual General Meeting in 2014 to increase capital through capitalization of a portion of the profit reserve for tax incentives established in 2013, of R$ 21. Share capital will increase from R$ 205,411 to R$ 205,432.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.2.   Additional paid in capital

a)             Incremental costs directly attributable to the issue of new shares

These include any transaction costs directly attributable to the issue of new shares, net of taxes.

b)            Change in interest in subsidiaries

These include any excess of amounts paid/received over the carrying value of the interest acquired/disposed. Changes in ownership interest in subsidiaries that do not result in loss of control of the subsidiary are equity transactions.

24.3.   Profit reserves

a)             Legal reserve

The legal reserve represents 5% of the net income for the year, calculated pursuant to article 193 of the Brazilian Corporation Law.

b)            Statutory reserve

The statutory reserve is appropriated by applying a minimum of 0.5% of the year-end share capital and is retained to fund technology research and development programs. The balance of this reserve may not exceed 5% of the share capital, pursuant to article 55 of the Company’s bylaws.

c)             Tax incentives reserve

Government grants are recognized in profit or loss and are appropriated from retained earnings to the tax incentive reserve in the shareholders’ equity pursuant to article 195-A of Brazilian Corporation Law. This reserve may only be used to offset losses or increasing share capital.

In 2013, government grants of R$ 21 related to investments (using resources provided by income taxes benefits) for the development of the Northeast of Brazil (Superintendências de Desenvolvimento do Nordeste – SUDENE) and the Amazon region (SUDAM) were appropriated from profit or loss.

d)            Profit retention reserve

Profit retention reserve appropriates funds intended for capital expenditures, primarily in oil and gas exploration and development activities, included in the capital budget of the Company, pursuant to article 196 of the Brazilian Corporation Law.

An appropriation of R$ 11,745 to profit retention reserve, to provide partial funding for the Company’s 2014 capital budget, will be proposed and voted at the 2014 Annual General Meeting.

24.4.   Accumulated other comprehensive income

a)             Cumulative translation adjustment

This account comprises all exchange differences arising from the translation of the financial statements of non-Brazilian Real subsidiaries, jointly controlled entities and associates (from the functional currency different than the Parent Company).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Other comprehensive income

This account comprises gains or losses arising from measurement at fair value of available-for-sale financial assets; from cash flow hedges; and from remeasurements of the net pension and medical benefits liability.

24.5.   Dividends

Shareholders are entitled to receive minimum mandatory dividends (and/or interest on capital) of 25% of the adjusted net income for the year proportional to the number of common and preferred shares, pursuant to Brazilian Corporation Law.

Preferred shares have priority in case of capital returns and dividend distribution, which is based on the highest of 3% of the preferred shares’ net book value, or 5% of the preferred share capital.

Dividends for 2013 of R$ 9.301 are to be voted at the 2014 Annual General Meeting and are consistent with the rights granted to preferred shares in the bylaws of the Company and to the minimum mandatory dividend for common shares. Dividends proposed for 2013 represent 41.85% of the adjusted net income in Brazilian Reais (adjusted in accordance with Brazilian Corporation Law), as 3% of the book value of shareholders’ equity regarding preferred shares stake was higher than the minimum mandatory dividend (25% of the adjusted net income for the year).

Basic earnings for dividend calculation:

	2013	2012
Net income for the year (Parent company)	23,408	20,895
Allocation:
Legal reserve	(1,170)	(1,045)
Tax incentive reserve	(21)	(19)
Other reversals/additions:	10	11
Basic profit for determining dividend	22,227	19,842

Proposed dividends, equivalent to 41.85% of the basic profit - R$ 0.5217 per common share and R$ 0.9672 per preferred share, (44.73% in

2012, R$ 0.47 per common and R$ 0.96 per preferred share) as follows:

Interest on capital	9,301	8,876
Dividends	−	−
Total proposed dividends	9,301	8,876

Less:

Interim distributions of interest on capital	−	(2,609)
Updating of interim distribution of interest on capital	−	(113)
Balance of proposed dividends	9,301	6,154

Interest on capital will be indexed based on the SELIC rate from December 31, 2013 to the date of payment, which will be voted at the 2014 Annual General Meeting.

Interest on capital is subject to a withholding income tax rate of 15%, except for shareholders that are declared immune or exempt, pursuant to Law 9,249/95. Interest on capital is a form of dividend distribution, which is deductible for tax purposes in Brazil and is included in the dividend distribution for the year, as established in the Company’s bylaws. The tax credit from the deduction of interest on capital is recognized in profit or loss. An amount of R$ 3,162 was recognized in 2013 (R$ 3,018 in 2012) relating to tax benefits from the deduction of interest on capital. For accounting purposes, shareholders’ equity is reduced in a manner similar to a dividend, pursuant to CVM Deliberation 207/96.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

24.6.   Earnings per share

	Consolidated		Parent Company
	2013	2012	2013	2012
Net income attributable to Shareholders of Petrobras	23,570	21,182	23,408	20,895
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (R$ per share)	1.81	1.62	1.79	1.60

25.        Sales revenues

	Consolidated		Parent Company
	2013	2012	2013	2012
Gross sales	370,652	344,976	299,143	276,935
Sales taxes	(65,762)	(63,597)	(61,738)	(59,589)
Sales revenues (*)	304,890	281,379	237,405	217,346
Domestic market	229,259	196,715	205,644	176,649
Exports	32,767	43,127	31,761	40,697
International sales (**)	42,864	41,537	−	−

(*) See note 30 for a breakdown of sales revenues by business segment
(**) Sales revenues from operations outside of Brazil, other than exports

26.        Other operating expenses, net

	Consolidated		Parent Company
	2013	2012	2013	2012
Unscheduled stoppages and pre-operating expenses	(2,032)	(1,678)	(1,914)	(1,619)
Pension and medical benefits (inactive)	(1,933)	(2,032)	(1,839)	(1,915)
Institutional relations and cultural projects	(1,790)	(1,518)	(1,588)	(1,354)
Inventory write-down to net realizable value (market value)	(1,269)	(1,465)	(382)	(420)
Impairment	(1,238)	(281)	58	(70)
Collective bargaining agreement	(957)	(902)	(856)	(798)
(Losses) / Gains on legal, administrative and arbitration proceedings	(505)	(1,392)	(949)	(1,014)
Expenditures on health, safety and environment	(482)	(568)	(461)	(531)
Gains / (Losses) on disposal / write-off of assets	3,877	(17)	130	(104)
Expenditures/reimbursements from operations in E&P partnerships	522	545	525	472
Government grants	392	755	67	54
Others	561	358	91	54
	(4,854)	(8,195)	(7,118)	(7,245)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.        Expenses by nature

	Consolidated		Parent Company
	2013	2012	2013	2012
Raw material / products for resale	(129,705)	(114,152)	(98,056)	(88,715)
Production taxes	(31,301)	(31,301)	(30,388)	(30,398)
Employee compensation	(27,551)	(23,625)	(22,095)	(18,611)
Depreciation, depletion and amortization	(28,467)	(21,766)	(21,474)	(15,738)
Changes in inventories	3,618	1,297	2,614	2,479
Materials, third-party services, freight, rent and other related costs	(48,893)	(47,133)	(45,113)	(42,589)
Exploration expenditures (includes dry wells and signature bonuses written off)	(4,169)	(5,628)	(4,040)	(5,268)
Other taxes	(1,721)	(760)	(949)	(338)
(Losses) / Gains on legal, administrative and arbitration proceedings	(505)	(1,392)	(949)	(1,014)
Institutional relations and cultural projects	(1,790)	(1,518)	(1,588)	(1,354)
Unscheduled stoppages and pre-operating expenses	(2,032)	(1,678)	(1,914)	(1,619)
Expenditures on health, safety and environment	(482)	(568)	(461)	(531)
Inventory write-down to net realizable value (market value)	(1,269)	(1,465)	(382)	(420)
Impairment	(1,238)	(281)	58	(70)
Gains / (Losses) on disposal / write-off of assets	3,877	(17)	130	(104)
	(271,628)	(249,987)	(224,607)	(204,290)

Cost of sales	(233,726)	(210,472)	(186,742)	(167,882)
Selling expenses	(10,601)	(9,604)	(12,964)	(11,819)
General and administrative expenses	(10,751)	(9,842)	(7,481)	(6,843)
Exploration costs	(6,445)	(7,871)	(6,056)	(7,131)
Research and development expenses	(2,428)	(2,238)	(2,389)	(2,217)
Other taxes	(1,721)	(760)	(949)	(338)
Other operating expenses, net	(4,854)	(8,195)	(7,118)	(7,245)
Profit sharing	(1,102)	(1,005)	(908)	(815)
	(271,628)	(249,987)	(224,607)	(204,290)

28.        Net finance income (expense)

	Consolidated		Parent Company
	2013	2012	2013	2012
Foreign exchange/inflation indexation charges on net debt (*)	(3,648)	(6,585)	(2,128)	(4,164)
Debt interest and charges	(11,878)	(10,067)	(8,062)	(5,882)
Interest income from investments and marketable securities	2,784	3,322	2,453	3,618
Financial result on net debt	(12,742)	(13,330)	(7,737)	(6,428)

Capitalized borrowing costs	8,500	7,430	6,540	5,378
Gains (losses) on derivatives	(408)	(89)	(40)	90
Result from marketable securities	(217)	1,862	699	2,019
Other finance expense and income, net	(732)	834	(723)	748
Other foreign exchange and inflation indexation charges, net	(603)	(430)	(810)	(118)
Finance income (expenses), net	(6,202)	(3,723)	(2,071)	1,689
Income	3,911	7,241	3,778	6,928
Expenses	(5,795)	(3,950)	(2,855)	(957)
Foreign exchange and inflation indexation charges, net	(4,318)	(7,014)	(2,994)	(4,282)

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

29.        Supplementary information on statement of cash flows

	Consolidated		Parent Company
	2013	2012	2013	2012
Amounts paid during the period
Income tax and social contribution paid	2,650	2,170	28	24
Withholding income tax paid for third-parties	3,704	3,905	3,171	3,339

Purchase of property, plant and equipment on credit	458	371	−	−
Finance leases	−	−	1,725	−
Provision (reversal) for decommissioning costs	(1,431)	10,720	(1,958)	10,481

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.        Segment information

Consolidated assets by Business Area - 12.31.2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Current assets	13,826	44,659	9,052	181	5,755	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,111	55,847	2,622	12,238	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,278	4,341	5	5,277	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,080	48,919	520	6,260	18,671	7,757	(173)	533,880
Operation assets	212,914	75,697	39,118	480	4,707	8,882	5,415	(173)	347,040
Under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	324	832	−	687	1,323	760	−	36,121
Total Assets	357,729	215,770	64,899	2,803	17,993	42,454	66,859	(15,540)	752,967

Consolidated assets by Business Area - 12.31.2012

Current assets	13,415	41,610	7,377	239	6,490	7,186	55,956	(14,172)	118,101
Non-current assets	296,049	145,033	50,255	2,311	10,125	30,829	17,333	(1,004)	550,931
Long-term receivables	9,727	9,112	2,991	33	3,785	4,295	9,592	(1,004)	38,531
Investments	164	5,920	2,371	1,757	31	1,915	319	−	12,477
Property, plant and equipment	210,029	129,686	44,108	521	5,585	22,237	6,550	−	418,716
Operation assets	131,714	59,930	37,000	485	4,212	13,925	4,572	−	251,838
Under construction	78,315	69,756	7,108	36	1,373	8,312	1,978	−	166,878
Intangible assets	76,129	315	785	−	724	2,382	872	−	81,207
Total Assets	309,464	186,643	57,632	2,550	16,615	38,015	73,289	(15,176)	669,032

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area - 2013

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	147,281	239,363	30,011	832	89,081	35,062	−	(236,740)	304,890
Intersegments	144,809	82,000	2,558	693	2,126	4,554	−	(236,740)	−
Third parties	2,472	157,363	27,453	139	86,955	30,508	−	−	304,890
Cost of sales	(73,917)	(258,057)	(26,124)	(926)	(80,969)	(29,951)	−	236,218	(233,726)
Gross profit	73,364	(18,694)	3,887	(94)	8,112	5,111	−	(522)	71,164
Expenses	(8,949)	(8,205)	(2,543)	(221)	(5,241)	(1,220)	(10,615)	194	(36,800)
Selling, general and administrative expenses	(957)	(5,990)	(2,360)	(119)	(5,218)	(1,855)	(5,201)	348	(21,352)
Exploration costs	(6,057)	−	−	−	−	(388)	−	−	(6,445)
Research and development expenses	(1,110)	(525)	(123)	(36)	(4)	(6)	(624)	−	(2,428)
Other taxes	(538)	(360)	(174)	(2)	(40)	(297)	(310)	−	(1,721)
Other operating expenses, net	(287)	(1,330)	114	(64)	21	1,326	(4,480)	(154)	(4,854)
Income before financial results, profit sharing and income taxes	64,415	(26,899)	1,344	(315)	2,871	3,891	(10,615)	(328)	34,364
Financial income (expenses), net	−	−	−	−	−	−	(6,202)	−	(6,202)
Share of profit of equity-accounted investments	4	159	532	(44)	4	366	74	−	1,095
Profit sharing	(381)	(284)	(48)	(2)	(85)	(31)	(271)	−	(1,102)
Net Income before income taxes	64,038	(27,024)	1,828	(361)	2,790	4,226	(17,014)	(328)	28,155
Income tax and social contribution	(21,772)	9,242	(441)	107	(947)	(451)	9,001	113	(5,148)
Net income (loss)	42,266	(17,782)	1,387	(254)	1,843	3,775	(8,013)	(215)	23,007
Net income attributable to:
Shareholders of Petrobras	42,213	(17,764)	1,256	(254)	1,843	3,648	(7,157)	(215)	23,570
Non-controlling interests	53	(18)	131	−	−	127	(856)	−	(563)
	42,266	(17,782)	1,387	(254)	1,843	3,775	(8,013)	(215)	23,007

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income per Business Area – 2012

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total
Sales revenues	145,573	227,643	23,209	895	79,601	34,985	−	(230,527)	281,379
Intersegments	143,873	74,166	2,503	719	1,724	7,542	−	(230,527)	−
Third parties	1,700	153,477	20,706	176	77,877	27,443	−	−	281,379
Cost of sales	(65,651)	(253,895)	(19,010)	(945)	(72,316)	(27,499)	−	228,844	(210,472)
Gross profit	79,922	(26,252)	4,199	(50)	7,285	7,486	−	(1,683)	70,907
Expenses	(10,708)	(7,916)	(2,108)	(200)	(4,489)	(3,746)	(9,641)	298	(38,510)
Selling, general and administrative expenses	(963)	(5,935)	(1,896)	(125)	(4,373)	(1,805)	(4,647)	298	(19,446)
Exploration costs	(7,114)	−	−	−	−	(757)	−	−	(7,871)
Research and development expenses	(1,057)	(444)	(74)	(67)	(5)	(1)	(590)	−	(2,238)
Other taxes	(103)	(128)	(116)	(2)	(24)	(219)	(168)	−	(760)
Other operating expenses, net	(1,471)	(1,409)	(22)	(6)	(87)	(964)	(4,236)	−	(8,195)
Income before financial results, profit sharing and income taxes	69,214	(34,168)	2,091	(250)	2,796	3,740	(9,641)	(1,385)	32,397
Financial income (expenses), net	−	−	−	−	−	−	(3,723)	−	(3,723)
Share of profit of equity-accounted investments	(3)	(205)	378	(52)	2	(31)	(5)	−	84
Profit sharing	(342)	(267)	(38)	(2)	(83)	(29)	(244)	−	(1,005)
Net Income before income taxes	68,869	(34,640)	2,431	(304)	2,715	3,680	(13,613)	(1,385)	27,753
Income tax and social contribution	(23,417)	11,709	(698)	86	(922)	(2,244)	8,222	470	(6,794)
Net income (loss)	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959
Net income attributable to:
Shareholders of Petrobras	45,446	(22,931)	1,638	(218)	1,793	1,305	(4,936)	(915)	21,182
Non-controlling interests	6	−	95	−	−	131	(455)	−	(223)
	45,452	(22,931)	1,733	(218)	1,793	1,436	(5,391)	(915)	20,959

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement per International Business Area

Income statement	2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	8,791	18,648	1,193	11,274	17	(4,861)	35,062
Intersegments	5,055	4,254	79	15	12	(4,861)	4,554
Third parties	3,736	14,394	1,114	11,259	5	−	30,508

Income before financial results, profit sharing and income taxes	4,231	(55)	144	229	(655)	(3)	3,891
Net income attributable to shareholders of Petrobras	3,425	(34)	150	200	(90)	(3)	3,648

Income statement	2012
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Sales revenues	10,468	17,533	1,175	10,133	−	(4,324)	34,985
Intersegments	7,472	4,290	73	31	−	(4,324)	7,542
Third parties	2,996	13,243	1,102	10,102	−	−	27,443
Income before financial results, profit sharing and income taxes	4,702	(831)	262	141	(567)	33	3,740
Net income attributable to shareholders of Petrobras	2,509	(816)	243	132	(796)	33	1,305

Total assets	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
As of 12.31.2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454
As of 12.31.2012	30,817	4,913	1,551	2,217	2,958	(4,441)	38,015

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.        Provisions for legal proceedings, contingent liabilities and contingent assets

Legal proceedings provided for, contingent liabilities and judicial deposits are set out following.

31.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings in the amounts set out below:

	Consolidated		Parent Company
Non-current liabilities	2013	2012	2013	2012
Labor claims	1,332	687	1,164	542
Tax claims	221	696	71	20
Civil claims	1,276	1,050	1,032	857
Environmental claims	62	128	13	85
Other claims	27	24	−	−
	2,918	2,585	2,280	1,504

	Consolidated		Parent Company
	2013	2012	2013	2012
Opening balance	2,585	2,041	1,504	1,015
Additions, net (*)	841	1,256	1,159	880
Payments made	(542)	(859)	(455)	(590)
Accruals and charges	166	199	148	199
Others	(132)	(52)	(76)	−
Closing balance	2,918	2,585	2,280	1,504

(*) Includes reversal of tax claims provisions due to the adherence to REFIS, as set out in note 31.5.

31.2.   Judicial deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated		Parent Company
Non-current assets	2013	2012	2013	2012
Labor	2,067	1,775	1,825	1,611
Tax	2,348	2,283	1,686	1,708
Civil	1,240	1,302	1,120	1,215
Environmental	195	142	195	142
Others	16	8	−	−
	5,866	5,510	4,826	4,676

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.3.   Consolidated contingent liabilities for legal proceedings (not provided for)

Nature	Estimate
Tax	71,203
Civil - General	5,847
Labor	5,628
Civil - Environmental	2,924
Others	5
85,607

A brief description of the nature of the main contingent liabilities (tax civil and environmental), for which the expectation of loss is considered as possible are set out in the following tables. Labor claims include a large number of individual claims and, therefore, are not presented.

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,596
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007, 2008 and 2009 not included in Petrobras' calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,732
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	1,842
4)Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platforms' affreightment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	13,519
5) Non-payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	3,638

6) Non-payment of CIDE in the period from March 2002 until October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: This claim is in judicial stage, in which the Company is taking legal actions to ensure its rights.	1,515
7) Non-payment of tax on financial operations (IOF) over intercompany loans with PifCo, Brasoil and BOC, in 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	5,709
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,034
9) Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	4,246
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
10)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	3,855
Plaintiff: State Finance Department of Rio de Janeiro
11) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	3,200
12) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,808
Plaintiff: State Finance Department of São Paulo
13) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	4,500
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

14) Failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,163
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
15) Use of ICMS tax credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	959
16) Other tax proceedings	10,887
Total for tax proceedings	71,203

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Dispute on differences in the payment of special participation charge in fields of the Campos Basin. In addition, the plaintiff is claiming fines for alleged non-compliance with minimum exploratory programs. Administrative proceedings are in course in connection with alleged irregularities in the platforms' measurement system.

Current status: This claim involves proceedings in different administrative and/or judicial stages, in which the Company is taking legal actions to ensure its rights.	2,934
2) Other civil proceedings	2,913
Total for civil proceedings	5,847

c)             Environmental Proceedings – General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current Situation: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	1,790
2) Other environmental proceedings	1,134
Total for environmental proceedings	2,924

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.4.   Contingent assets

31.4.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained  a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245 million.

31.4.2.  Recovery of PIS and COFINS

Petrobras and its subsidiaries filed a civil lawsuit against the Federal Government claiming to recover, through offsetting, amounts paid as taxes on financial income and foreign exchange variation gains (PIS) in the period between February 1999 and November 2002 and COFINS between February 1999 and January 2004 claiming that paragraph 1 of article 3 of Law 9,718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court declared such paragraph as unconstitutional.

On November 18, 2010, the Superior Court of Justice upheld the claim filed by Petrobras in 2006 to recover the COFINS for the period from January 2003 to January 2004. Petrobras then recognized the amount of R$ 497 (R$349 in the Parent Company) as recoverable taxes in its non-current assets.

At December 31, 2013, the Company had R$ 2,285 (R$ 2,202 in the Parent Company) related to this lawsuit that is not yet recognized in the financial statements due to the lack of a final favorable decision.

31.5.   Tax settlement program (REFIS)

In December 2013, the Company decided to adhere to the federal tax settlement program (Programa de Recuperação Fiscal – REFIS), introduced by Federal Laws No. 11,941/09 and No. 12,249/2010, whose deadlines were extended pursuant to Federal Law No. 12,865/2013.

REFIS includes tax debts and tax claims related to CIDE (taxation on fuel), II (import tax), IPI (tax on industrial production), IOF (tax on financial operations), IRRF (withholding income tax), as well as COFINS (tax on revenues). By deciding to adhere the program, the Company disbursed R$ 1,297 related to tax expenses, along with the use of judicial deposits of R$ 39, totaling R$1,336.

The adherence to REFIS resulted in savings of R$ 983 from penalties and interest reductions pursuant to regulations. Amounts recognized in profit or loss, including reversals of provisions related to tax claims are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

2013
Taxes	(675)
Finance income (expenses), net	(661)
(1,336)
Other operating income (expenses), net (*)	772
Income taxes	178
(386)
(*) Reversal of provision for tax claims

The Company has complied with all legal requirements necessary to adhere to the REFIS and is now awaiting approval from the Brazilian Internal Revenue Service (Receita Federal do Brasil) and the Office of the Attorney-General of the National Treasury (Procuradoria Geral da Fazenda Nacional - PGFN) regarding payments made in connection with the Company’s adherence to the REFIS in order to settle such tax proceedings.

32.        Natural Gas Purchase Commitments

Petrobras has entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase 201.9 billion m3 of natural gas during the term of the agreement and to purchase a minimum annual volume commitment at a price calculated based on a formula comprising the price of fuel oil. The agreement is valid until 2019, renewable until the total volume commitment has been consumed.

At December 31, 2013, the minimum purchase commitment from 2014 to 2020 is approximately 52.7 billion m3 of natural gas, equivalent to 24.06 million m3 per day, which corresponds to an estimated amount of US$ 15.17 billion.

33.        Collateral in connection with concession agreements for petroleum exploration

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 7,983, of which R$ 7,235 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to R$ 4,552 and bank guarantees in the amount of R$ 2,683.

34.        Risk management and derivative instruments

The Company is exposed to a variety of risks arising from its operations: market risk (including price risk related to crude oil and oil products), foreign exchange risk, interest rate risk, credit risk and liquidity risk.

34.1.   Risk management

Petrobras’ officers are responsible for performing risk management based on a corporate policy. The objective of the overall risk management policy of the Company, which considers all positions held and their respective risks in the analysis and decisions made, is to achieve an appropriate balance between growth, increased return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates, so that, through effective allocation of its physical, financial and human resources it may achieve its strategic goals.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

34.2.   Market risk

34.2.1.  Risk management of price risk (related to crude oil and oil products)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs.

Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

a)             Notional amount, fair value and guarantees of crude oil and oil products derivatives

	Consolidated
	Notional value (in thousands of bbl)*		Fair Value **		Maturity
Statement of Financial Position	2013	2012	2013	2012

Futures contracts	10,224	(3,380)	(48)	(36)	2014
Purchase commitments	52,267	16,500	−	−
Sale commitments	(42,043)	(19,880)	−	−

Options contracts	−	(2,050)	−	(3)	2014
Call	−	(1,080)	−	(2)
Long position	2,200	3,204	−	−
Short position	(2,200)	(4,284)	−	−

Put	−	(970)	−	(1)
Long position	1,869	2,029
Short position	(1,869)	(2,999)

Total recognized in other current assets and liabilities			(48)	(39)

* Negative notional values (in bbl) represent short positions.
** Negative fair values were recorded in liabilities and positive fair values in assets.

	Consolidated
Finance income	2013	2012
Gain / (Loss) recognized in profit or loss for the period	(250)	(192)

	Consolidated
Guarantees given as collateral	2013	2012
Generally consist of deposits	335	211

b)            Sensitivity analysis of crude oil and oil products derivatives

The probable scenario is the fair value at December 31, 2013. The stressed scenarios consider price changes of 25% and 50% on the risk variable, respectively, comparatively to December 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
Crude Oil and Oil Products	Risk	Probable Scenario at 12.31.2013	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Crude oil	Derivative (WTI prices decrease)	(54)	(438)	(814)
	Inventories (WTI prices increase)	38	414	789
		(16)	(24)	(25)
Diesel	Derivative (Diesel prices decrease)	16	(77)	(168)
	Inventories (Diesel prices increase)	(18)	73	165
		(2)	(4)	(3)
Gasoline	Derivative (Gasoline prices increase)	(2)	(23)	(43)
	Inventories (Gasoline prices decrease)	8	26	44
		6	3	1
Fuel Oil	Derivative (Fuel Oil prices increase)	(2)	(116)	(228)
	Inventories (Fuel Oil prices decrease)	7	119	231
		5	3	3
Propane	Derivative (Propane prices increase)	(5)	(65)	(125)
	Inventories (Propane prices decrease)	2	62	121
		(3)	(3)	(4)

c)             Embedded derivatives - sale of ethanol

On March 8, 2013 the Company entered into an agreement to amend the ethanol sale contract, modifying prices and quantities. The selling price of each future ethanol shipment will be based on the price of ethanol in the Brazilian market (ESALQ) plus a spread. The amended agreement therefore no longer has a derivative instrument measured as an embedded derivative.

The notional value, fair value and the sensitivity analysis of the swap are presented below:

		Fair value		Sensitivity analysis at 12.31.2013
Forward contract	Notional value (in thousands of m³)	2013	2012	Risk	Probable Scenario	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)

Long position (maturity in 2015)			74	Decrease in spread Naphtha X Ethanol

Finance income	2013	2012
Gain / (Loss) recognized in profit or loss for the period	(73)	22

34.2.2.  Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange risk in an integrated manner, considering an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. The Company chooses the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency for short-term risk management.

The risk management strategy of the Company may involve the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange exposure.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

a)             Hedge Accounting

i) Cash Flow Hedge involving the Company’s future exports

Effective mid-May 2013, the Company formally documented and designated hedging relationships to account for the effects of the existing natural hedge between a portion of its obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk. The foreign currency rates risk is related to the spot rates and the hedged future exports are those considered highly probable.

Individual hedging relationships were designated, in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, for which a portion of the Company’s long-term debt in U.S. dollars is the hedging instrument. The hedging instruments (long-term debt) have different maturities, with an average of approximately 7.1 years.

The principal amounts and the carrying amount of the hedging instruments as of December 31, 2013, along with the foreign currency losses recognized in other comprehensive income (shareholders’ equity) are set out below:

Hedging Instrument	Hedged Transactions	Nature of the risk	Maturity Date	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on 12.31.2013

Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	January 2014 to November 2020	40,742	95,443

Changes in the Principal Amount	US$ million
Amounts designated in May 2013	43,859
New hedging instruments designated	3,062
Exports affecting profit or loss	(2,904)
Principal repayments / amortization	(3,274)
Amounts designated as of December 31, 2013	40,742

	Consolidated
Finance income and shareholders' equity	2013	2012
Gain / (Loss) recognized in profit or loss for the period	(692)	−
Gain / (Loss) recognized in other comprehensive income - shareholders' equity	(12,691)	−

A schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income in the shareholders’ equity as of December 31, 2013 is set out below:

							Consolidated
								2013
Period	2014	2015	2016	2017	2018	2019	2020	Total
Expected reclassification	(1,757)	(1,825)	(2,208)	(2,358)	(2,005)	(1,786)	(752)	(12,691)

ii) Cash flow hedges involving swap contracts - Yen X Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen. The Company does not intend to settle these contracts before the maturity. The relationship between the derivative and the loan qualify as cash flow hedge and hedge accounting is applied.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Notional value, fair value and guarantees of derivative financial instruments

	Consolidated
	Notional value (in millions)		Fair value
Statement of financial position	2013	2012	2013	2012
Cross Currency Swap (Maturity in 2016)			26	156
Long position (JPY) - 2.15% p.a.	JPY 35,000	JPY 35,000	826	887
Short position (USD) - 5.69% p.a.	USD 298	USD 298	(800)	(731)
U.S. dollar forward			(2)	1
U.S. dollar forward (short position)	USD 17	USD 1,077	(2)	1
Total recognized in other current assets and liabilities			24	157

	Consolidated
Finance income and shareholders' equity	2013	2012
Gain / (Loss) recognized in profit or loss for the period	(85)	82
Gain / (Loss) recognized in other comprehensive income - shareholders' equity	20	14

Margin is not required for the operations the Company has entered into, related to foreign currency derivatives.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

The Company has assets and liabilities subject to foreign exchange risk. The main exposure involves the Brazilian Real, relative to the U.S. dollar. Foreign exchange risk arises on financial instruments that are denominated in a currency other than the Brazilian Real. Assets and liabilities of foreign subsidiaries, denominated in a currency other than the Brazilian Real are not included in the sensitivity analysis set out below when transacted in a currency equivalent to their respective functional currencies.

The probable scenario, computed based on external data, as well as the stressed scenarios (a 25% and a 50% change in the foreign exchange rates) are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Consolidated
Financial Instruments	Exposure at 2013	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	6,128		98	1,532	3,064
Liabilities	(118,900)	Dollar	(1,898)	(29,725)	(59,450)
Cash flow hedge on exports	95,443		1,524	23,861	47,722
Forward Derivative (net Short Position)	(40)		(1)	(10)	(20)
	(17,369)		(277)	(4,342)	(8,684)

Liabilities	(1,972)	Yen	(18)	(493)	(986)
Cross-currency Swap	781		8	275	826
	(1,191)		(10)	(218)	(160)

Assets	7,697		(264)	1,924	3,848
Liabilities	(21,762)	Euro	747	(5,441)	(10,881)
	(14,065)		483	(3,517)	(7,033)

Assets	2,167	Pound	(57)	542	1,083
Liabilities	(6,235)	Sterling	163	(1,559)	(3,117)
	(4,068)		106	(1,017)	(2,034)

Assets	861		(32)	215	430
Liabilities	(1,712)	Peso	63	(428)	(856)
	(851)		31	(213)	(426)
	(37,544)		333	(9,307)	(18,337)

(*) The probable scenario was computed based on the following changes for December, 31, 2013: Real x Dollar – a 1.60% depreciation of the Real relative the Dollar / Yen x Dollar – a 0.91% appreciation of the Yen / Dollar x Euro: a 3.43% depreciation of the Euro / Dollar x Pound Sterling: a 2.61% depreciation of the Pound Sterling / Dollar x Peso: a 3.83% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

34.2.3.  Interest rate risk management

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain companies of the Petrobras group.

a)             Main transactions and future commitments hedged by interest rate derivatives

Swap contracts

Floating-to-fixed swap (LIBOR USD) vs. Fixed rate (USD)

The Company has an interest rate swap, in order to exchange a floating interest rate for a fixed rate, aiming at eliminating the mismatch between the cash flows of assets and liabilities from investment projects. The Company does not intend to settle the operation before the maturity date, and therefore, adopted hedge accounting for the relationship between the finance debt and the derivative.

Other positions held are set out in the table below.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Notional value, fair value, guarantees and sensitivity analysis for interest rate derivatives

	Consolidated
	Notional value (in millions)		Fair value
Statement of financial position	12.31.2013	12.31.2012	12.31.2013	12.31.2012
Swaps (maturity in 2020)
Short position	USD 440	USD 460	(47)	(85)

Swaps (maturity in 2015)			(1)	(2)
Long position – Euribor	EUR 10	EUR 15	−	1
Short position – 4.19% Fixed rate	EUR 10	EUR 15	(1)	(3)

Total recognized in other assets and liabilities			(48)	(87)

	Consolidated
Finance income and shareholders' equity	2013	2012
Gain / (Loss) recognized in profit or loss for the period	−	(1)
Gain / (Loss) recognized in other comprehensive income - shareholders' equity	48	(18)

		Consolidated
Interest rate derivatives	Risk	Probable Scenario (*)	Stressed Scenario (∆ de 25%)	Stressed Scenario (∆ de 50%)

Hedge (Derivative - Swap)	LIBOR decline	10	(1)	(2)
Debt	LIBOR increase	(10)	1	2
(*) The probable scenario was obtained based on LIBOR futures.

Margin is not required for the operations the Company has entered into, related to interest rate derivatives.

34.3.   Capital management

The Company’s objectives when making its financial decisions is to achieve an adequate capital management and indebtedness level in order to safeguard its ability to continue as a going concern and to fund its Business and Management Plan (BMP), adding value to its shareholders.

The planned investments will be mainly financed by funds generated internally, debt issuance in the international capital markets, loan agreements with commercial banks, cash provided by asset disposals (divesting), among other sources, assuming that no new shares will be issued.

Petrobras has determined the upper limits of 2.5 times net debt to adjusted EBITDA ratio and 35% financial leverage ratio (net debt to net total capitalization) in order to maintain a strong financial situation and considering oil product prices in Brazil converging to international prices.

Net debt is calculated as total debt (short-term and long-term) less cash, cash equivalents and government bonds with maturities higher than 90 days. Adjusted EBITDA is calculated by adding back net finance income (expenses), income taxes, depreciation/amortization, share of profit of equity-accounted investments and impairment charges to net income. Net total capitalization is calculated by adding net debt to shareholders’ equity. These measures are not defined by the International Financial Reporting Standards - IFRS (non-GAAP measures)  and should neither be considered in isolation or as substitutes for profit, indebtedness and cash flow provided by operating activities as defined by the IFRS, nor be compared to those measures of other companies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	2013	2012
Total debt (current and non-current)	267,820	196,314
Cash and cash equivalents	37,172	27,628
Government securities (maturity of more than 90 days)	9,085	20,869
Net debt	221,563	147,817
Net debt/(net debt+shareholders' equity)	39%	31%
Adjusted EBITDA	62,967	53,439
Net debt/Adjusted EBITDA ratio	3.52	2.77

Undertaking capital expenditures in the oil and gas industry is financial-capital intensive and involves long-term maturity. Thus the Company’s ratios may temporarily exceed the established upper-limits during periods in which there is no cash flow from operations of ongoing capital expenditures.

34.4.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras is a portion of its financial risk management, which is performed by the Company’s officers, under a corporate policy of risk management.

The credit risk management policy is part of the Company’s global risk management policy and aims at reconciling the need for minimizing exposure to credit risk and maximizing the result of commercial and financial transactions, through an efficient credit analysis process and efficient credit granting and management processes.

The Company manages credit risk by applying quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The Company’s commercial credit portfolio is much diversified and the credits granted are divided between clients from the domestic market and from foreign markets.

Credit granted to financial institutions is spread among the major international banks rated by the international rating agencies as Investment Grade and highly-rated Brazilian banks.

34.4.1.  Credit quality of financial assets

a)             Trade and other receivables

Most of the company's customers have no credit agency ratings. Thus, credit commissions assess creditworthiness and define credit limits, which are regularly monitored, based on the client’s main activity, commercial relationship and credit history with Petrobras, solvency, financial situation and external market assessment of the customer.

Allowances for impairment of trade and other receivables have been recognized in an amount considered adequate by management to cover losses on these assets.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)            Other financial assets

Credit quality of cash and cash equivalents, as well as marketable securities is based on external credit ratings provided by Standard & Poors, Moody’s and Fitch. The credit quality of those financial assets, that are neither past due nor impaired, are set out below:

		Consolidado
Cash and cash equivalents	2013	2012
AAA	54	125
AA	16	10
A	11,617	3,968
BBB	146	156
AAA.br	23,253	21,569
AA.br	1,082	−
Other ratings	1,004	1,800
	37,172	27,628

		Consolidado
Marketable securities	2013	2012
AAA.br	9,321	21,225
Other ratings	87	450
	9,408	21,675

34.5.   Liquidity risk

The Company's liquidity risk is represented by the possibility of a shortage of funds, cash or another financial asset in order to settle its obligations on the established dates.

Liquidity risk management by the Company involves several policies, such as: Centralized cash management, in order to optimize the level of cash and cash equivalents held and reduce working capital needs; a robust minimum cash level to ensure that the need of cash for investments and short-term obligations is met, even in adverse market conditions; the use of several funding sources in the domestic and international markets, increasing the number of investors of the Company and development a strong presence in the international capital markets; along with the search for new funding sources, including new markets and financial products.

A maturity analysis of the long-term debt, including face value and interest payments is set out in the following table:

Maturity	Consolidated
2014	28,775
2015	30,448
2016	36,480
2017	29,396
2018	39,282
2019	43,467
2020 and thereafter	155,665
Balance at December 31, 2013	363,513
Balance at December 31, 2012	278,056

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

34.6.   Financial investments (derivative financial instruments)

Operations with derivatives are, both in the domestic and foreign markets, earmarked exclusively for the exchange of indices of the assets that comprise the portfolios, and their purpose is to provide flexibility to the managers in their quest for efficiency in the management of short-term financial assets.

The market values of the derivatives held in the exclusive investment funds at December 31, 2013 are set out below:

Contract	Quantity (in thousand)	Notional value	Fair value	Maturity

Future DI (Interbank Deposit)			−	2014 to 2016
Long position	4,821	437	−
Short position	(35,658)	(3,117)	−
DDI (Foreign Exchange Coupon) forward			−	2014
Long position	413	49	−
Short position	(73)	(9)	−

35.        Fair value of financial assets and liabilities

Fair values are determined based on market prices, when available, or, in the absence thereof, on the present value of expected future cash flows. The fair values of cash and cash equivalents, trade accounts receivable, short term debt and trade accounts payable are the same as their carrying values. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

The hierarchy of the fair values of the financial assets and liabilities, recorded on a recurring basis, is set out below:

-       Level 1: inputs are the most reliable evidence of fair value: quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

-       Level 2: inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-       Level 3: inputs are unobservable inputs for the asset or liability.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded

Assets
Marketable securities	9,124	−	−	9,124
Foreign currency derivatives	−	24	−	24
Balance at December 31, 2013	9,124	24	−	9,148
Balance at December 31, 2012	21,381	156	74	21,611

Liabilities
Commodity derivatives	(48)	−	−	(48)
Interest derivatives	−	(48)	−	(48)
Balance at December 31, 2013	(48)	(48)	−	(96)
Balance at December 31, 2012	(126)	−	−	(126)

The estimated fair value for the Company’s long term debt as of December 31, 2013, computed based on the prevailing market rates for operations that have similar nature, maturity and risk to the contracts recognized, is set out in note 17.

36.        Insurance

The Company’s insurance policies involve acquiring insurance to cover assets that might lead to material negative impacts in the shareholders’ equity (in the case of an eventual damage), as well as risks subject to legal or contractual mandatory insurance. The remaining risks are subject to self-insurance and Petrobras intentionally assumes the entire risk by abstaining from contracting insurance. The Company assumes a significant portion of its risk, by including franchises that may reach an amount equivalent to US$ 80 million in its insurance policies.

The risk assumptions adopted are not part of the audit scope of the financial statements audit and therefore were not examined by independent auditors.

The main information concerning the insurance coverage outstanding at December 31, 2013 is set out below:

		Amount insured
Assets	Types of coverage	Consolidated	Parent company
Facilities, equipment inventory and products inventory	Fire, operational risks and engineering risks	422,467	261,361
Tankers and auxiliary vessels	Hulls	7,118	−
Fixed platforms, floating production systems and offshore drilling units	Oil risks	77,393	20,983
Total		506,978	282,344

Petrobras does not have loss of earnings insurance or insurance related to well control, automobiles and pipeline networks in Brazil.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of reais, unless otherwise indicated)

37.        Subsequent events

a)             Pricing of Global Notes

On January 14, 2014, Petróleo Brasileiro – S.A. through Petrobras Global Finance B.V. (PGF), its wholly-owned indirect subsidiary, issued 4, 7 and 11-year Global Notes denominated in Euros (€) and 20-year Global Notes denominated in Pounds Sterling (£), as set out below:

Currency	Amount	Maturity	Coupon*
Euro	€ 1,500 million	Jan/2018	2.75% p.a.
Euro	€ 750 million	Jan/2021	3.75% p.a.
Euro	€ 800 million	Jan/2025	4.75% p.a.
Pounds Sterling	£ 600 million	Jan/2034	6.625% p.a.
(*) Coupon payments begin in 2015.

The Global Notes are unsecured and unsubordinated obligations of PGF B.V., unconditionally and irrevocably guaranteed by Petrobras.

a)             China Development Bank Corporation

On January 29, 2014, Petrobras, through its indirect subsidiary Petrobras Global Trading BV (PGT BV), signed a credit line agreement of US$ 3 billion in the banking market.

On February 14, 2014 Petrobras, through PGT BV, signed two credit line agreements of US$ 1 billion in the banking market.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information

(Expressed in millions of reais, unless otherwise indicated)

Social Balance

	Consolidated
1 - Calculation basis	2013			2012
Consolidated sales revenues (SR)			304,890			281,379
Consolidated net income before profit sharing and taxes (OI)			29,257			28,758
Consolidated gross payroll (GP)			27,025			23,686

		% of			% of
2 - Internal Social Indicators	Amount	GP	SR	Amount	GP	SR
Meal and food	1,063	3.93%	0.35%	890	3.76%	0.32%
Compulsory payroll charges	5,366	19.85%	1.76%	4,449	18.78%	1.58%
Pension	1,674	6.20%	0.55%	1,547	6.53%	0.55%
Health Care	1,266	4.68%	0.42%	1,137	4.80%	0.40%
Health and Safety	221	0.82%	0.07%	201	0.85%	0.07%
Education	215	0.80%	0.07%	175	0.74%	0.06%
Culture	20	0.07%	0.01%	10	0.04%	0.00%
Professional training and development	423	1.57%	0.14%	501	2.12%	0.18%
Day-care assistance	39	0.14%	0.01%	99	0.42%	0.04%
Profit sharing	1,102	4.08%	0.36%	1,005	4.24%	0.36%
Other	90	0.33%	0.03%	82	0.35%	0.03%
Total - Internal social indicators	11,479	42.51%	3.75%	10,096	42.62%	3.58%

		% of			% of
3 - External Social Indicators	Amount	OI	SR	Amount	OI	SR
Income and Work Opportunities Generated	230	0.79%	0.08%	51	0.18%	0.02%
Education for Professional Skills	62	0.21%	0.02%	61	0.21%	0.02%
Rights of Children and Adolescents Guarantee (I)	74	0.25%	0.02%	60	0.21%	0.02%
Culture	203	0.69%	0.07%	189	0.66%	0.07%
Sport	57	0.19%	0.02%	61	0.21%	0.02%
Other	25	0.09%	0.01%	29	0.10%	0.01%
Total contributions for the community	651	2.23%	0.21%	451	1.57%	0.16%
Taxes (excluding payroll charges)	101,507	346.95%	33.29%	96,646	336.07%	34.35%
Total - External social indicators	102,158	349.17%	33.72%	97,097	337.63%	34.67%

		% of			% of
4 - Environmental Indicators	Amount	OI	SR	Amount	OI	SR
Investments related to the Company’s production/operation (i)	3,219	11.00%	1.06%	2,827	9.83%	1.00%
Investments in external programs and/or projects	104	0.36%	0.03%	101	0.35%	0.04%
Total environmental investments	3,323	11.36%	1.09%	2,928	10.18%	1.04%
With respect to establishing “annual goals” for minimizing wastage, input general consumption in production/operation and for increasing efficiency in the use of natural resources, the Company:	( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%			( ) does not have goals ( ) attains from 51% to 75% ( ) attains from 0 to 50% (x) attains from 76 to 100%

Petróleo Brasileiro S.A. – Petrobras

Supplementary information

(Expressed in millions of reais, unless otherwise indicated)

Social Balance (continuation)

	Consolidated
5 - Indicators for the staff	2013			2012
Nº of employees at the end of the period			86,108			85,065
Nº of hirings during the period (II)			2,166			4,017
Nº of contracted employees (outsourcing)			360,180			360,372
Nº of student trainees			1,816			1,887
Nº of employees older than 45			37,858			37,374
Nº of women that work in the Company			14,377			14,536
% of leadership positions held by women			15.4%			15.0%
Nº of Negroes that work in the Company (III)			20,908			20,158
% of leadership positions held by Negroes (IV)			25.2%			25.0%
Nº of handicapped workers (V)			1,127			1,120

6 - Significant information with respect to the exercise of corporate citizenship	2013			Goals 2014
Ratio between the Company’s highest and lowest compensation (VI)			30.8			30.8
Total number of work accidents			5,465			6,111
The social and environmental projects developed by the Company were defined by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
The health and safety standards in the work environment were defined by:	(X) directors and managers	( ) all the employees	( ) everyone + Cipa	(X) directors and managers	( ) all the employees	( ) everyone + Cipa
With respect to union freedom, the right to collective bargaining and internal representation of the employees, the Company:	( ) is not involved	( ) follows ILO standards	(X) encourages and follows ILO	( ) will not be involved	( ) will follow ILO standards	(X) will encourage and follow ILO
The pension benefits include:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
Profit-sharing includes:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and standards of social and environmental responsibility adopted by the Company:	( ) are not considered	( ) are suggested	(X) are required	( ) will not be considered	( ) will be suggested	(X) will be required
With respect to the participation of employees in voluntary work programs, the Company:	( ) is not involved	( ) gives support	(X) organizes and encourages	( ) will not be involved	( ) will give support	(X) will organize and encourage
Total number of complaints and criticisms from consumers: (VII)	in the Company 8,197	in Procon 10	in court 28	in the Company 6,500	in Procon 2	in court 3
% of claims and criticisms attended or resolved: (VII)	in the Company 99%	in Procon 10%	in court 25%	in the Company 99.1%	in Procon 50%	in court 33.3%
Total value added to distribute (Consolidated) - value	In 2013:		193,121	In 2012:		181,789
Distribution of added value	55% government 14% employees 5% shareholders 19% third parties 7% retained			58% government 14% employees 5% shareholders 16% third parties 7% retained

7 - Other information

I. It includes R$ 4.3 transferred to the Fund for Infancy and Adolescence (FIA).

II. Information for the Petrobras Group in Brazil, related to hiring through public selection processes.

III. Information related to the employees of the Parent Company, Petrobras Distribuidora, Transpetro and Liquigás who declared to be Negroes.

IV. Of the total leadership positions in the Parent Company held by employees who informed their color/race, 25.2% are held by people who declared to be Negroes.

V. Information related to the Parent company, Petrobras Distribuidora and Transpetro, where positions are reserved for disabled people.

VI. Information related to the Parent company.

VII. The information on the Company includes the number of complaints and criticisms received by the Parent Company, Petrobras Distribuidora and Liquigás. The goals for 2014 do not include the estimates for the Customer Service Centers of Petrobras Distribuidora.

(i) Unaudited information.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

Supplementary information on Oil and Gas Exploration and Production (unaudited)

In accordance with Codification Topic 932 - Extractive Activities – Oil and Gas, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (a) through (c) provides historical cost information pertaining to costs incurred in exploration, property acquisition and development, capitalized costs and results of operations. The information included in items (d) and (e) present information on Petrobras’ estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

The international geographic area includes activities in South America, which includes Argentina, Colombia, Ecuador, Peru, Uruguay and Venezuela; North America, which includes Mexico and the United States of America; Africa, which includes  Angola, Libya, Tanzania, and Others, which includes Portugal and Turkey. The equity investments are composed of the operations of Petrobras Oil and Gas B.V. (PO&G) in Namibia and Nigeria, as well as Venezuelan companies involved in exploration and production activities. Information on asset sales transactions are disclosed in explanatory note 10.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

a) Capitalizes costs relating to oil and gas producing activities

The following table summarizes capitalized costs for oil and gas exploration and production activities with the related accumulated depreciation, depletion and amortization, and asset retirement obligation assets:

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2013
Unproved oil and gas properties	49,806	1,936	1,342	51	−	3,329	53,135	−
Proved oil and gas properties	167,820	5,646	14,102	−	−	19,748	187,568	9,304
Support equipments	149,536	1,148	(649)	(35)	10	474	150,010	2
Gross capitalized costs	367,162	8,730	14,795	16	10	23,550	390,712	9,306
Depreciation and depletion	(104,699)	(4,790)	(2,221)	−	(9)	(7,020)	(111,719)	(3,408)
	262,463	3,940	12,574	16	1	16,530	278,993	5,898
Construction and installations in progress	66,579	(306)	7	−	−	(298)	66,280	−
Net capitalized costs	329,042	3,634	12,581	16	1	16,232	345,273	5,898

December 31, 2012
Unproved oil and gas properties	98,609	1,440	3,210	3,066	51	7,767	106,376	−
Proved oil and gas properties	106,286	8,072	7,443	5,041	−	20,556	126,842	1,004
Support equipments	113,883	3,041	1	54	14	3,110	116,993	−
Gross capitalized costs	318,778	12,553	10,654	8,161	65	31,433	350,211	1,004
Depreciation and depletion	(88,436)	(6,157)	(1,278)	(2,892)	(7)	(10,334)	(98,770)	(348)
	230,342	6,396	9,376	5,269	58	21,099	251,441	656
Construction and installations in progress	55,816	22	5	−	−	27	55,843	−
Net capitalized costs	286,158	6,418	9,381	5,269	58	21,126	307,284	656

December 31, 2012
Unproved oil and gas properties	97,116	981	3,560	1,112	68	5,721	102,837	−
Proved oil and gas properties	82,423	7,344	4,016	6,068	−	17,428	99,851	1,078
Support equipments	96,621	2,098	45	(45)	4	2,102	98,723	2
Gross capitalized costs	276,160	10,423	7,621	7,135	72	25,251	301,411	1,080
Depreciation and depletion	(74,128)	(5,509)	(851)	(2,468)	(2)	(8,830)	(82,958)	(371)
	202,032	4,914	6,770	4,667	70	16,421	218,453	709
Construction and installations in progress	44,344	537	−	170	−	707	45,051	−
Net capitalized costs	246,376	5,451	6,770	4,837	70	17,128	263,504	709

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

b) Costs incurred in oil and gas property acquisition, exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized:

								Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2013
Acquisition of properties
Proved	−	40	2,378	−	−	2,419	2,419	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	19,744	429	830	3	2	1,264	21,008	−
Development costs	39,197	1,536	387	660	6	2,589	41,786	556
Total	58,941	2,005	3,596	663	7	6,271	65,212	556

December 31, 2012
Acquisition of properties
Proved	−	242	1,104	−	−	1,346	1,346	−
Unproved	−	−	−	−	−	−	−	−
Exploration costs	11,086	577	1,143	175	1	1,896	12,982	−
Development costs	31,623	1,551	1,099	583	122	3,355	34,978	38
Total	42,709	2,370	3,346	758	123	6,597	49,306	38

December 31, 2011
Acquisition of properties
Proved	−	21	−	−	68	89	89	6
Unproved	8	364	645	28	−	1,037	1,045	−
Exploration costs	9,472	601	301	604	38	1,544	11,016	2
Development costs	24,122	820	185	−	−	1,005	25,127	109
Total	33,602	1,806	1,131	632	106	3,675	37,277	117

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

c) Results of operations for oil and gas producing activities

The Company’s results of operations from oil and gas producing activities for the years ended December 31, 2013, 2012 and 2011 are shown in the following table. The Company transfers substantially all of its Brazilian crude oil and gas production to the Refining, Transportation & Marketing segment in Brazil. The prices calculated by the Company’s model may not be indicative of the price the Company would have realized had this production been sold in an unregulated spot market. Additionally, the prices calculated by the Company’s model may not be indicative of the future prices to be realized by the Company. Gas prices used are those contracted prices to third parties.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including operating employees’ compensation, materials, supplies, fuel consumed in operations and operating costs related to natural gas processing plants.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in exploration and development activities. In accordance with Codification Topic 932 – Extractive Activities – Oil and Gas, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
December 31, 2013
Net operation revenues:
Sales to third parties	2,472	2,201	1,093	438	−	3,732	6,204	1,176
Intersegment	144,809	3,624	−	1,429	−	5,053	149,862	1,640
	147,281	5,826	1,093	1,867	−	8,786	156,067	2,816
Production costs	(57,050)	(3,057)	(381)	(141)	−	(3,580)	(60,630)	(423)
Exploration expenses	(6,057)	(132)	(189)	(61)	(7)	(388)	(6,445)	(4)
Depreciation, depletion and amortization	(16,867)	(1,117)	(693)	(192)	(1)	(2,004)	(18,871)	(565)
Impairment of oil and gas properties	(9)	2	(30)	(1,205)	−	(1,233)	(1,242)	−
Other operating expenses	(2,883)	(552)	(161)	(108)	3,763	2,943	60	−
Results before income tax expenses	64,415	969	(361)	160	3,756	4,524	68,939	1,823
Income tax expenses	(21,901)	(304)	(3)	(790)	(1)	(1,099)	(23,000)	(750)
Results of operations (excluding corporate overhead and interes costs)	42,514	665	(365)	(630)	3,754	3,425	45,939	1,073

December 31, 2012
Net operation revenues:
Sales to third parties	1,700	2,240	37	719	−	2,996	4,696	362
Intersegment	143,873	3,232	566	3,674	−	7,472	151,345	−
	145,573	5,472	603	4,393	−	10,468	156,041	362
Production costs	(52,888)	(2,664)	(79)	(348)	−	(3,091)	(55,979)	(302)
Exploration expenses	(7,114)	(352)	(96)	(163)	(112)	(723)	(7,837)	−
Depreciation, depletion and amortization	(12,763)	(921)	(342)	(370)	(2)	(1,635)	(14,398)	(153)
Impairment of oil and gas properties	(71)	(1)	−	(33)	−	(34)	(105)	−
Other operating expenses	(3,523)	(384)	(218)	340	(82)	(344)	(3,867)	−
Results before income tax expenses	69,214	1,150	(132)	3,819	(196)	4,641	73,855	(93)
Income tax expenses	(23,533)	(295)	(1)	(1,820)	2	(2,114)	(25,647)	28
Results of operations (excluding corporate overhead and interes costs)	45,681	855	(133)	1,999	(194)	2,527	48,208	(65)

December 31, 2011
Net operation revenues:
Sales to third parties	863	1,734	14	494	−	2,242	3,105	486
Intersegment	123,165	2,615	182	3,576	−	6,373	129,538	11
	124,028	4,349	196	4,070	−	8,615	132,643	497
Production costs	(42,355)	(2,012)	(53)	(226)	−	(2,291)	(44,646)	(239)
Exploration expenses	(3,674)	(383)	(48)	(157)	(166)	(754)	(4,428)	(2)
Depreciation, depletion and amortization	(12,763)	(685)	(89)	(441)	(1)	(1,216)	(13,979)	(203)
Impairment of oil and gas properties	(412)	3	−	−	−	3	(409)	(94)
Other operating expenses	(2,972)	(418)	(347)	415	(36)	(386)	(3,358)	−
Results before income tax expenses	61,852	854	(341)	3,661	(203)	3,971	65,823	(41)

Income tax expenses	(21,030)	(266)	(1)	(1,395)	−	(1,662)	(22,692)	6
Results of operations (excluding corporate overhead and interes costs)	40,822	588	(342)	2,266	(203)	2,309	43,131	(35)

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

d) Reserve quantities information

The Company’s estimated net proved oil and gas reserves and changes thereto for the years 2013, 2012 and 2011 are shown in the following table. Proved reserves are estimated by the Company’s reservoir engineers in accordance with the reserve definitions prescribed by the Securities and Exchange Commission.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Developed oil and gas reserves are reserves of any category that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

A summary of the annual changes in the proved reserves of oil is as follows (in millions of barrels):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International**	Synthetic Oil	Total	Total
Reserves at December 31, 2010	10,379.0	209.8	10.1	124.9	344.8	7.4	10,731.2	33.5
Revisions of previous estimates	571.6	(2.5)	36.4	8.1	42.0	2.4	616.0	(1.1)
Extensions and discoveries	151.2	9.4	8.0	−	17.4	−	168.6	−
Improved Recovery	1.9	−	−	6.1	6.1	−	8.0	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(692.5)	(25.5)	(0.8)	(21.0)	(47.3)	(1.2)	(741.0)	(2.8)
Reserves at December 31, 2011	10,411.2	191.2	53.7	118.1	363.0	8.6	10,782.8	29.6
Revisions of previous estimates	69.7	(2.6)	23.5	22.4	43.3	0.7	113.7	(3.0)
Extensions and discoveries	424.4	11.4	−	−	11.4	−	435.8	−
Improved Recovery	324.6	0.6	−	18.7	19.3	−	343.9	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(690.7)	(25.2)	(3.3)	(19.0)	(47.5)	(1.0)	(739.1)	(2.3)
Reserves at December 31, 2012	10,539.2	175.4	74.0	140.2	389.6	8.3	10,937.1	24.3
Transfers by loss of control*	−	−	−	(140.2)	(140.2)	−	(140.2)	140.2
Revisions of previous estimates	(110.0)	13.4	21.9	−	35.4	1.3	(73.4)	1.8
Extensions and discoveries	818.3	−	33.0	−	33.0	−	851.4	−
Improved Recovery	124.2	−	−	−	−	−	124.2	−
Sales of reserves	(42.3)	−	(1.5)	−	(1.5)	−	(43.8)	(65.4)
Purchases of reserves	0.0	−	−	−	−	−	0.0	−
Production for the year	(671.0)	(22.8)	(4.3)	−	(27.1)	(0.8)	(698.9)	(16.5)
Reserves at December 31, 2013	10,658.4	166.0	123.1	(0.0)	289.2	8.8	10,956.4	84.5

*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G. See note 10.2 for further details.
** Includes 105 million barrels related to assets classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

A summary of the annual changes in the proved reserves of natural gas is as follows (in billions of cubic feet):

	Consolidated Entities							Equity Method Investees
Proved developed and undeveloped reserves	Brazil	South America	North America	Africa	International**	Synthetic Gas	Total	Total
Reserves at December 31, 2010	10,554.0	1,235.7	51.7	40.4	1,327.8	12.0	11,893.8	59.8
Revisions of previous estimates	993.9	(9.7)	15.2	(1.1)	4.4	3.3	1,001.6	(15.0)
Extensions and discoveries	192.3	76.3	9.1	−	85.4	−	277.7	−
Improved Recovery	0.3	−	−	−	−	−	0.3	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(673.5)	(112.7)	(4.1)	−	(116.8)	(1.9)	(792.2)	(1.3)
Reserves at December 31, 2011	11,067.0	1,189.6	71.9	39.3	1,300.8	13.4	12,381.2	43.5
Revisions of previous estimates	373.4	(18.3)	2.7	6.2	(9.4)	1.8	365.8	5.2
Extensions and discoveries	275.8	19.6	−	−	19.6	−	295.4	−
Improved Recovery	(624.3)	0.8	−	−	0.8	−	(623.5)	−
Sales of reserves	−	−	−	−	−	−	−	−
Purchases of reserves	−	−	−	−	−	−	−	−
Production for the year	(747.3)	(108.0)	(6.9)	−	(114.9)	(1.9)	(864.1)	(0.9)
Reserves at December 31, 2012	10,344.6	1,083.7	67.7	45.5	1,196.9	13.3	11,554.8	47.8
Transfers by loss of control*	−	−	−	(45.5)	(45.5)	−	(45.5)	45.5
Revisions of previous estimates	(291.2)	75.2	2.6	−	77.8	(0.1)	(213.5)	(8.0)
Extensions and discoveries	1,113.0	−	80.4	−	80.4	−	1,193.4	−
Improved Recovery	916.0	−	−	−	−	−	916.0	−
Sales of reserves	(17.3)	−	(13.4)	−	(13.4)	−	(30.7)	(22.8)
Purchases of reserves	0.4	−	−	−	−	−	0.4	−
Production for the year	(773.8)	(100.4)	(4.4)	−	(104.8)	(1.4)	(880.0)	(0.6)
Reserves at December 31, 2013	11,291.7	1,058.5	132.9	0.0	1,191.4	11.8	12,494.8	61.9

*Amounts transferred from consolidated entities to equity-method entities, as the Company ceased to consolidate PO&G. See note 10.2 for further details.
** Includes 363 billion cubic feet related to assets classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of reais, unless otherwise indicated)

The tables below present the volumes of proved developed and undeveloped reserves, net:

	2013				2012				2011
	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas	Crude Oil	Synthetic Oil	Natural Gas	Synthetic Gas
	(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)		(millions of barrels)		(billions of cubic feet)
Net proved developed reserves:
Consolidated Entities
Brazil	6,509.3	8.8	6,578.9	11.8	6,397.5	8.3	6,811.5	13.3	6,973.5	8.6	6,836.0	13.4
South America	86.0	−	368.4	−	96.5	−	414.1	−	106.6	−	440.9	−
North America	46.2	−	9.9	−	21.2	−	25.2	−	4.5	−	32.1	−
Africa	−	−	−	−	77.8	−	35.8	−	70.3	−	39.3	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	132.2	−	378.3	−	195.5	−	475.1	−	181.4	−	512.3	−
Total Consolidated Entities	6,641.6	8.8	6,957.3	11.8	6,593.0	8.3	7,286.6	13.3	7,154.9	8.6	7,348.3	13.4
Nonconsolidated Entitites
Brazil	−	−	−	−	−	−	−	−	−	−	−	−
South America	12.4	−	14.9	−	12.7	−	14.6	−	17.5	−	20.2	−
North America	−	−	−	−	−	−	−	−	−	−	−	−
Africa	37.3	−	15.7	−	−	−	−	−	−	−	−	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	49.8	−	30.5	−	12.7	−	14.6	−	17.5	−	20.2	−
Total Nonconsolidated Entities	49.8	−	30.5	−	12.7	−	14.6	−	17.5	−	20.2	−
Total Consolidated and Nonconsolidated Entities	6,691.4	8.8	6,987.8	11.8	6,605.7	8.3	7,301.2	13.3	7,172.4	8.6	7,368.5	13.4
Net proved undeveloped reserves:
Consolidated Entities
Brazil	4,149.1	−	4,712.7	−	4,141.7	−	3,533.0	−	3,437.5	−	4,231.0	−
South America	80.1	−	690.1	−	78.9	−	669.5	−	84.7	−	748.6	−
North America	77.0	−	123.1	−	52.8	−	42.5	−	49.3	−	40.1	−
Africa	−	−	−	−	62.4	−	9.8	−	47.8	−	−	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	157.1	−	813.2	−	194.1	−	721.8	−	181.8	−	788.7	−
Total Consolidated Entities	4,306.2	−	5,525.9	−	4,335.8	−	4,254.8	−	3,619.3	−	5,019.7	−
Nonconsolidated Entitites
Brazil	−	−	−	−	−	−	−	−	−	−	−	−
South America	8.8	−	26.4	−	11.6	−	33.2	−	12.1	−	23.3	−
North America	−	−	−	−	−	−	−	−	−	−	−	−
Africa	25.9	−	4.9	−	−	−	−	−	−	−	−	−
Others	−	−	−	−	−	−	−	−	−	−	−	−
International	34.7	−	31.3	−	11.6	−	33.2	−	12.1	−	23.3	−
Total Nonconsolidated Entities	34.7	−	31.3	−	11.6	−	33.2	−	12.1	−	23.3	−
Total Consolidated and Nonconsolidated Entities	4,340.8	−	5,557.2	−	4,347.4	−	4,288.0	−	3,631.4	−	5,043.0	−

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

e) Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved oil and gas reserves, is calculated in accordance with the requirements of Codification Topic 932 of the SEC – Extractive Activities – Oil and Gas.

Estimated future cash inflows from production in Brazil and International segments are computed by applying the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions. Future price changes are limited to those provided by contractual arrangements in existence at the end of each reporting year. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indicators, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. These rates reflect allowable deductions and are applied to estimated future pre-tax net cash flows, less the tax basis of related assets. Discounted future net cash flows are calculated using 10% mid-period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced .

The valuation prescribed under Codification Topic 932 of the SEC– Extractive Activities - Oil and Gas requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of Petrobras’ future cash flows or the value of its oil and gas reserves.

Information relating to the standardized measure of discounted future net flows are presented originally in U.S. dollars on Form 20-F of the SEC were converted to the real for these financial statements. Therefore, in order to maintain consistency with the criteria used in measuring the estimates of future cash flows, as described above, the exchange rate used for converting each period follows the average prices calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. Exchange differences arising on translation are shown as cumulative translation adjustments in handling flows tables, as follows.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

  (Expressed in millions of reais, unless otherwise indicated)

Discounted future net cash flows:

	Consolidated Entities						Equity Method Investees
At December 31, 2013	Brazil	South America	North America	Africa	International **	Total	Total

At December 31, 2013
Future cash inflows	2,444,936	36,145	26,017	−	62,162	2,507,098	18,802
Future production costs	(1,011,789)	(18,843)	(7,509)	−	(26,351)	(1,038,140)	(6,576)
Future development costs	(156,636)	(4,626)	(6,025)	−	(10,651)	(167,287)	(4,153)
Future income tax expenses	(443,858)	(3,649)	(365)	−	(4,014)	(447,872)	(2,633)
Undiscounted future net cash flows	832,653	9,028	12,118	−	21,146	853,799	5,441
10 percent midyear annual discount for timing of estimated cash flows *	(426,231)	(3,093)	(4,931)	−	(8,024)	(434,256)	(1,768)
Standardized measure of discounted future net cash flows	406,422	5,935	7,187	−	13,122	419,543	3,673

	Consolidated Entities						Equity Method Investees
At December 31, 2012	Brazil	South America	North America	Africa	International	Total	Total

At December 31, 2012
Future cash inflows	2,154,418	35,026	14,231	30,499	79,756	2,234,174	8,080
Future production costs	(891,944)	(17,157)	(3,259)	(6,039)	(26,455)	(918,399)	(5,600)
Future development costs	(113,182)	(4,366)	(3,893)	(7,361)	(15,620)	(128,802)	(344)
Future income tax expenses	(397,241)	(3,910)	−	(6,156)	(10,066)	(407,307)	(787)
Undiscounted future net cash flows	752,051	9,593	7,079	10,943	27,615	779,666	1,349
10 percent midyear annual discount for timing of estimated cash flows *	(385,228)	(3,370)	(2,284)	(3,640)	(9,294)	(394,522)	(549)
Standardized measure of discounted future net cash flows	366,823	6,223	4,795	7,303	18,321	385,144	800

	Consolidated Entities						Equity Method Investees
At December 31, 2011	Brazil	South America	North America	Africa	International	Total	Total

At December 31, 2011
Future cash inflows	1,823,637	29,199	8,027	21,668	58,894	1,882,531	3,771
Future production costs	(717,492)	(13,121)	(2,463)	(4,501)	(20,085)	(737,577)	(1,998)
Future development costs	(103,636)	(3,189)	(2,238)	(4,343)	(9,770)	(113,406)	(98)
Future income tax expenses	(346,734)	(3,849)	−	(4,567)	(8,416)	(355,150)	(565)
Undiscounted future net cash flows	655,775	9,040	3,326	8,257	20,623	676,398	1,110
10 percent midyear annual discount for timing of estimated cash flows *	(336,686)	(3,326)	(1,445)	(2,510)	(7,281)	(343,967)	(370)
Standardized measure of discounted future net cash flows	319,089	5,714	1,881	5,747	13,342	332,431	740
* Semiannual capitalization
** Includes the amount of R$ 3,790 million related to assets held for sale.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International**	Total	Total
Balance at January 1, 2013	366,823	6,223	4,795	7,303	−	18,321	385,144	800
Transfers by loss of control*	−	−	−	(7,303)	−	(7,303)	(7,303)	7,303
Sales and transfers of oil and gas, net of production cost	(73,254)	(2,499)	(857)	−	−	(3,356)	(76,610)	(1,584)
Development costs incurred	36,063	1,538	390	660	6	2,594	38,657	512
Net change due to purchases and sales of minerals in place	(2,173)	587	(249)	−	−	338	(1,835)	(4,047)
Net change due to extensions, discoveries and improved, less related costs	71,493	−	1,451	−	−	1,451	72,944	−
Revisions of previous quantity estimates	(8,783)	60	2,016	−	−	2,076	(6,707)	180
Net change in prices, transfer prices and in production costs	(20,927)	(798)	653	(660)	(5)	(810)	(21,737)	(897)
Changes in estimated future development costs	(41,285)	(870)	(745)	−	−	(1,615)	(42,900)	(185)
Accretion of discount	36,682	962	584	−	−	1,546	38,228	541
Net change in income taxes	(1,891)	407	(27)	−	−	380	(1,511)	586
Timing	−	(6)	(1,409)	−	−	(1,415)	(1,415)	−
Others - unspecified	−	(343)	65	−	−	(278)	(278)	−
Cumulative translation adjustment	43,674	674	519	−	(1)	1,192	44,866	463

Balance at December 31, 2013	406,422	5,935	7,186	−	−	13,121	419,542	3,672
* Amount transferred due to desconsolidation of PO&G as described in explanatory note 10.2.
** Includes the amount of R$ 3,790 million related to assets held for sale.

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities							Equity Method Investees
	Brazil	South America	North America	Africa	Others	International	Total	Total
Balance at January 1, 2012	319,089	5,714	1,881	5,747	−	13,342	332,431	740
Sales and transfers of oil and gas, net of production cost	(93,004)	(2,414)	(131)	(3,347)	−	(5,892)	(98,896)	(226)
Development costs incurred	31,539	1,551	1,099	583	122	3,355	34,894	36
Net change due to purchases and sales of minerals in place	−	−	−	−	−	−	−	−
Net change due to extensions, discoveries and improved, less related costs	34,724	350	1,978	2,668	−	4,996	39,720	78
Revisions of previous quantity estimates	6,632	478	(115)	3,451	−	3,814	10,446	(113)
Net change in prices, transfer prices and in production costs	(13,318)	164	222	(663)	(122)	(399)	(13,717)	(268)
Changes in estimated future development costs	(17,422)	(1,601)	(738)	(2,059)	−	(4,398)	(21,820)	(221)
Accretion of discount	31,909	944	253	670	−	1,867	33,776	130
Net change in income taxes	6,085	300	−	(194)	−	106	6,191	3
Timing	−	(73)	105	−	−	32	32	−
Others - unspecified	−	(178)	(86)	(544)	−	(808)	(808)	515
Cumulative translation adjustment	60,589	988	327	991	−	2,306	62,895	126

Balance at December 31, 2012	366,823	6,223	4,795	7,303	−	18,321	385,144	800

Petróleo Brasileiro S.A. – Petrobras

Supplementary information on Oil and Gas Exploration and Production (unaudited)

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated Entities						Equity Method Investees
	Brazil	South America	North America	Africa	International	Total	Total
Balance at January 1, 2011	218,648	6,539	406	5,393	12,338	230,986	572
Sales and transfers of oil and gas, net of production cost	(75,868)	(1,785)	(136)	(3,378)	(5,299)	(81,167)	(115)
Development costs incurred	23,124	820	185	−	1,005	24,129	73
Net change due to purchases and sales of minerals in place	−	−	−	−	−	−	−
Net change due to extensions, discoveries and improved, less related costs	8,114	351	510	625	1,486	9,600	−
Revisions of previous quantity estimates	32,313	73	1,777	945	2,795	35,108	(52)
Net change in prices, transfer prices and in production costs	190,114	1,096	80	4,536	5,712	195,826	221
Changes in estimated future development costs	(26,509)	(731)	(858)	(198)	(1,787)	(28,296)	(50)
Accretion of discount	21,865	790	38	487	1,315	23,180	90
Net change in income taxes	(58,917)	(80)	−	(1,629)	(1,709)	(60,626)	(10)
Timing	−	(116)	44	−	(72)	(72)	45
Others - unspecified	−	(862)	(141)	(720)	(1,723)	(1,723)	−
Cumulative translation adjustment	(13,795)	(381)	(24)	(314)	(719)	(14,514)	(34)
Balance at December 31, 2011	319,089	5,714	1,881	5,747	13,342	332,431	740

Petróleo Brasileiro S.A. – Petrobras

The Board of Directors and Officers

BOARD OF DIRECTORS GUIDO MANTEGA President

FRANCISCO ROBERTO DE ALBUQUERQUE Member	LUCIANO GALVÃO COUTINHO Member	MAURO GENTILE RODRIGUES DA CUNHA Member

JOSÉ MARIA FERREIRA RANGEL Member	MARIA DAS GRAÇAS SILVA FOSTER Member	MIRIAM APARECIDA BELCHIOR Member

JORGE GERDAU JOHANNPETER Member	MÁRCIO PEREIRA ZIMMERMANN Member	SÉRGIO FRANKLIN QUINTELLA Member

EXECUTIVE COMMITTEE (OFFICERS) MARIA DAS GRAÇAS SILVA FOSTER Chief Executive Officer (CEO) - President

ALMIR GUILHERME BARBASSA Chief Financial and Investor Relations Officer		JOSE CARLOS COSENZA Director of Refining, Transportation and Marketing

JOSE ALCIDES SANTORO MARTINS Director of Gas and Power		JOSE EDUARDO DE BARROS DUTRA Corporate and Services Director

JOSE ANTONIO DE FIGUEIREDO Director of Engineering, Technology and Materials		JOSE MIRANDA FORMIGLI FILHO Director of Exploration and Production

MARCOS ANTONIO SILVA MENEZES Chief Accounting Officer (CAO) CRC-RJ 35.286/O-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.